SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

16 AUGUST 2012

LLOYDS BANKING GROUP plc

(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b): 82- ________

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-167844 and 333-167844-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Index to Exhibits

Item

No. 1	Regulatory News Service Announcement, dated 16 August 2012 re: 2012 Interim Results

Lloyds Banking Group plc

2012 Half-Year Results
News Release
16 August 2012

EXPLANATORY NOTE

This report on Form 6-K contains the interim report of Lloyds Banking Group plc, which includes the unaudited consolidated interim results for the half-year ended 30 June 2012, and is being incorporated by reference into the Registration Statement with File Nos. 333-167844 and 333-167844-01.

As discussed in note 45 on page F-76 of the audited consolidated financial statements included in the Group’s Annual Report on Form 20-F for the year ended 31 December 2010 and in note 21 on page 120 of this Form 6-K, the Group made a provision of £3,200 million in the year ended 31 December 2010 in connection with the sale of payment protection insurance.  This provision was made following a UK High Court judgment handed down before the Group’s Form 20-F for the year ended 31 December 2010 was filed but after the approval and publication of the Group’s UK annual report and accounts for the same year.  In accordance with IAS 10, the provision was recorded in the Group’s 2010 income statement included in the Form 20-F, whereas it was recorded in the Group’s 2011 first half results for UK reporting purposes.

BASIS OF PRESENTATION
This report covers the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group) for the half-year ended 30 June 2012.
Statutory basis
Statutory results are set out on pages 92 to 139.  However, a number of factors have had a significant effect on the comparability of the Group’s financial position and results.  As a result, comparison on a statutory basis of the 2012 results with 2011 is of limited benefit.

Management and underlying bases
In order to present a more meaningful view of underlying business performance, the results of the Group and divisions are presented on a management basis.  The key principles adopted in the preparation of the management basis of reporting are described below.

•  In order to reflect the impact of the acquisition of HBOS, the following adjustments have been made:

–  the amortisation of purchased intangible assets has been excluded; and

–  the unwind of acquisition-related fair value adjustments is shown on one line in the management basis income statement, other than unwind related to asset sales which is included within the effects of asset sales, volatile items and liability management.

•  In order to better present the business performance the effects of liability management, volatile items and asset sales are shown on separate lines in the management basis consolidated income statement and ‘underlying profit’ is profit before taking into account these items and fair value unwind.  Comparatives have been restated accordingly.

•  The following items, not related to acquisition accounting, have also been excluded from management profit:

– volatility arising in insurance businesses; – integration and Simplification costs; – EC mandated retail business disposal costs; – payment protection insurance;	– insurance gross up; – certain past service pensions credits in respect of the Group’s defined benefit pension schemes; and – provision in relation to German insurance business litigation.
Unless otherwise stated income statement commentaries throughout this document compare the half-year to 30 June 2012 to the half-year to 30 June 2011, and the balance sheet analysis compares the Group balance sheet as at 30 June 2012 to the Group balance sheet as at 31 December 2011.

FORWARD LOOKING STATEMENTS
This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group or the Group’s management’s beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future.  The Group’s actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, including as a result of the Group’s Simplification programme; the ability to access sufficient funding to meet the Group’s liquidity needs; changes to the Group’s credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability; changing demographic and market related trends; changes in customer preferences; changes to laws, regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the implementation of the draft EU crisis management framework directive and banking reform following the recommendations made by the Independent Commission on Banking; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury’s investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group’s EC state aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations, market disruptions and illiquid markets; the effects of competition and the actions of competitors, including non-bank financial services and lending companies; exposure to regulatory scrutiny, legal proceedings, regulatory investigations or complaints, and other factors.  Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

LLOYDS BANKING GROUP PLC

SUMMARY OF RESULTS

	Half-year to 30 June 2012	Half-year to 30 June 2011	Change since 30 June 2011	Half-year to 31 Dec 2011
	£m	£m	%	£m

Statutory results (IFRS)
Total income, net of insurance claims	8,965	10,868	(18)	9,934
Total operating expenses	(6,676)	(6,428)	(4)	(6,622)
Trading surplus	2,289	4,440	(48)	3,312
Impairment	(2,728)	(4,491)	39	(3,603)
Loss before tax	(439)	(51)		(291)
(Loss) profit attributable to equity shareholders	(676)	31		(482)
Basic (loss) earnings per share	(1.0)p	0.0p		(0.7)p

Management basis (page 8)
Underlying profit	1,064	349		289
Management profit	1,165	1,104	6	1,581

Capital and balance sheet	As at 30 June 2012	As at 31 Dec 2011	Change since 31 Dec 2011
			%
Statutory
Loans and advances to customers1	£534.4bn	£565.6bn	(6)
Customer deposits2	£423.2bn	£413.9bn	2
Loan to deposit ratio3	126%	135%

Risk-weighted assets	£332.5bn	£352.3bn	(6)
Core tier 1 capital ratio	11.3%	10.8%

1	Includes reverse repos of £5.8 billion (31 December 2011: £16.8 billion).
2	Includes repos of £4.1 billion (31 December 2011: £8.0 billion).
3	Loans and advances to customers (excluding reverse repos) divided by customer deposits (excluding repos).

LLOYDS BANKING GROUP PLC

STATUTORY INFORMATION (IFRS)

CONSOLIDATED INCOME STATEMENT

		Half-year to 30 June 2012	Half-year to 30 June 2011	Half-year to 31 Dec 2011
	Note	£ million	£ million	£ million

Interest and similar income		12,734	13,437	12,879
Interest and similar expense		(8,076)	(7,448)	(6,170)
Net interest income		4,658	5,989	6,709
Fee and commission income		2,394	2,465	2,470
Fee and commission expense		(748)	(690)	(701)
Net fee and commission income1		1,646	1,775	1,769
Net trading income		4,105	3,118	(3,486)
Insurance premium income		4,183	4,125	4,045
Other operating income		1,661	1,522	1,277
Other income	3	11,595	10,540	3,605
Total income		16,253	16,529	10,314
Insurance claims1		(7,288)	(5,661)	(380)
Total income, net of insurance claims		8,965	10,868	9,934
Payment protection insurance provision		(1,075)	–	–
Other operating expenses		(5,601)	(6,428)	(6,622)
Total operating expenses	4	(6,676)	(6,428)	(6,622)
Trading surplus		2,289	4,440	3,312
Impairment	5	(2,728)	(4,491)	(3,603)
Loss before tax		(439)	(51)	(291)
Taxation	6	(202)	109	(145)
(Loss) profit for the period		(641)	58	(436)

Profit attributable to non-controlling interests		35	27	46
(Loss) profit attributable to equity shareholders		(676)	31	(482)
(Loss) profit for the period		(641)	58	(436)

1	See note 3 on page 108.

LLOYDS BANKING GROUP PLC

SUMMARY CONSOLIDATED BALANCE SHEET

	As at 30 June 2012	As at 31 Dec 2011
Assets	£ million	£ million

Cash and balances at central banks	87,590	60,722
Trading and other financial assets at fair value through profit or loss	145,626	139,510
Derivative financial instruments	58,347	66,013
Loans and receivables:
Loans and advances to customers	534,445	565,638
Loans and advances to banks	31,779	32,606
Debt securities	6,429	12,470
	572,653	610,714
Available-for-sale financial assets	32,810	37,406
Held-to-maturity investments	10,933	8,098
Other assets	53,412	48,083
Total assets	961,371	970,546

Liabilities
Deposits from banks	44,895	39,810
Customer deposits	423,238	413,906
Trading and other financial liabilities at fair value through profit or loss	37,424	24,955
Derivative financial instruments	50,153	58,212
Debt securities in issue	150,513	185,059
Liabilities arising from insurance and investment contracts	131,199	128,927
Subordinated liabilities	34,752	35,089
Other liabilities	42,568	37,994
Total liabilities	914,742	923,952

Total equity	46,629	46,594

Review of results
The Group recorded a loss before tax of £439 million for the six months to 30 June 2012 compared to a loss before tax of £51 million for the six months to 30 June 2011; the loss in 2012 was principally due to a £1,075 million charge (half-year to 30 June 2011: nil) in respect of payment protection insurance (see note 21, page 120), although this has been partly offset by a past service credit of £250 million (half-year to 30 June 2011: nil) relating to the Group’s defined benefit pension schemes (see note 4, page 109).

Total income net of insurance claims decreased by £1,903 million, or 18 per cent, to £8,965 million for the six months to 30 June 2012 from £10,868 million in the six months to 30 June 2011.

Net interest income decreased by £1,331 million, or 22 per cent, to £4,658 million in the six months to 30 June 2012 compared to £5,989 million in the same period in 2011.  Average interest earning assets fell as a result of the subdued economic environment which affected demand for new credit, continued customer deleveraging and the disposal of assets outside the Group’s risk appetite.  Net interest margins within the banking operations also fell, reflecting the costs of increased wholesale funding, including the effect of refinancing government and central bank facilities, and strong deposit growth in an increasingly competitive market, which more than offset the benefits of repricing certain lending portfolios and the improved lending mix.

LLOYDS BANKING GROUP PLC\

Review of results (continued)

Other income increased by £1,055 million, or 10 per cent, to £11,595 million in the six months to 30 June 2012, compared to £10,540 million in the same period in 2011, largely due to a £987 million improvement in net trading income, comprising a £1,755 million increase in the insurance businesses, offset by an £768 million decrease in the banking businesses.  The increase in the insurance business was driven by the impact of market conditions on the policyholder assets within the Group’s insurance businesses, relative to the six months to 30 June 2011.  These market movements were largely offset in the Group’s income statement by a £1,627 million, or 29 per cent, increase in the insurance claims expense, to £7,288 million in the six months to 30 June 2012 compared to £5,661 million in the six months to 30 June 2011, and the impact on net interest income of amounts allocated to unit holders in Open-Ended Investment Companies.  Net trading income within the Group’s banking operations was a loss of £192 million for the six months to 30 June 2012 compared to a profit of £576 million in the six months to 30 June 2011.  Net trading income in banking operations includes a £205 million charge relating to the change in fair value of the small proportion of the Group’s wholesale funding which was designated at fair value at inception, compared to a £14 million charge in the first half of 2011; it also includes a charge of £500 million for the change in fair value of interest rate derivatives and foreign exchange hedges in the banking book not mitigated through hedge accounting, which reflected the volatile market conditions that resulted in substantial changes in interest and foreign exchange rates in the period.

Total operating expenses increased by £248 million, or 4 per cent, to £6,676 million in the six months to 30 June 2012 compared to £6,428 million in the six months to 30 June 2011; this increase reflects a £1,075 million charge in respect of payment protection insurance in the six months to 30 June 2012 (six months to 30 June 2011: nil).  Excluding this charge, operating expenses decreased by £827 million, or 13 per cent, to £5,601 million in the six months to 30 June 2012 compared to £6,428 million in the six months to 30 June 2011, reflecting a past service credit in relation to the Group’s defined benefit pension schemes of £250 million (six months to 30 June 2011: nil) together with continuing cost synergies arising from the combination of the Lloyds TSB and HBOS businesses and the Group’s Simplification programme.

Impairment losses decreased by £1,763 million, or 39 per cent, to £2,728 million in the six months to 30 June 2012 compared to £4,491 million in the six months to 30 June 2011.  The reduced charge was a result of the continued application of the Group’s prudent risk appetite and strong risk management controls resulting in improved portfolio and business quality, from continued low interest rates, partly offset by subdued UK economic growth and a weak commercial real estate market.

On the balance sheet, total assets were £9,175 million, or 1 per cent, lower at £961,371 million at 30 June 2012, compared to £970,546 million at 31 December 2011, reflecting the continuing disposal of assets which are outside of the Group’s risk appetite, customer deleveraging and de-risking and subdued demand in lending markets.  Loans and advances to customers decreased by £31,193 million, or 6 per cent, from £565,638 million at 31 December 2011 to £534,445 million at 30 June 2012; debt securities held as loans and receivables decreased by £6,041 million, or 48 per cent, from £12,470 million at 31 December 2011 to £6,429 million at 30 June 2012, again reflecting disposals of assets outside of the Group’s risk appetite, and derivative balances were £7,666 million, or 12 per cent, lower at £58,347 million at 30 June 2012 compared to £66,013 million at 31 December 2011 reflecting market movements.  However, cash and balances at central banks were £26,868 million, or 44 per cent, higher at £87,590 million at 30 June 2012 compared to £60,722 million at 31 December 2011, as the Group has taken advantage of favourable opportunities for the placement of funds, and trading and other financial assets at fair value through profit or loss were £6,116 million, or 4 per cent, higher at £145,626 million compared to £139,510 million at 31 December 2011.  Within liabilities, customer deposits increased by £9,332 million, or 2 per cent, to £423,238 million compared to £413,906 million at 31 December 2011, following growth in retail deposit balances.  Overall funding requirements, however, were reduced and debt securities in issue were £34,546 million, or 19 per cent, lower at £150,513 million compared to £185,059 million at 31 December 2011.  Shareholders’ equity increased by £17 million, from £45,920 million at 31 December 2011 to £45,937 million at 30 June 2012 as the loss attributable to equity shareholders of £676 million has been offset by the net impact of share issues and positive movements in other reserves.

Total Group funded assets decreased to £555.8 billion from £587.7 billion at 31 December 2011.

LLOYDS BANKING GROUP PLC
Review of results (continued)

At 30 June 2012, the Group’s core tier 1 capital ratio increased to 11.3 per cent compared to 10.8 per cent at 31 December 2011, principally driven by a reduction in risk-weighted assets of £19,853 million, or 6 per cent.  The total capital ratio improved to 16.6 per cent (compared to 15.6 per cent at 31 December 2011).  Risk-weighted assets reduced by £19,853 million, or 6 per cent, to £332,488 million at 30 June 2012 compared to £352,341 million at 31 December 2011 due to the asset disposals and subdued demand for new lending noted above, together with continued improvements to the overall quality of the Group’s portfolios, partially offset by the application of revised regulatory rules relating to the Group’s private equity (including venture capital) investments which are now risk-weighted rather than being deducted from total capital.  The removal of this deduction from total capital contributed to the improvement in the total capital ratio.

LLOYDS BANKING GROUP PLC

SEGMENTAL ANALYSIS OF PROFIT (LOSS) BEFORE TAX BY DIVISION (UNAUDITED)

Underlying basis
	Half-year to 30 June 2012	Half-year to 30 June 2011	Half-year to 31 Dec 2011
	£ million	£ million	£ million

Retail	1,409	1,322	1,427
Wholesale	14	98	(287)
Commercial	255	211	215
Wealth, Asset Finance and International	(995)	(2,072)	(1,762)
Insurance	502	681	784
Other	(121)	109	(88)
Underlying profit before tax	1,064	349	289

Management basis
	Half-year to 30 June 2012	Half-year to 30 June 2011	Half-year to 31 Dec 2011
	£ million	£ million	£ million

Retail	1,650	1,907	1,729
Wholesale	399	1,060	(487)
Commercial	271	237	242
Wealth, Asset Finance and International	(1,064)	(1,989)	(1,672)
Insurance	481	660	762
Other	(572)	(771)	1,007
Management basis profit before tax	1,165	1,104	1,581

The Group Executive Committee (GEC), which is the chief operating decision maker for the Group, reviews the Group’s internal reporting based around these segments (which reflect the Group’s organisational and management structures) in order to assess the performance and allocate resources; this reporting is on both an underlying profit before tax basis and a management profit before tax basis.  The GEC believes that these bases better represent the underlying performance of the Group.  IFRS 8 requires that the Group present its segmental profit before tax on the basis reviewed by the chief operating decision maker that is most consistent with the measurement principles used in measuring the Group’s statutory profit before tax.  Accordingly, the Group presents its segmental management basis profit before tax in note 2 on page 102 of its financial statements in compliance with IFRS 8 Operating Segments.

The aggregate total of the management basis and the underlying basis segmental results constitute non-GAAP measures as defined in the United States Securities and Exchange Commission’s Regulation G. Management uses the aggregated total of management profit before tax and the aggregate and segmental underlying profit before tax, all non-GAAP measures, as measures of performance and believes that they provide important information for investors because they are comparable representations of the Group’s performance.  Profit before tax is the comparable GAAP measure to aggregate management profit before tax and aggregate underlying profit before tax.  Segmental management profit before tax is the comparable GAAP measure to segmental underlying profit before tax.  The tables below set out the reconciliations of each these non-GAAP measures to their comparable GAAP measure.

LLOYDS BANKING GROUP PLC

RECONCILIATION OF UNDERLYING PROFIT (LOSS) TO MANAGEMENT PROFIT (LOSS) FOR EACH DIVISION

Half-year to 30 June 2012	Retail	Wholesale	Commercial	Wealth, Asset Finance and Int’l	Insurance	Other
	£m	£m	£m	£m	£m	£m

Underlying profit (loss)	1,409	14	255	(995)	502	(121)
Asset sales1	–	(42)	–	(31)	–	658
Volatile items	–	17	–	–	–	(826)
Liability management	–	–	–	–	–	168
Fair value unwind1	241	410	16	(38)	(21)	(451)
Management profit (loss)	1,650	399	271	(1,064)	481	(572)

Half-year to 30 June 2011	Retail	Wholesale	Commercial	Wealth, Asset Finance and Int’l	Insurance	Other
	£m	£m	£m	£m	£m	£m

Underlying profit (loss)	1,322	98	211	(2,072)	681	109
Asset sales1	41	(1)	–	(21)	–	69
Volatile items	–	61	–	–	–	(413)
Liability management	–	–	–	–	–	–
Fair value unwind1	544	902	26	104	(21)	(536)
Management profit (loss)	1,907	1,060	237	(1,989)	660	(771)

Half-year to 31 Dec 2011	Retail	Wholesale	Commercial	Wealth, Asset Finance and Int’l	Insurance	Other
	£m	£m	£m	£m	£m	£m

Underlying profit (loss)	1,427	(287)	215	(1,762)	784	(88)
Asset sales1	7	62	–	–	–	127
Volatile items	–	(797)	–	–	–	411
Liability management	–	–	–	–	–	1,295
Fair value unwind1	295	535	27	90	(22)	(738)
Management profit (loss)	1,729	(487)	242	(1,672)	762	1,007

1
During the first half of the 2012, the Group has changed the presentation of the fair value unwind to include those amounts related to asset sales within that line item. Comparative figures have been restated accordingly.

LLOYDS BANKING GROUP PLC

GROUP PROFIT RECONCILIATIONS

	Half-year to 30 June 2012	Half-year to 30 June 2011	Half-year to 31 Dec 2011
	£m	£m	£m

Underlying profit	1,064	349	289
Own debt volatility	(357)	(250)	434
Asset and bond sales1	585	88	196
Other volatile items	(452)	(102)	(820)
Liability management	168	–	1,295
Fair value unwind	157	1,019	187
Management profit	1,165	1,104	1,581
Volatility arising in insurance businesses	(24)	(177)	(661)
Simplification, EC mandated retail business disposal costs, and integration costs	(513)	(689)	(763)
Payment protection insurance provision	(1,075)	–	–
Past service pensions credit	250	–	–
Amortisation of purchased intangibles	(242)	(289)	(273)
Provision in relation to German insurance business litigation	–	–	(175)
Loss before tax – statutory	(439)	(51)	(291)

1	Net of associated fair value unwind of £603 million (half-year to 30 June 2011: £649 million; half-year to 31 December 2011: £88 million).

Own debt volatility
Own debt volatility includes a £205 million charge relating to the change in fair value of the small proportion of the Group’s wholesale funding which was designated at fair value at inception.  This compares to a £203 million gain in the second half of 2011, and a £14 million charge in the first half of 2011.  Own debt volatility also includes a £152 million charge relating to the change in fair value of the equity conversion feature of the Enhanced Capital Notes, which principally reflects the ongoing amortisation of the value of the conversion feature over its life.

Asset and bond sales
Asset and bond sales of £585 million comprise the loss on asset disposals, which principally comprised assets which were outside of the Group’s risk appetite, and resulted in net losses on disposal of £73 million including fair value unwind benefits of £603 million, and gains on bond sales as the Group repositioned the available-for-sale portfolio of Government securities.

Other volatile items
Other volatile items includes the change in fair value of interest rate derivatives and foreign exchange hedges in the banking book not mitigated through hedge accounting.  A charge of £529 million was included in the first half of 2012 and reflected the volatile market conditions that resulted in substantial changes in interest and foreign exchange rates in the period.  Also included was a positive net derivative valuation adjustment of £77 million, reflecting a reduction in the market implied credit risk associated with customer derivative balances.

Liability management
Liability management gains of £168 million arose on transactions undertaken as part of the Group’s management of capital, largely the exchange of certain debt securities for other debt instruments, comprising £109 million recognised in statutory net interest income and £59 million recognised in statutory other income.  There were no such gains in the first half of 2011.

Fair value unwind
Management profit also includes a gain of £157 million relating to an unwind of acquisition-related fair value adjustments.  The unwind of fair value relating to assets disposed in the period is included in the asset sales line.

LLOYDS BANKING GROUP PLC

Volatility arising in insurance businesses
The Group's statutory result before tax is affected by insurance volatility, caused by movements in financial markets, and policyholder interests volatility, which primarily reflects the gross up of policyholder tax included in the Group tax charge.  In the first half of 2012 the Group’s statutory result before tax included negative insurance and policyholder interests volatility totalling £24 million compared to negative volatility of £177 million in the first half of 2011.  Further detail is given in note 2 on page 44.

Simplification, EC mandated retail business disposal costs, and integration costs
The costs of the Simplification programme were £274 million in the first half of 2012.  These costs related to severance, IT and business costs of implementation.  4,555 FTE role reductions were announced in the first half of 2012 taking the total to 6,653 since the start of the programme.  Simplification of the Group’s business operations continues through reduction in management layers and increasing spans of control as well as restructuring business units.  The latter includes consolidation of back office operations sites, optimisation of the model for delivery of IT and outsourcing of property facilities and asset management services.  Costs relating to the EC mandated business disposal in the first half of 2012 were £239 million and from inception to date total £451 million (costs in the year ended 31 December 2011: £170 million).  There were no integration costs in the first half of 2012.

Payment protection insurance (PPI)
The Group provided £3,200 million in 2010 in respect of the anticipated costs of contact and/or redress, including administration expenses, in relation to legacy PPI business.  During 2012 there has been an increase in the volume of complaints being received in relation to PPI, although other assumptions continue to be in line with expectations.  As a result, the Group has increased its provision by a further £1,075 million during the first half of 2012 (of which £375 million was reflected in the first quarter) to cover the anticipated redress in relation to these increased volumes.  This increases the total estimated cost of contact and redress to £4,275 million; redress payments made and expenses incurred to the end of June 2012 amounted to £2,955 million.  However, there are still a number of uncertainties as to the eventual costs from any such contact and/or redress given the inherent difficulties of assessing the impact of the detailed implementation of the Policy Statement for all PPI complaints, uncertainties around the ultimate emergence period for complaints, the availability of supporting evidence and the activities of claims management companies, all of which will significantly affect complaints volumes, uphold rates and redress costs.  Further detail is given in note 21 on page 120.

Past service pensions credit
Following a review of policy in respect of discretionary pension increases in relation to the Group’s defined benefit pension schemes, increases in certain schemes are now linked to the Consumer Price Index rather than the Retail Price Index.  The impact of this change is a reduction in the Group’s defined benefit obligation of £250 million, the benefit of which is recognised in the Group’s income statement in the first half of 2012.

Amortisation of purchased intangibles
A total of £4,650 million of customer-related intangibles, brands, core deposit intangibles and purchased credit card relationships were recognised on the acquisition of HBOS in 2009 and these are being amortised over their estimated useful lives, where this has been determined to be finite.  This has resulted in a charge of £242 million in the half-year to 30 June 2012 (half-year to 30 June 2011: £289 million; half-year to 31 December 2011: £273 million).

The customer-related intangibles include customer lists and the benefits of customer relationships that generate recurring income.  The purchased credit card relationships represent the benefit of recurring income generated from the portfolio of credit cards purchased and the core deposit intangible is the benefit derived from a large stable deposit base that has low interest rates.

Provision in relation to German insurance business litigation
As previously disclosed, Clerical Medical Investment Group Limited (CMIG) received a number of claims in the German courts relating to policies issued by CMIG but sold by independent intermediaries in Germany.  The Group recognised a provision of £175 million in 2011.

LLOYDS BANKING GROUP PLC
DIVISIONAL PERFORMANCE

RETAIL

Key highlights

•
Underlying profit1 increased by 7 per cent, to £1,409 million compared to the first half of 2011, and the return on risk-weighted assets remained strong at 2.79 per cent despite the challenging operating environment.

•
Total underlying income fell by 10 percent, to £4,256 million, driven by reduced demand for lending, increased funding costs and prior de-risking of the balance sheet.  Whilst the prior de-risking has suppressed income growth, importantly, it has also supported an offsetting reduction in impairment charges.  The net interest margin declined to 2.02 per cent, with its reduction slowing in the first half as the rate of funding cost increases moderated.

•
Total costs declined by 6 percent, to £2,089 million, as a result of strong cost control and the benefits from the Simplification programme.  This was partially offset by ongoing cost inflation and investment in the business for future growth.  Organisation structure changes, sourcing efficiencies and process simplification all made a contribution to the reduction in costs.

•
The impairment charge reduced by 35 percent, to £758 million, as Retail continues to benefit from previous credit management which has more than offset the impact of the subdued economic environment.  This has been supported by a continued sustainable approach to risk, effective portfolio management, and a focus on lending to existing customers.

•
Loans and advances to customers excluding reverse repos decreased by 2 percent, compared with December 2011, driven by reduced customer demand for new credit, existing customers continuing to reduce their personal indebtedness, further run-off of lending outside the Group’s risk appetite and Retail maintaining a sustainable approach to risk.  The reduction in lending to customers was in part due to the repayment of unsecured debt where balances reduced by 5 per cent.  Secured balances reduced by £4.7 billion, of which £0.7 billion was a reduction in mortgage balances which are outside the Group’s risk appetite.  Risk-weighted assets fell 3 per cent largely driven by lower lending balances.

•
Customer deposits excluding repos increased by 3 percent, compared with December 2011, against a market that experienced modest growth.  The solid performance reflected the compelling multi-brand customer proposition Retail has developed.  This strong deposit growth, in addition to the issuance of debt securities backed by Retail assets, provided ongoing support to the Group funding position.

•
In delivering its strategic objectives, Retail remains focused on building a strong platform for growth when economic conditions improve, based on delivering deeper customer relationships.  This is driven by investment in Simplification, a multi-brand strategy, new products, multiple channels, and in building the skills and capabilities of all colleagues.  Retail has particularly focused on delivering new digital technologies, such as the rapidly growing mobile banking channel.  The Simplification programme is an important enabler of investment in growth and Retail has continued to make good headway with simplifying its processes and improving the efficiency of IT systems.

1	A reconciliation of underlying profit to management profit for the division is set out on page 7.

LLOYDS BANKING GROUP PLC

RETAIL (continued)

	Half-year to 30 June 2012	Half-year to 30 June 2011	Change since 30 June 2011	Half-year to 31 Dec 2011
	£m	£m	%	£m

Net interest income	3,490	3,870	(10)	3,627
Other income	766	846	(9)	814
Total underlying income	4,256	4,716	(10)	4,441
Total costs	(2,089)	(2,221)	6	(2,217)
Impairment	(758)	(1,173)	35	(797)
Underlying profit	1,409	1,322	7	1,427

Banking net interest margin	2.02%	2.14%		2.04%
Cost:income ratio	49.1%	47.1%		49.9%
Impairment as a % of average advances	0.43%	0.65%		0.44%
Return on risk-weighted assets	2.79%	2.44%		2.68%

	As at 30 June 2012	As at 31 Dec 2011	Change since 31 Dec 2011
Key balance sheet items	£bn	£bn	%

Loans and advances to customers excluding reverse repos:
Secured	324.4	329.1	(1)
Unsecured	22.6	23.7	(5)
	347.0	352.8	(2)
Customer deposits excluding repos:
Savings	212.8	206.3	3
Current accounts	41.9	40.8	3
	254.7	247.1	3
Total customer balances	601.7	599.9

Risk-weighted assets	100.2	103.2	(3)

LLOYDS BANKING GROUP PLC

RETAIL (continued)

Strategic focus
Retail’s goal is to be the UK’s best bank for customers.  It will achieve this by building deep and enduring relationships with its customers that will deliver real value to them, and by continuing to support the UK economy.  Retail will increase its engagement with its customers by delivering greater choice and flexibility through its multiple brands and channels.  At the same time the division will simplify the business to increase its agility and enable it to respond quicker to customers’ needs, and so deliver an improved customer experience.  By further developing customer insight and gaining a deeper understanding of customers, Retail will better align its products and services to customers’ requirements.  This will increase customer advocacy and the division is confident it will also lead to lower customer acquisition costs, greater share of wallet and improved customer retention.

Progress against strategic initiatives

Reshaping the business and strengthening the balance sheet
Retail is building a business that is driven by customers’ needs.  Retail’s current focus is on ensuring its product and service developments are supporting sustainable growth while at the same time maintaining an appropriate risk appetite.

Retail’s drive to build a strong business which effectively supports the UK economy has been helped by recent developments to its mortgage proposition, particularly those supporting first time buyers getting onto the property ladder.  Retail helped those customers affected by the end of the stamp duty exemption by extending an offer to pay 50 per cent of home mover’s duty fee.  This meant Retail supported one in four first time buyers with their home purchase in the first half of 2012.  As the leading new-build property mortgage lender, Retail has launched the NewBuy mortgage proposition to support the UK Government led initiative, aiming to assist customers with limited deposits to buy a ‘new build’ home.

In order to deliver a solid platform for growth it is critical that Retail has a strong and stable source of funding.  Retail has been investing in its savings business to ensure it has differentiated products across its brands that appeal to customers.  This range includes the Savers’ Prize Draw which the Group launched in Halifax in October last year.  This has proved very popular with both new and existing Halifax customers, with over 900,000 registrations to date.  Retail has paid out upwards of £3.5 million in total to more than 6,000 customers who have maintained the minimum qualifying balance of £5,000.  This has helped support both new balance growth, existing customer retention and increased customer advocacy.

Simplifying the Bank
The Group is taking decisive steps towards becoming a simpler organisation, and Retail is making good progress in this area.  It is getting smarter and more efficient by becoming simpler and delivering improvements which enable it to take decisions quicker and provide a more effective service to customers.  The recent integration programme delivered a single banking platform across the vast majority of the Group’s brands and channels.  Retail is investing further in its infrastructure to ensure its systems support the future growth of the business and continue to expand its capabilities.  In the Lloyds TSB branch network Retail has rolled out over 300 Immediate Deposit Machines which have already seen 1.3 million transactions migrate from the counter.

LLOYDS BANKING GROUP PLC

RETAIL (continued)

Investing in Growth
Alongside the Simplification programme, Retail is making strategic investments in preparation for growth opportunities.  Through its multi-brand and multi-channel strategy Retail will grow the business by delivering deep and enduring customer relationships.  It is building the capabilities and skills of colleagues, and helping the communities in which it operates, and the UK as a whole, to grow and prosper.

Retail is making additional investment in digital channels for customers to ensure they continue to be as convenient and accessible as possible.  These award-winning developments are appealing to customers and in the past year Retail’s internet banking user base has grown by 940,000, to 9 million active users.  Retail’s mobile banking app now has two and half million active users, a remarkable increase since its launch in late 2011, and these users now account for almost 25 per cent of log-ins.  These developments have been supported by other innovative new services for customers including the Halifax homebuyer app that provides customers with a one-stop shop for their house search.

Retail continues to recognise the importance of the branch for many customers.  In February 2012 the Group made a public commitment to maintain the same number of branches for the next three years, including pledging not to close a branch if it is the last in a community.  The Group has started a significant investment programme across the Lloyds TSB branch network which it believes will be transformational.  This programme targets a number of areas including: upgrading branch interiors; extending opening hours to ensure they are customer centric; simplifying the advisor role structure and improving the queuing experience.  Pilots of the revised branch design and structure delivered strong improvements in customer advocacy and new product sales.  By the end of June 2012, 211 branches had already been refitted.

Supporting the UK economy and local communities
The Group recognises that its support for households is important to the strength and prosperity of the UK economy and continues to make a positive contribution.  In 2012, amongst other investments, the Group has provided around £30 million to the Lloyds TSB and Bank of Scotland Foundations to help fund grassroots charities working in disadvantaged areas.

Through its community investment agenda the Group aims to make a lasting difference to the country, focusing on key themes such as financial capability and inclusion and supporting local communities and charities.  Retail’s £4 million Money for Life programme helps people across the UK develop vital money management skills, and on the national day of employee volunteering, over 4,500 colleagues used the day to make a difference in their community.  In the year of the Olympic and Paralympic games the Group was also proud to continue its support for National Schools Sport Week which enabled over 12,000 schools and 4.3 million young people to take part in sporting activity.

Balance sheet progress
Retail continued to maintain its relationships with customers during the first half of 2012 with total customer balances remaining stable at £601.7 billion.  The mix of these balances moved towards customer deposits as customers reduced their personal indebtedness and Retail continued to make strong progress in attracting savings balances through its multi-brand and multi-channel strategy.  This change in customer balance composition has additionally supported the Group’s funding.

Loans and advances to customers decreased by £5.8 billion, or 2 per cent, to £347.0 billion compared to 31 December 2011.  This was driven by reduced customer demand for new credit, existing customers continuing to reduce their personal indebtedness, further run-off of lending outside the Group’s risk appetite and Retail maintaining a sustainable approach to risk.  The reduction in lending to customers was in part due to the repayment of unsecured debt where balances reduced by £1.1 billion, or 5 per cent.  Secured balances reduced by £4.7 billion, or 1 per cent, of which £0.7 billion was a reduction in mortgage balances which are outside the Group’s risk appetite.

Retail’s gross mortgage lending was £12.3 billion in the first half of 2012 which was equivalent to an estimated market share of 18 per cent.  During the first half of the year, Retail continued to increase its lending to first time buyers, helping over 25,000 customers buy their first home in the first half of 2012, equivalent to one in every four in the UK.  In addition, Retail continued to focus its new lending on home purchase with over 70 per cent of lending being for house purchase rather than re-mortgaging.

LLOYDS BANKING GROUP PLC

RETAIL (continued)

Risk-weighted assets decreased by £3.0 billion to £100.2 billion compared to 31 December 2011.  This decrease was largely driven by the reduction in lending balances.

Total customer deposits increased by £7.6 billion, or 3 per cent, to £254.7 billion in the first half of 2012.  The solid performance reflected the successful multi-brand customer propositions and the agile pricing strategy that Retail has developed.  Retail continues to perform well in the savings market despite the high levels of competition, with a strong stable of savings brands providing customers with an award-winning range of products to meet their savings needs.

Retail continues to make a significant contribution to Group funding both through customer deposit growth and the supply of assets supporting £68.9 billion of debt securities in external issue.  During the year Retail contributed to £10.7 billion of new issuance.  The majority of these securitisations are backed by mortgages and have a fixed term repayment schedule and as such provide a stable source of funding for the Group.

Financial performance
Despite the subdued economic environment Retail delivered an underlying profit in the first half of 2012 of £1,409 million which was £87 million, or 7 per cent, higher than the first half of 2011.  Retail continued to deliver a strong return on risk-weighted assets delivering a return of 2.79 per cent in the first half of 2012, compared to 2.44 per cent in the first half of 2011.

Total underlying income fell by 10 per cent, to £4,256 million.  This was as a result of the reduced demand for lending, increased funding costs and prior de-risking of the balance sheet.  Retail has taken a number of actions to offset the pressure on income including making strategic investments and re-pricing of selected mortgage portfolios to reflect rising funding costs.

Net interest income decreased by 10 per cent in the first half of 2012, with net interest margin reducing by 12 basis points to 2.02 per cent when compared to the first half of 2011.  Net interest income was particularly constrained by muted demand for lending, previous de-risking of the lending portfolio and increased funding costs including the impact of continued competition for deposits.  Whilst the prior de-risking has suppressed income growth, it also supported an offsetting reduction in impairment charges.

Other operating income decreased by 9 per cent in the first half of 2012 to £766 million, largely as a result of lower Bancassurance income as subdued customer demand reflected the investment market environment.  This business was also affected by preparation for Retail Distribution Review including advisor restructuring.  To support the business in the second half of 2012, new protection products have been launched which are better aligned to customer needs.  The fall in other income was also as a result of reductions in lending product fee income.

Total costs fell by 6 per cent compared to the first half of 2011.  Total costs benefited from the Simplification programme with successful delivery of end-to-end process enhancements, migration of customers to self-service channels and further improvements in purchasing arrangements across Retail.  These Simplification benefits were also supported by other day-to-day cost management activities and, in combination, effectively offset on-going cost inflation and increased investment spend.

Credit performance across the business continued to be strong considering the subdued economic environment and was supported by the Group’s sustainable approach to risk, a continued focus on lending to existing customers and low interest rates.  The impairment charge on loans and advances decreased by £415 million, or 35 per cent, to £758 million driven by reductions in the unsecured charge.  The unsecured impairment charge reduced to £585 million from £878 million in the first half of 2011, reflecting the impact of the sustainable approach to risk (resulting in improved new business quality), effective portfolio management and a reduction in unsecured balances.  The secured impairment charge decreased to £173 million from £295 million in the first half of 2011 largely reflecting a reduction in the rate of customers entering arrears and other underlying improvements in the quality of the secured portfolio.  While recent credit performance has been strong Retail remains exposed to the economic environment.

LLOYDS BANKING GROUP PLC
WHOLESALE

Key highlights

•
Underlying profit1 in the first half of 2012 was £14 million, compared to £98 million in the first half of 2011, with a 23 per cent fall in total underlying income broadly offset by a 31 per cent decrease in impairments.

•
Total underlying income decreased by 23 per cent, primarily as a result of asset reductions, with a reduction in total income from lending which is outside the Group’s risk appetite of 16 per cent reflecting subdued demand and client deleveraging, and higher funding costs.

•
Net interest income decreased by 43 per cent, mainly as a result of the substantial reduction in assets which are outside the Group’s risk appetite, which decreased 25 per cent, and a decline in net interest margin.  Net interest margin fell by 35 basis points, due to the impact of higher funding costs, with limited opportunities for asset re-pricing, and the impact of the asset reduction programme.

•	Other income decreased by 9 per cent, primarily reflecting an income settlement received in the first half of 2011 which did not recur in the first half of 2012.

•	Total costs were broadly flat, as the benefits of cost management and Simplification initiatives were offset by ongoing investment in client facing resource and systems.

•
The impairment charge decreased by 31 per cent, principally driven by a 73 per cent reduction in the impairment charge from assets which are within the Group’s risk appetite, as a result of lower impairments in Leveraged Acquisition Finance, Corporate and Mid Markets portfolios, where there were specific large impairments in 2011 which have not been repeated in this period.  The impairment charge from assets outside the Group’s risk appetite reduced 15 per cent, driven by lower charges in certain Leveraged Acquisition Finance exposures.

•
Assets decreased by 19 per cent compared to December 2011, reflecting the targeted reduction in the balance sheet.  Net lending to customers within the Group’s risk appetite (excluding reverse repos) decreased 5 per cent as a result of subdued demand and continued client deleveraging as credit facilities matured and were not renewed by clients.  Risk-weighted assets reduced by 7 per cent.

•	Customer deposits excluding repos decreased by 4 per cent, however excluding the Markets business and pooled positions, deposits increased by 6 per cent.

•
In delivering its strategic objectives, Wholesale continued to deepen its relationships with existing core clients through investment in products and capabilities in support of their wider needs.  The Transaction Banking Transformation Programme which was initiated in 2011 continues to improve Wholesale’s cash management, payments and trade offerings, alongside which Wholesale is enhancing product capabilities in other areas including Interest Rate Management, Foreign Exchange, Debt Capital Markets and Money Markets.

1	A reconciliation of underlying profit to management profit for the division is set out on page 7.

LLOYDS BANKING GROUP PLC

WHOLESALE (continued)

	Half-year to 30 June 2012	Half-year to 30 June 2011	Change since 30 June 2011	Half-year to 31 Dec 2011
	£m	£m	%	£m

Net interest income	554	969	(43)	791
Other income	1,261	1,387	(9)	899
Total underlying income	1,815	2,356	(23)	1,690
Total costs	(808)	(816)	1	(718)
Impairment	(993)	(1,442)	31	(1,259)
Underlying profit (loss)	14	98	(86)	(287)

Banking net interest margin	1.12%	1.47%		1.29%
Cost:income ratio	44.5%	34.6%		42.5%
Impairment as a % of average advances	1.52%	1.98%		1.87%
Return on risk-weighted assets	0.02%	0.11%		(0.36)%

	As at 30 June 2012	As at 31 Dec 2011	Change since 31 Dec 2011
Key balance sheet items	£bn	£bn	%

Loans and advances to customers excluding reverse repos	108.2	116.9	(7)
Reverse repos	5.8	16.8	(65)
Loans and advances to customers	114.0	133.7	(15)
Loans and advances to banks	7.5	8.4	(11)
Debt securities	6.4	12.5	(49)
Available-for-sale financial assets	7.3	12.6	(42)
	135.2	167.2	(19)

Customer deposits excluding repos	81.2	84.3	(4)
Repos	4.1	7.1	(42)
Customer deposits	85.3	91.4	(7)

Risk-weighted assets	143.2	154.4	(7)

LLOYDS BANKING GROUP PLC

WHOLESALE (continued)

Strategic focus
Wholesale’s strategy is to be the best bank for Mid-Markets, Corporate and selected Financial Institutions clients, by supporting them with a focused set of value-added product capabilities.  It will continue to strengthen its core client franchise by focussing on multi-product relationships.  Wholesale will build on the deep insight it has into client needs to offer a targeted range of lending, Transaction Banking, Risk Management and Capital-light markets products.  At the same time, Wholesale will also actively reduce its exposure to mono-line product-driven businesses with returns below the cost of capital.

Progress against strategic initiatives

Reshaping the Business
In order to focus resource on businesses within its risk appetite, Wholesale has continued to make substantial progress in reducing its exposure to capital-intensive, non-relationship portfolios and thereby both reduce risk and improve its customer funding position.

Simplifying the Bank
Wholesale has significantly simplified the Wholesale organisational structure to better align and co-ordinate the delivery of its products to match its clients’ needs.  It is making good progress in a number of initiatives to simplify its end-to-end processes to improve efficiency and enhance responsiveness to its clients.

Wholesale continually assesses its product range to eliminate marginal products and reduce exposure to capital-intensive businesses that are not part of its core client proposition or do not deliver returns above the cost of capital.

Investing in Growth and Supporting the UK Economy
As part of its investment in products to support clients within the Group’s risk appetite, Wholesale is continuing to invest in its Transaction Banking capabilities to help UK businesses optimise their cash management and finance their trade flows.  Wholesale has enhanced its on-line platform, Arena, with the addition of new features for Commercial and Mid-Corporate clients, including capabilities to view online balances, receive details of transactions, forecast cash flows and carry out analytics across different currencies.  This is bringing clear benefits to clients and in the first half of 2012 the number of online clients more than doubled, to over 2,000 accounts.

In the first half of 2012, Wholesale supported its UK Corporate clients in raising £7.7 billion of financing in the Debt Capital Markets, enabling them to finance and grow their businesses.  In Foreign Exchange, Wholesale increased its client volumes by 21 per cent compared to the same period last year by delivering further improvement in the way it connects electronically with clients, make prices and manages its risk.  Wholesale has also improved its rankings in interest rate products, with stronger market penetration, and higher market share and quality scores.

Balance sheet progress
In 2012 Wholesale continued to focus on strengthening and de-risking the balance sheet by reducing assets outside of the Group’s risk appetite.  Assets (comprising loans and advances to customers and banks, reverse repos, debt securities and available-for-sale financial assets) reduced by £32.0 billion, or 19 per cent, to £135.2 billion.  This reflected deleveraging by clients within the Group’s risk appetite, lower reverse repos, and continued active de-risking of asset portfolios outside the Group’s risk appetite; these assets were £15.5 billion, or 25 per cent, lower principally driven by a reduction of treasury assets of £10.6 billion.

Loans and advances to customers within the Group’s risk appetite, excluding reverse repos, reduced by £3.6 billion, or 5 per cent, to £72.7 billion as demand for new corporate lending and refinancing of existing facilities was more than offset by the level of maturities, reflecting a continued trend of subdued corporate lending demand and client deleveraging as credit facilities matured and were not renewed by clients.

LLOYDS BANKING GROUP PLC

WHOLESALE (continued)

Reverse repos form part of the Group’s on balance sheet primary liquidity assets portfolio.  The mix of this portfolio is managed in order to optimise returns; the decrease of £11.0 billion is offset by increases within other primary liquidity asset classes.  (See page 54 for the composition of Primary Liquid Assets).

Available-for-sale financial assets balances reduced by £5.3 billion, or 42 per cent, to £7.3 billion and debt securities by £6.1 billion, or 49 per cent, to £6.4 billion.  This was largely driven by the disposal of assets that are outside of the Group’s risk appetite through treasury and other asset sales or not replenishing holdings after amortisations and maturities.

In total, customer deposits excluding repos decreased by 4 per cent to £81.2 billion.  Within this, the mix of customer deposits has changed in the half year.  Excluding a reduction in deposit flows in the Markets business and ‘pooled’ positions within Transaction Banking (which show an equal and opposite asset impact), there was an increase of 6 per cent in other ongoing deposit portfolios.

Risk-weighted assets decreased by £11.2 billion, or 7 per cent, to £143.2 billion, primarily reflecting balance sheet reductions including treasury asset sales and run-down of other assets which were outside of the Group’s risk appetite, as well as the impact of subdued corporate lending.

Financial performance
Underlying profit was £14 million compared to £98 million in the first half of 2011.  A reduction of £541 million in total income was broadly offset by a significant decrease in the impairment charge which reduced by £449 million to £993 million.

Total underlying income decreased by £541 million to £1,815 million, mainly driven by a decrease in net interest income.  This reflected the loss of income from the significant reduction in assets outside the Group’s risk appetite, lower lending volumes as a result of subdued client demand and the continuing trend of client deleveraging, and a decrease in margin reflecting higher wholesale funding costs.

Banking net interest income, which excludes trading activity, decreased by £318 million to £611 million as a result of reduced balances, mainly reflecting the substantial reduction in assets and the decline in net interest margin as a result of higher funding costs.  Total net interest income, including the non-banking book, decreased by £415 million, or 43 per cent, to £554 million.

Banking net interest margin decreased by 35 basis points to 1.12 per cent, as asset margins decreased as a result of higher wholesale funding costs, the effect of which was partly offset by higher deposit values.

Other income decreased by £126 million, or 9 per cent, to £1,261 million, mainly reflecting a non-recurring settlement received in 2011 associated with a sizeable financial services company failure.  Excluding this, other income was maintained in a challenging environment, due to a stronger performance in the Markets business.

Total costs were broadly flat, decreasing by £8 million, or 1 per cent, to £808 million.  This reflects a continued focus on cost management including savings attributable to the Simplification programme and the reduction in assets outside the Group’s risk appetite, offset by continued investment in client facing resources.

The impairment charge decreased £449 million, or 31 per cent, to £993 million, principally driven by a 73 per cent reduction in the impairment charge in respect of lending that is within the Group’s risk appetite, primarily as a result of lower impairments in leveraged acquisition finance, Corporate and Mid Markets portfolios, where there were specific large impairments in 2011 which have not been repeated in this period.

Impairment charges have decreased substantially compared with 2011 due to robust and proactive risk management, an appropriately impaired portfolio (against current economic assumptions), and a low interest rate environment helping to maintain defaults at lower levels.  Impairment charges as an annualised percentage of average loans and advances to customers reduced to 1.52 per cent from 1.98 per cent in the first half of 2011.

LLOYDS BANKING GROUP PLC

COMMERCIAL

Key highlights

•
Underlying profit1 has increased £44 million or 21 per cent to £255 million, compared to the first half of 2011, with a reduction in total income more than offset by substantial reductions in costs and impairments.  The return on risk-weighted assets was 2.03 per cent compared with 1.59 per cent in 2011.

•	Total income decreased by 5 per cent to £797 million, with an increase in funding costs more than offsetting the benefit of increased business volumes.

•
Net interest income reduced by 7 per cent to £587 million, with income from increased lending offset by higher wholesale funding costs.  Customer income (excluding wholesale funding costs) increased by 2 per cent largely due to the successful growth in term lending and current account products.

•	Other income increased by 1 per cent to £210 million, driven by an overall increase in business activity levels.

•	Total costs reduced by 8 per cent, primarily as a result of enhanced cost management, and Simplification savings.

•
The impairment charge reduced by 32 per cent to £109 million, reflecting the continued benefits of the low interest rate environment and the ongoing application of the Group’s prudent risk appetite.  The quality of new business remains good.

•
Customer deposits excluding repos grew by 2 per cent year-on-year (4 per cent compared to December 2011), reflecting ongoing success in attracting new SME customers and current accounts from existing customers.

•
In delivering its strategic objectives, Commercial has focused on strengthening its customer relationships and supporting SMEs through the difficult trading conditions by further developing its understanding and support of individual business requirements.  This is demonstrated by the following:

•
Gross new lending to SMEs is on track to exceed the £12 billion full year target and this commitment has now been increased by £1 billion given the benefit of the UK Government’s Funding for Lending Scheme.

•	SME net lending grew 4 per cent year-on-year against a continued market contraction of 4 per cent.

•	Commercial supported over 64,000 start ups in the first half of the year towards commitment to support at least 100,000 in 2012.

•	Supporting customers through responsible lending, and creating sustainable returns for shareholders with improving credit quality, balance sheet funding and RWA use.

•
Over 10 per cent increase in cross-sales of Wealth Management, Retail, Insurance, Fleet Hire, and Treasury products allowing SME customers to fulfil all their financial needs through collective Group product offerings.

1	A reconciliation of underlying profit to management profit for the division is set out on page 7.

LLOYDS BANKING GROUP PLC

COMMERCIAL (continued)

	Half-year to 30 June 2012	Half-year to 30 June 2011	Change since 30 June 2011	Half-year to 31 Dec 2011
	£m	£m	%	£m

Net interest income	587	634	(7)	617
Other income	210	208	1	218
Total underlying income	797	842	(5)	835
Total costs	(433)	(471)	8	(477)
Impairment	(109)	(160)	32	(143)
Underlying profit	255	211	21	215

Banking net interest margin	3.98%	4.27%		4.15%
Cost:income ratio	54.3%	55.9%		57.1%
Impairment as a % of average advances	0.72%	1.07%		1.04%
Return on risk-weighted assets	2.03%	1.59%		1.65%

	As at 30 June 2012	As at 31 Dec 2011	Change since 31 Dec 2011
Key balance sheet items	£bn	£bn	%

Loans and advances to customers excluding reverse repos	29.3	28.8	2
Customer deposits excluding repos	33.5	32.1	4
Total customer balances	62.8	60.9	3

Risk-weighted assets	24.9	25.4	(2)

LLOYDS BANKING GROUP PLC

COMMERCIAL (continued)

Strategic focus
Commercial’s goal is to be the best bank for small and medium sized businesses.  Commercial’s main strategic focus is to improve the depth of relationship with SMEs through specialist customer propositions in key markets.  This is achieved by leveraging strong relationship management skills, focusing on meeting the broader financial services needs of SME customers, and by optimising customer service through efficiencies that also contribute to cost effectiveness targets.  Commercial is also improving accessibility and functionality of new digital channels promoted through Group support for a major national initiative, ‘Go On UK’ to transform the UK into the most digitally capable country in the world.  Commercial is actively promoting digital products as well as providing expert guidance to customers on how to use digital to optimise their prospects for growth.

Reshaping the Business and Strengthening the Balance Sheet
The business is focused on improving its offerings to customers, leveraging wider Group capabilities, and supporting SMEs through the cycle to help them prosper and develop.  This is being achieved through continued investment in Relationship Managers, supported by product and system development aligning to customers’ wider financial needs.  For example in the first half of 2012 Commercial launched a specialist manufacturing proposition with over 100 Relationship Managers trained through a programme designed with the Engineering Employers’ Federation and Manufacturing Technologies Association at the University of Warwick, Lloyds TSB also sponsored MACH 2012, the UK’s premiere manufacturing technologies event, which saw over 20,000 visitors.

Supporting the full range of customer needs continued to result in deposit and lending growth, strengthening the balance sheet, while driving gross customer income growth.  Work with Group partners to leverage their products and expertise to drive value for SMEs has delivered an increase of over 10 per cent in referrals and needs met for customers compared to 2011.

In addition, the benefit of close relationship support through the cycle is evidenced in the improvement in portfolio quality while risk-weighted assets have reduced in the context of increased lending, reflecting the improvement in risk profiles as well as the higher mix of secured lending in the book.

Simplifying the Bank
Commercial has made further progress with Simplification, enabling investments to be applied across brands that share a single banking platform.  Simpler organisational structures and processes have been delivered which have additionally resulted in lower back office staffing requirements.

The customer benefits arising from Simplification are important and significant progress has been made in simplifying the lending process.  A successful pilot of the new process has halved the time taken to complete lending transactions to customers and Commercial expects to have fully implemented the new process by the end of 2012.  The simple and transparent approach is also attractive to customers, as evidenced by over 65,000 customers who have now signed up to the ground-breaking Monthly Price Plan tariffs that provide certainty and control over bank charges, an increase of over 35,000 since the start of the year.

Investing in Growth and Supporting the UK Economy
SMEs are a strategic priority reflecting the Group’s commitment to the sector, the competitive advantage of the Group’s distribution strengths and relationship expertise, and the potential to offer a wide range of products from across the Group.

Commercial’s commitments to customers are set out in its SME Charter, which has been refreshed and extended in this half year to encourage enterprise, provide clear and fair pricing, access to finance and support for communities.  This will be supported by at least 200 substantial customer networking events which have proved to be a key platform for recruitment and customer support.

LLOYDS BANKING GROUP PLC

COMMERCIAL (continued)

In support of the SME sector, the Group has committed to make available £12 billion of gross lending in 2012 through the Commercial business.  Commercial is on track to exceed £12 billion full year target and has now increased this commitment by £1 billion given the benefit of the UK Government’s Funding for Lending Scheme. Commercial’s net lending to customers within the Group’s risk appetite grew by 4 per cent which compared favourably with the 4 per cent contraction of SME lending across the industry reported by the Bank of England.

Through the National Loan Guarantee Scheme, Lloyds TSB Bank plc issued £1.4 billion of senior unsecured debt guaranteed by the UK Government.  The scheme enhances the terms of finance raised by Lloyds TSB Bank plc, thereby improving the terms of loans so that SME demand for borrowing is stimulated, providing all eligible customers with a 1 per cent discount on their funding rate for a certain period of time.

Building on its Best for Business campaign, Lloyds TSB Commercial in partnership with the Guardian newspaper, launched the Guardian ‘Small Business Network’ in June.  Commercial customers will benefit from this partnership by enabling them to share best practice tips and innovative thinking, accessing insight and guidance from business experts, taking part in live question and answer discussions, and the chance to be profiled in the Guardian.

The Commercial Finance business, which provides asset backed lending to SMEs, has continued to increase support and funding to UK businesses.  Invoice Finance client numbers increased 3 per cent and Equipment Financing (Hire Purchase) increased 5 per cent in the first half of the year.

Commercial encourages enterprise by helping people start in business and has supported over 64,000 start up businesses already in 2012 making a total of over 292,000 towards the Group’s three year commitment to help 300,000 businesses.  More than 300 members of Lloyds Banking Group’s staff are now trained as mentors to businesses from pre-start up to growth and social enterprise.

Balance sheet progress
Loans and advances to customers were £29.3 billion, an increase of £0.5 billion compared to 31 December 2011.

Commercial’s risk-weighted assets decreased by £0.5 billion to £24.9 billion compared to December 2011 and reduced by £1.9 billion since 30 June 2011.  The improvement in risk profiles reflects the decrease in risk-weighted assets compared to an overall increase in lending since year end.

Customer deposits increased 4 per cent to £33.5 billion reflecting continued achievement in attracting new customers particularly through the current account range.

Financial performance
Underlying profit was £255 million compared to a profit of £211 million, an increase of 21 per cent against the comparable period in 2011 with lower income more than offset by reductions in both costs and impairments.

Total income decreased by 5 per cent to £797 million, with a 2 per cent rise in income relating to increased business volumes being offset by increased funding costs.

Net interest income was 7 per cent lower in the first half of 2012 as higher funding costs resulted in a 29 bps reduction to banking net interest margin.

Other operating income was 1 per cent or £2 million higher, driven by an overall increase in business activity levels.

Total costs have continued to be well controlled and decreased by £38 million, or 8 per cent, primarily through successful delivery of Simplification initiatives, including back office staffing requirements.

Impairment decreased £51 million, 32 per cent, due to an overall improvement in the credit quality of the portfolio through continued application of a prudent risk appetite with the continued benefits of the low interest rate environment helping to maintain defaults at a lower level.  Impairment charges as an annualised percentage of average loans and advances to customers has reduced by 35 basis points to 0.72 per cent compared to the first half of 2011.

LLOYDS BANKING GROUP PLC

WEALTH, ASSET FINANCE AND INTERNATIONAL

Key highlights

•	Underlying loss1 decreased 52 per cent to £995 million, driven by a continued reduction in impairments and costs partly offset by a fall in income as a result of the focus on balance sheet reduction.

•
Within the Wealth business, underlying profit increased by 17per cent to £176 million against a background of difficult investment markets, reflecting strong deposit growth and simplification of the business model.

•	Total underlying income decreased by 21 per cent to £1,479 million.

•
Net interest income was 30 per cent lower, primarily reflecting lower lending volumes in the International and Asset Finance businesses where the division has continued to focus on asset and risk reduction and, where appropriate, disposals.

•
Banking net interest margin was 19 basis points lower at 1.45 per cent, driven by higher funding costs and asset mix partly offset by higher deposit balances.  Average interest earning assets have reduced by 19 per cent to £60.5 billion.

•
Other income decreased by 16 per cent to £1,031 million, largely as a result of lower operating lease assets in the motor and specialist asset finance portfolios, and lower management fees in the Wealth business due to subdued investment markets.

•
Total costs decreased by 9per cent to £1,177 million (10 per cent excluding operating lease depreciation) as the division continues to benefit from the simplification of its business model and despite significant investment in the Wealth businesses.

•
The impairment charge reduced by 51per cent to £1,297 million, continuing the trend of slowing rate of impaired loan migration.  The coverage ratio increased from 60.6 per cent to 65.5 per cent reflecting further provisions in the year, particularly in the Irish and European wholesale businesses.

•
Net loans and advances to customers, excluding reverse repos, decreased by 13 per cent, largely driven by de-risking of the balance sheet through reducing assets.  Risk-weighted assets decreased by 9 per cent, reflecting lower asset balances and additional impairment provisions, particularly in International.

•
Customer deposits grew by 18 per cent (or 36 per cent on an annualised basis), primarily due to continued strong inflows within both the UK and International Wealth businesses together with further growth in the international on-line deposit business.

•
In delivering its strategic objectives, Wealth demonstrated continued strength in client acquisition through the UK franchise with a 3 per cent increase in the number of clients in the affluent proposition.  The division has made material progress on simplifying the international footprint, having now announced the disposal of businesses in, or exit from, ten countries.  In addition during the first half of 2012, the Group announced a reduced presence in a further three locations.  Corporate lending has been refocused around selected customers aligned to UK product and sector plans and the Group's international risk appetite.  International is contributing to a strengthening of the Group’s balance sheet through a significant and managed run-down of assets which are outside the Group’s risk appetite together with diversification of sources of funding through international deposits.  Asset Finance is the number one in vehicle and leasing markets supporting the key SME and Corporate segments and the Group has completed the disposal of, or closed to new business those parts of the portfolio which are outside of its risk appetite.

1	A reconciliation of underlying loss to management loss for the division is set out on page 7.

LLOYDS BANKING GROUP PLC

WEALTH, ASSET FINANCE AND INTERNATIONAL (continued)

	Half-year to 30 June 2012	Half-year to 30 June 2011	Change since 30 June 2011	Half-year to 31 Dec 2011
	£m	£m	%	£m

Net interest income	448	642	(30)	542
Other income	1,031	1,221	(16)	1,103
Total underlying income	1,479	1,863	(21)	1,645
Total costs	(1,177)	(1,288)	9	(1,244)
Impairment	(1,297)	(2,647)	51	(2,163)
Underlying loss	(995)	(2,072)	52	(1,762)

Wealth	176	151	17	136
International	(1,342)	(2,393)	44	(2,024)
Asset Finance	171	170	1	126
Underlying loss	(995)	(2,072)	52	(1,762)

Banking net interest margin	1.45%	1.64%		1.52%
Cost:income ratio	79.6%	69.1%		75.6%
Impairment as a % of average advances	4.31%	7.21%		6.28%
Return on risk-weighted assets	(3.68)%	(6.05)%		(5.89)%

	As at 30 June 2012	As at 31 Dec 2011	Change since 31 Dec 2011
Key balance sheet and other items	£bn	£bn	%

Loans and advances to customers excluding reverse repos	43.9	50.2	(13)
Customer deposits excluding repos	49.7	42.0	18
Total customer balances	93.6	92.2	2

Operating lease assets	2.7	2.7
Funds under management	181.5	182.0
Risk-weighted assets	51.5	56.7	(9)

LLOYDS BANKING GROUP PLC

WEALTH, ASSET FINANCE AND INTERNATIONAL (continued)

Strategic focus
Wealth provides strong growth opportunities for the Group and through deepening the relationships with existing Group clients alongside targeted customer acquisition, its goal is to be recognised as the primary Wealth advisor to UK mass affluent, affluent and high net worth customers together with UK expatriates and others with UK connections.  Wealth aims to increase its market share in UK and International Wealth primarily through growing the amount of customer deposits and funds under management that it manages on behalf of franchise customers, whilst improving margins and operating efficiency.

In the International businesses, the priority is to maximise value in the medium term.  The immediate focus is on close management of the balance sheet.  It is contributing to a strengthening of the Group's balance sheet through a significant and managed run-down of assets which are outside the Group’s risk appetite together with increasing and diversifying funding through international deposit gathering.  At the same time, International is delivering operational efficiencies and rightsizing its cost base to fit its reshaped business models.

Asset Finance has refocused the business into sectors which fit the Group’s risk appetite and profitability and is looking to deliver focused, profitable growth while completing the run-down or disposal of the closed to new business portfolios.

Progress against strategic initiatives

Reshaping the Business and Strengthening the Balance Sheet
Focus remains on maximising value and aligning with the Group’s risk appetite through close management of the lending portfolio, continuing disciplined reduction of assets which are outside the Group’s risk appetite, diversifying sources of funding and rationalisation of the Group’s international presence.

The Group has further reduced loans and advances to customers which are outside its risk appetite, excluding reverse repos, by £5.6 billion in the first half of 2012 through a mixture of repayments and selected asset disposals (in addition to foreign exchange and impairment effects as outlined below).  This reduction includes the sale of £0.8 billion (gross) of Australian corporate real estate loans, which further de-risks the Australian business and has resulted in a cumulative 92 per cent reduction of the real estate non-performing portfolio.  It also includes the impact of a £0.3 billion (gross) asset reduction in Ireland in respect of a successful disposal of a portfolio of Wholesale assets.

International’s on-line deposit business continued to grow strongly with customer balances as at 30 June 2012 of £19.8 billion, an increase of £6.0 billion.  Overall, the Wealth, Asset Finance and International businesses have become a significant contributor to the Group's funding with a 20 per cent deposit growth across the UK and International Wealth businesses as well as in International online deposits.  The division has also made good progress towards reducing its International presence with a further three closures and disposals announced bringing the total to ten and achieving two thirds of the target to halve the Group’s international footprint.

Simplifying the Bank
The Simplification initiative is well underway, the focus of which is on simplifying operations and processes, delayering management structures, consolidating supplier relationships and increasing the efficiency of distribution channels.  Wealth, Asset Finance and International is in the process of realising additional efficiencies and cost savings through its initiatives to streamline operating models, create a shared support infrastructure and develop a single customer platform across all International Wealth businesses.

Investing in Growth and Supporting the UK Economy
The division will focus on serving customers both within the UK and also those with UK connections.  In International, corporate lending has been refocused around selected customers aligned to UK product and sector plans and the Group's international risk appetite.  In Wealth, the focus of propositions will be within the existing UK customer franchise in addition to customers with UK connections in Commonwealth countries, Europe, Middle East, and on the Indian Subcontinent.

LLOYDS BANKING GROUP PLC

WEALTH, ASSET FINANCE AND INTERNATIONAL (continued)

The division is investing significantly in UK and International Wealth to grow market share in what is viewed as a key growth opportunity for the Group.  The investment is geared towards developing compelling propositions for affluent and high net worth customers.  Underpinning this, the division is consolidating its platforms and simplifying the operating model which together with the creation of compelling products will deliver a better customer experience in a more efficient manner, thereby improving customer onboarding, retention and value capture through cross sales.

Balance sheet progress
Net loans and advances to customers decreased by £6.3 billion to £43.9 billion as the division continued to focus management action on de-risking the balance sheet.  The reduction of £6.3 billion reflects net repayments (including asset sales) of £5.0 billion, additional impairment provisions mainly within the International businesses, and foreign exchange movements of £1.0 billion.

Risk-weighted assets decreased by £5.2 billion to £51.5 billion, reflecting lower asset balances and increased impairment provisions, particularly in respect of those assets which are outside of the Group’s risk appetite, together with improved use of collateral across all businesses.

Customer deposits increased by £7.7 billion to £49.7 billion mainly due to continued strong deposit inflows in the International deposit businesses.

Financial performance
From 2012 there have been a small number of changes to the division’s segmental reporting to reflect changes in management responsibilities and to align more closely to the strategic objectives.  The primary changes are to report Asset Finance as part of Wealth, Asset Finance and International rather than Wholesale division and to redefine the Wealth and International segments so that Wealth encompasses only the UK and International Wealth businesses, SWIP and St. James' Place.  Prior year segment comparatives have been restated and there is no impact on overall Group results.

Underlying loss before tax reduced by 52 per cent to £995 million primarily due to a £1,350 million reduction in impairments and lower expenses but partially offset by a fall in income as a result of the balance sheet reduction.

Net interest income decreased by 30 per cent, or 31 per cent in constant currency terms.  This was entirely driven by the portfolio of assets which are outside of the Group’s risk appetite, with higher funding costs and the increased strain of impaired assets, reflected in a 31 per cent reduction in net lending margins together with lower lending volumes due to the managed run-off of selected International and Asset Finance portfolios.  This was partially offset by the impact of continued deposit inflows in the International deposit business together with improving volumes and margins across the core Wealth businesses.

Other income decreased by 16 per cent, mainly due to lower operating lease assets in the motor and specialist asset finance portfolios, and the impact of subdued investment markets on the Wealth businesses.

Total costs decreased by 9 per cent (10 per cent excluding operating lease depreciation).  This reflected the continued focus on simplifying the business model and reducing the Group’s international footprint.  This cost reduction was achieved despite increased demand on the business through an 18 per cent increase in customer deposits.

The impairment charge reduced by 51 per cent to £1,297 million largely as a result of lower charges in the wholesale Irish and Australian businesses.  The rate of increase in newly impaired loans in Ireland has slowed through the second half of 2011 and the first half of 2012.

LLOYDS BANKING GROUP PLC

WEALTH, ASSET FINANCE AND INTERNATIONAL (continued)

Wealth
	Half-year to 30 June 2012	Half-year to 30 June 2011	Change since 30 June 2011	Half-year to 31 Dec 2011
	£m	£m	%	£m

Net interest income	181	149	21	172
Other income	448	474	(5)	460
Total underlying income	629	623	1	632
Total costs	(445)	(457)	3	(478)
Impairment	(8)	(15)	47	(18)
Underlying profit	176	151	17	136

Cost:income ratio	70.7%	73.4%		75.6%
Impairment as a % of average advances	0.32%	0.60%		0.73%

	As at 30 June 2012	As at 31 Dec 2011	Change since 31 Dec 2011
Key balance sheet and other items	£bn	£bn	%

Loans and advances to customers excluding reverse repos	4.5	4.8	(6)
Customer deposits excluding repos	28.2	26.2	8
Total customer balances	32.7	31.0	5

Funds under management	180.9	180.8
Risk-weighted assets	5.5	5.7	(4)

In Wealth, the key focus has been to grow market share in UK and International Wealth primarily through growing the total amount of deposits and funds under management that are managed on behalf of franchise customers, whilst improving margins and operating efficiency.  Funds under management increased by £0.1 billion at £180.9 billion, reflecting a shift of customer appetite away from investment products towards deposits.

Underlying profit before tax increased by 17 per cent to £176 million driven by a combination of increased income and better operating efficiency.

Total income increased by 1 per cent to £629 million, reflecting strong deposit growth of £2.0 billion, or 8 per cent in the year (approximately 16 per cent annualised), and margins partially offset by lower income from fund management as investment markets remained subdued in the first half of 2012.

Total costs decreased by 3 per cent to £445 million driven by benefits from cost saving initiatives across the Wealth businesses as part of the Simplification programme and despite significant investment in the Wealth business in the first half of the year.

LLOYDS BANKING GROUP PLC

WEALTH, ASSET FINANCE AND INTERNATIONAL (continued)

Funds under management
	As at 30 June 2012	As at 30 June 2011	As at 31 Dec 2011
	£bn	£bn	£bn

Scottish Widows Investment Partnership (SWIP)
Internal	117.0	120.7	116.8
External	21.3	26.7	23.1
	138.3	147.4	139.9
Other Wealth:
St James’s Place	30.9	29.1	28.5
Invista Real Estate	0.2	2.5	0.8
Private and International Banking	12.1	14.3	12.8
Closing funds under management	181.5	193.3	182.0

	Half-year to 30 June 2012	Half-year to 30 June 2011	Half-year to 31 Dec 2011
	£bn	£bn	£bn

Opening funds under management	182.0	192.0	193.3
Inflows:
SWIP – internal	0.4	1.0	1.7
– external	0.8	0.7	0.8
Other	3.4	3.8	4.7
	4.6	5.5	7.2
Outflows:
SWIP – internal	(2.5)	(4.4)	(0.1)
– external	(2.7)	(1.8)	(3.5)
Other	(3.2)	(2.1)	(8.0)
	(8.4)	(8.3)	(11.6)
Investment return, expenses and commission	3.3	4.1	(6.9)
Net operating (decrease) increase in funds	(0.5)	1.3	(11.3)
Closing funds under management	181.5	193.3	182.0

Funds under management reduced by £0.5 billion to £181.5 billion.  Net outflows of £3.8 billion reflect expected attrition on insurance funds within SWIP, the market backdrop and a shift in customer investments in the Wealth businesses away from funds towards Wealth and Retail deposits.

LLOYDS BANKING GROUP PLC

WEALTH, ASSET FINANCE AND INTERNATIONAL (continued)

International
	Half-year to 30 June 2012	Half-year to 30 June 2011	Change since 30 June 2011	Half-year to 31 Dec 2011
	£m	£m	%	£m

Net interest income	114	302	(62)	205
Other income	57	157	(64)	109
Total underlying income	171	459	(63)	314
Total costs	(278)	(335)	17	(278)
Impairment	(1,235)	(2,517)	51	(2,060)
Underlying loss	(1,342)	(2,393)	44	(2,024)

Cost:income ratio	162.6%	73.0%		88.5%
Impairment as a % of average advances	5.07%	8.51%		7.36%

	As at 30 June 2012	As at 31 Dec 2011	Change since 31 Dec 2011
Key balance sheet and other items	£bn	£bn	%

Loans and advances to customers excluding reverse repos	33.8	39.0	(13)
Customer deposits excluding repos	21.5	15.8	36
Total customer balances	55.3	54.8	1

Funds under management	0.6	1.2
Risk-weighted assets	37.9	41.6	(9)

Balance sheet progress
Within International, the key focus has been to strengthen the balance sheet through material and targeted reductions in assets which are outside of the Group’s risk appetite and diversifying sources of funding through international deposit raising.

Net loans and advances to customers decreased by £5.2 billion or 13 per cent, to £33.8 billion due to net repayments of £4.0 billion across all businesses (including the sale of £0.8 billion (gross) of Australia corporate real estate loans), further impairment provisions and foreign exchange movements of £1.0 billion.  The division is focused on de-risking and right-sizing the balance sheet, focusing on key Group relationships, as well as reducing concentrations in Commercial Real Estate.

Risk-weighted assets decreased by £3.7 billion, or 9 per cent, to £37.9 billion reflecting lower asset balances and further impairment provisions, improved use of collateral and foreign exchange rate movements.  This is partly offset by an increase in risk-weighted assets to cover further deterioration in the Irish housing market and other credit risk model changes which impact risk-weighted assets.

Customer deposits increased by £5.7 billion, or 36 per cent, to £21.5 billion driven by continued strong performance within the International deposit business.

LLOYDS BANKING GROUP PLC

WEALTH, ASSET FINANCE AND INTERNATIONAL (continued)

Financial performance
Underlying loss reduced by £1,051 million to £1,342 million as a result of a lower impairment charge, mainly reflecting a reduction of £882 million in Ireland and £383 million in Australia.  This improvement was partially offset by a fall in total income which decreased by 63 per cent, but was 53 per cent lower in constant currency terms, reflecting lower interest-earning assets (which have reduced by 16 per cent since December 2011 and by 19 per cent over the last 12 months) and the increased strain of lost earnings on higher impaired assets.

Total costs reduced by 17 per cent, or 18 per cent on constant currency terms, reflecting cost saving initiatives across the International business, partly offset by the continued investment in the International deposit business.

The impairment charge and loans and advances to customers are summarised by key geography in the following table.

	Impairment charges			Loans and advances to customers
	Half-year to 30 June 2012	Half-year to 30 June 2011	Half-year to 31 Dec 2011	As at 30 June 2012	As at 31 Dec 2011
	£m	£m	£m	£bn	£bn

Ireland wholesale	832	1,539	1,137	6.9	8.7
Ireland retail	65	240	271	5.6	6.0
Australia	203	586	448	6.9	8.1
Wholesale Europe	111	111	93	4.8	5.9
Latin America/Middle East	–	24	41	0.2	0.4
Netherlands (retail)	6	4	17	5.8	6.2
Spain (retail)	12	11	48	1.5	1.5
Asia (retail)	6	2	5	2.1	2.2
	1,235	2,517	2,060	33.8	39.0

The impairment charge reduced by £1,282 million, or 51 per cent, to £1,235 million due to reduced impairment charges in Ireland and Australia.  The rate of increase in newly impaired loans in Ireland has reduced, and a significant portion of the Australian impaired portfolio was disposed of in 2011.  Excluding Ireland, the impairment charge reduced by £400 million, or 54 per cent to £338 million.

LLOYDS BANKING GROUP PLC

WEALTH, ASSET FINANCE AND INTERNATIONAL (continued)

Asset Finance
	Half-year to 30 June 2012	Half-year to 30 June 2011	Change since 30 June 2011	Half-year to 31 Dec 2011
	£m	£m	%	£m

Net interest income	153	191	(20)	165
Other income	526	590	(11)	534
Total underlying income	679	781	(13)	699
Total costs	(454)	(496)	8	(488)
Impairment	(54)	(115)	53	(85)
Underlying profit	171	170	1	126

Cost:income ratio	66.9%	63.5%		69.8%
Impairment as a % of average advances	1.65%	2.51%		2.13%

	As at 30 June 2012	As at 31 Dec 2011	Change since 31 Dec 2011
Key balance sheet and other items	£bn	£bn	%

Loans and advances to customers excluding reverse repos	5.6	6.4	(13)
Operating lease assets	2.7	2.7
Risk-weighted assets	8.1	9.4	(14)

Within Asset Finance, the key focus has been to complete the run-off of the portfolios, now closed to new business, which are outside of the Group’s risk appetite while delivering focused, profitable growth elsewhere.

Loans and advances to customers reduced by 13 per cent to £5.6 billion as Asset Finance continued to run-off the portfolios that are closed to new business.

Underlying profit increased by 1 per cent to £171 million as a result of improved impairment charges and total costs offset by lower income.  Excluding the results of Hill Hire (disposed of in June 2011), from the prior year, underlying profit before tax increased by 2 per cent.

Total income decreased by 13 per cent to £679 million, despite improving margins in the retail business, largely as a result of closed book run-off together with the impact of the Hill Hire disposal.  Excluding the Hill Hire income included in the first half of 2011, total income decreased by 10 per cent.

Operating lease depreciation decreased 6 per cent to £329 million, reflecting the reduced fleet size and strong disposal returns in Lex Autolease.

Total costs (excluding operating lease depreciation) decreased by 15 per cent to £125 million, reflecting the lower asset base and simplification of the business model.  The cost:income ratio (treating operating lease depreciation as negative income) was 35.6 per cent.

The impairment charge reduced by 53 per cent to £54 million (of which £52 million or 96 per cent related to assets which are outside of the Group’s risk appetite), driven by stronger credit management and improving credit quality.  The retail portfolio saw more customers meeting their payment arrangements resulting in a lower proportion of people falling into arrears.  The retail impairments also benefited from debt sale activity in the first half of the year.

LLOYDS BANKING GROUP PLC

INSURANCE

Key highlights

•
Underlying profit1 in the first half of 2012 was £502 million, compared to £681 million in the first half of 2011, primarily due to a £109 million reduction in Life, Pensions and Investments (LP&I) UK income predominantly as a result of the reduction in economic returns which drive income generated from policyholder funds.  Also, incremental adverse property claims of £65 million as a result of weather events have impacted the first half of the year, with the period from April to June being the wettest on record.

•
Total underlying income, net of insurance claims, decreased by £210 million to £886 million.  This was mainly due to a reduction in LP&I UK income as referred to above, adverse property claims and the underwriting of pet insurance.

•	Total costs improved by 7 per cent due to a continued focus on cost management and delivery of Simplification cost savings combined with the non-recurrence of the 2011 charge in respect of FSCS levy.

•
LP&I UK sales (PVNBP) decreased by 2 per cent reflecting the subdued economic climate, evidenced by lower Bancassurance protection and investment volumes, mitigated by continued strong sales of corporate pensions before the implementation of the Retail Distribution Review (RDR).

•
General Insurance profits reduced by 30 per cent to £158 million due to increased weather related claims in 2012, an £18 million cost of underwriting pet insurance for customers whose pets have pre-existing conditions, and the impact of the continued run-off of the PPI book.

•
In delivering its strategic objectives, Insurance is focusing on simplifying service and claims processes across the business and has implemented a new organisational design allowing the business greater flexibility in responding to the changing market-place to ensure that it is better placed to serve customer needs.

1	A reconciliation of underlying profit to management profit for the division is set out on page 7.

LLOYDS BANKING GROUP PLC

INSURANCE (continued)

	Half-year to 30 June 2012	Half-year to 30 June 2011	Change since 30 June 2011	Half-year to 31 Dec 2011
	£m	£m	%	£m

Net interest income	(37)	(25)	(48)	(42)
Other income	1,156	1,319	(12)	1,368
Insurance claims	(233)	(198)	(18)	(145)
Total underlying income, net of insurance claims	886	1,096	(19)	1,181
Total costs	(384)	(415)	7	(397)
Underlying profit	502	681	(26)	784

Underlying profit by business unit
Life, Pensions and Investments:
UK business	338	436	(22)	450
European business	6	19	(68)	63
General Insurance	158	226	(30)	271
Underlying profit	502	681	(26)	784

Life, Pensions and Investment sales (PVNBP)	5,627	5,763		4,899

LLOYDS BANKING GROUP PLC

INSURANCE (continued)

Strategic focus
Insurance is a relationship business focused on helping customers to protect themselves today whilst preparing for a secure financial future.  Its objective is to be the best Insurance business for customers.

Progress against strategic initiatives

Reshaping the Business and Strengthening the Balance Sheet
Work to reshape Insurance to operate as one business with an increasingly customer-focused corporate and management structure is fundamentally complete with a single Executive committee and Board now in place.  Insurance has also continued to develop new and enhanced product propositions and to pursue the strategy of selective participation in the important Intermediary and Direct channels.

Following a participation review the Group announced the withdrawal from the Offshore Bond market in the first quarter of 2012.  At the same time the Group announced its intention to selectively increase participation in the risk market where product economics and returns meet its criteria.  Insurance plans to launch an enhanced Annuities product and beyond that is aiming to enter the IFA protection market.

Simplifying the Business
Insurance continues to focus on cost reduction with costs improving by 7 per cent year-on-year. Efficiencies have been achieved without compromising the quality of customer service and customer satisfaction ratings have remained robust across the division.

Insurance has made good progress with the Simplification programme in the first half of 2012.  A new organisational design has been implemented allowing the business greater flexibility in responding to the changing market place to ensure that Insurance is better placed to serve customer needs.  The continuous improvement programme is transforming back office and customer contact centre processes, reducing handling time and improving the overall customer experience.

The Simplification programme will continue to deliver further improvements through the provision of simpler systems and processes.

Investing in Growth and Supporting the UK Economy
Insurance is focused on leveraging its multi-brand strategy to deliver sustainable growth in key markets.

Through the Group strategic initiative programme Insurance is investing in building lasting relationships with bancassurance customers through the introduction of new advice models, enhanced products and access to new direct channels.

The Protection for Life plan has been further enhanced through the addition of Essential Earnings Cover (EEC).  Recognising customers' needs for income protection, EEC is an affordable product designed to build consumer confidence through guaranteed premiums and simpler application and claim processes.  It will provide customers with significant income protection if they suffer an accident or illness that prevents them from working.

Insurance is also seeing good traction in corporate pensions business through its intermediary channel, following a significant investment in the proposition.  The direct sales force which serves those customers who do not have a financial adviser is also performing well following enhanced targeting of those customers.

Life, Pensions and Investments recognises a large opportunity in the corporate pensions market as schemes move towards auto-enrolment and a shift from defined benefit to defined contribution schemes.  It also continues to explore opportunities within the annuity market.

LLOYDS BANKING GROUP PLC

INSURANCE (continued)

The Retail Distribution Review (RDR) comes into effect from 1 January 2013 and preparations are progressing well, both in terms of proposition development and in supporting Independent Financial Advisers (IFAs) as they transition business models to comply with the new regulations.  Inevitably, as a result of RDR, some IFAs will choose to exit markets and therefore some customers will no longer receive advice from their IFAs.  The business is committed to providing a direct proposition to maintain a high quality of service to these customers.

In General Insurance, the strategy is focused around protecting and growing home insurance business whilst seeking to expand its role in other markets, including commercial insurance, through targeted participation and underwriting strategy.  In line with this the division has witnessed strong growth in motor insurance, a product that is distributed directly.  An increased focus by the General Insurance business and Commercial banking to improve the customer experience has resulted in a year-on-year increase in premiums of Essential Business Insurance of 17 per cent.

Many parts of the country have experienced record levels of rainfall, and as a result the home claims operations have experienced a significant uplift in open flood claim volumes since April.  Insurance has been working to get its customers’ lives back on track by deploying its Rapid Response Vehicle to some of the most affected areas, and ensuring that its specialist Personal Claims Consultants are deployed to the worst hit areas.

Life, Pensions and Investments

UK business
	Half-year to 30 June 2012	Half-year to 30 June 2011	Change since 30 June 2011	Half-year to 31 Dec 2011
	£m	£m	%	£m

Net interest income	(37)	(24)	(54)	(38)
Other income	631	727	(13)	731
Total underlying income	594	703	(16)	693
Total costs	(256)	(267)	4	(243)
Underlying profit	338	436	(22)	450

Underlying profit by business unit
New business profit – insurance business1	186	201	(7)	181
– investment business1	(25)	(33)	24	(18)
Total new business profit	161	168	(4)	163
Existing business profit	189	267	(29)	272
Experience and assumption changes	(12)	1		15
Underlying profit	338	436	(22)	450

Life, Pensions and Investment sales (PVNBP)	5,510	5,595	(2)	4,624

1
As required under IFRS, products are split between insurance and investment contracts depending on the level of insurance risk contained therein.  For insurance contracts, the new business profit includes the net present value of profits expected to emerge over the lifetime of the contract, including profits anticipated in periods after the year of sale; for investment contracts the figure reflects the profit in the year of sale only, after allowing for the deferral of income and expenses.  Consequently the recognition of profit from investment contracts is deferred relative to insurance contracts.

LLOYDS BANKING GROUP PLC

INSURANCE (continued)

Life, Pensions and Investments (LP&I UK) profit was impacted by lower income due to reduction in economic returns which drive income generated from policyholder funds.  For insurance contracts, future cash-flows are discounted to give a current Value of in Force assets.  A number of assumptions, including economic indices, are used to model those cash-flows.  The subdued economic environment has resulted in the rate of return used in calculating the 2012 results being significantly lower than the comparable rate in the prior year, driving a reduction in existing business profits.  Existing business was also impacted by higher interest payments following capital restructuring initiatives completed in 2011.

Total new business profit decreased by £7 million, or 4 per cent, to £161 million.  The decrease primarily reflects lower Bancassurance volumes, as the economic environment continues to curb customers’ desire to invest, partly offset by a strong corporate pensions performance, up 22 per cent versus prior year, through the intermediary channel.

The capital position of the Scottish Widows Group remains robust.  The estimated Insurance Groups Directive (IGD) capital surplus for the group was £4.0 billion, which compares to £3.7 billion at 31 December 2011.

European business
Profit decreased by £13 million, or 68 per cent, to £6 million.  The reduction was driven largely by an expected reduction in new business due to the strategy of focusing on the relationship with key distributors and securing value in the existing book of business.

New business
An analysis of the present value of new business premiums (PVNBP) for business written by the Insurance division, split between the UK and European Life, Pensions and Investments Businesses is given below.  PVNBP is the measure of new business premiums for the life and pensions business and OEIC sales that management monitors because it provides an indication of the performance of the business – this is calculated as the value of single premiums plus the discounted present value of future expected regular premiums.

Present Value of New Business Premiums (PVNBP)
			Half-year to 30 June 2012			Half-year to 30 June 2011	Change since 30 June 2011	Half-year to 31 Dec 2011
Analysis by product	UK	Europe	Total	UK	Europe	Total		Total
	£m	£m	£m	£m	£m	£m	%	£m

Protection	295	16	311	376	18	394	(21)	367
Payment protection	7	–	7	11	–	11	(36)	10
Savings and investments	331	67	398	633	99	732	(46)	647
Individual pensions	877	34	911	780	51	831	10	793
Corporate and other pensions	2,857	–	2,857	2,350	–	2,350	22	2,073
Retirement income	369	–	369	394	–	394	(6)	353
Managed fund business	77	–	77	58	–	58	33	58
Life and pensions	4,813	117	4,930	4,602	168	4,770	3	4,301
OEICs	697	–	697	993	–	993	(30)	598
Total	5,510	117	5,627	5,595	168	5,763	(2)	4,899

Analysis by channel
Intermediary	3,773	117	3,890	3,407	168	3,575	9	3,283
Bancassurance	1,389	–	1,389	1,850	–	1,850	(25)	1,366
Direct	348	–	348	338	–	338	3	250
Total	5,510	117	5,627	5,595	168	5,763	(2)	4,899

LLOYDS BANKING GROUP PLC

INSURANCE (continued)

Total sales (PVNBP) have decreased by 2 per cent to £5,627 million primarily reflecting lower savings and investments, OEICs and protection volumes partially offset by strong sales of individual and corporate pensions in LP&I UK.

Sales of protection and investment products through the Bancassurance channel have reduced, partly due to subdued customer demand reflecting the market environment and preparation within the Retail business for the Retail Distribution Review (RDR) including advisor restructuring.  Total sales in the Bancassurance channel have increased compared to the second half of 2011.

In the Intermediary channel there has been strong growth, particularly in Corporate Pension sales prior to the introduction of RDR, a reflection of the underlying strength of the proposition and the quality of service provided to customers.  Initiatives such as My Money Works and the market leading auto enrolment engine, combined with a continuing focus on strong relationships, will ensure that the business is well positioned to take advantage of the changing market-place as a result of RDR.  Individual pensions have increased by 10 per cent, driven by sales of the flagship Retirement Account product.

The direct channel continues to perform well and is being developed for future growth.  This channel will become even more important following the introduction of RDR.

LLOYDS BANKING GROUP PLC

INSURANCE (continued)

Funds under management
The table below shows the funds of the Life, Pensions and Investment companies within the Insurance division.  These funds are predominantly managed within the Group by the Wealth, Asset Finance and International division.

	Half-year to 30 June 2012	Half-year to 30 June 2011	Half-year to 31 Dec 2011
	£bn	£bn	£bn

Opening funds under management	127.6	133.1	133.3

UK business
Premiums	5.3	5.6	4.5
Claims and surrenders	(7.1)	(7.5)	(7.1)
Net outflow of business	(1.8)	(1.9)	(2.6)
Investment return, expenses and commission	2.7	2.3	(2.5)
Net movement	0.9	0.4	(5.1)

European business
Net movement	–	0.1	(0.6)
Dividends and capital repatriation	–	(0.3)	–
Closing funds under management	128.5	133.3	127.6

Managed by the Group	102.8	107.6	103.4
Managed by third parties	25.7	25.7	24.2
Closing funds under management	128.5	133.3	127.6

The net outflow of business is primarily a result of the move in sales mix away from savings products which generate large single premiums, caused in part by more difficult economic conditions and the run-off of the in-force book.

The key drivers of investment return are equity and gilt market movements.  In the year to date UK equity markets have risen by 3 per cent and European markets have risen by 2 per cent while gilt markets increased by 3 per cent.

Maturity profile of in-force business
The table below shows the profile of the Value of In-Force (VIF) asset recognised on the IFRS balance sheet based on the date when the profit is expected to emerge.

	VIF	VIF emergence in years (%)
	Total £m	0-5	6-10	11-15	16-20	>20
30 June 2012	5,264	38	24	17	11	10

31 December 2011	5,247	37	24	16	10	13

The increase in VIF is mainly due to increased business partially offset by the expected run-off of business.

The profile of the emergence of VIF in future years shows that almost 40 per cent of the VIF is expected to be released within 5 years, with nearly 80 per cent expected to be released within 15 years.

LLOYDS BANKING GROUP PLC

INSURANCE (continued)

General Insurance
	Half-year to 30 June 2012	Half-year to 30 June 2011	Change since 30 June 2011	Half-year to 31 Dec 2011
	£m	£m	%	£m

Home insurance	425	421	1	436
Payment protection insurance	46	71	(35)	54
Other	9	33	(73)	20
Net operating income	480	525	(9)	510
Claims paid on insurance contracts (net of reinsurance)	(233)	(198)	(18)	(145)
Operating income, net of claims	247	327	(24)	365
Total costs	(89)	(101)	12	(94)
Underlying profit	158	226	(30)	271

Combined ratio	80%	73%		66%

Underlying profit decreased by 30 per cent to £158 million, a result that is broadly in line with the prior period when excluding increased weather related claims in 2012, the cost of underwriting pet insurance for pets with pre-existing conditions, and the impact of the continued run-off of the PPI book.

Total income for home insurance was 1 per cent up on last year at £425 million and reflects the maturity and competitiveness of the market.

PPI income continues to reduce as a result of the Group ceasing to write new PPI business in 2010.

Increased claims of £233 million, 18 per cent higher than in 2011, were mainly driven by adverse property claims following the weather events that have impacted the first half of the year, with the period from April to June being the wettest on record.  Claims were further impacted by the cost of underwriting pet insurance for pets with pre-existing conditions.  The combined impact was partly offset by lower unemployment claims which continue to be positively impacted by the reduction in the size of the PPI book.

Operating expenses decreased by £12 million, or 12 per cent, to £89 million primarily as a result of further delivery of Simplification savings and a continued focus on cost management.

Despite the impact of weather related claims the combined ratio remains strong at 80 per cent.

LLOYDS BANKING GROUP PLC

GROUP OPERATIONS

	Half-year to 30 June 2012	Half-year to 30 June 20111	Change since 30 June 2011	,	Half-year to 31 Dec 20111
	£m	£m	%		£m

Total underlying income	17	(6)			48

Direct costs:
Information technology	(591)	(621)	5		(553)
Operations	(349)	(363)	4		(349)
Property	(458)	(467)	2		(442)
Sourcing	(24)	(27)	11		(29)
Support functions	(37)	(42)	12		(41)
	(1,459)	(1,520)	4		(1,414)
Result before recharges to divisions	(1,442)	(1,526)	6		(1,366)
Total net recharges to divisions	1,376	1,464			1,372
Underlying (loss) profit	(66)	(62)			6

1
2011 comparative figures have been amended to reflect the effect of the continuing consolidation of operations across the Group.  To ensure a fair comparison of the 2012 performance, 2011 direct costs have been increased with an equivalent offsetting increase in recharges to divisions.

Progress against strategic initiatives
The Simplification programme, part of the Group’s Strategic transformational journey, is on track to achieve £1.7 billion of savings in 2014.  The programme continues to make good progress and a strong pipeline of early deliverables has seen the successful implementation of a number of initiatives in the first half of 2012 that not only reduce costs, but also enhance customer service.  Group Operations is playing a major part in the whole programme but particularly through further improved sourcing, End-to-End process re-engineering, and property consolidation.

Sourcing: Group Operations is optimising demand management, simplifying specifications and further strengthening supplier relationships.  Group Operations has reduced the number of suppliers to the Group from just over 18,000 to less than 14,000 in the past 12 months whilst continuing to focus on a core group of lead suppliers.

End-to-End Processes: Group Operations is conducting an end-to-end redesign of core processes, including significant process automation, simplifying processes for staff, increasing accuracy, and reducing complaints.  For example: a fully re-engineered process for setting up and handling customer accounts transferred from other banks and improvements to internet banking customer enrolment.  These initiatives are already resulting in more time to serve customers and creating an improved customer experience.

Property: Group Operations is continuing its consolidation of the Group’s property, enabling the delivery of process and efficiency savings from the Simplification programme.  Group Operations has also outsourced property facilities and asset management services.

Group Operations is also playing a key role in delivering the technical expertise and support for the other Group strategic initiatives.

LLOYDS BANKING GROUP PLC

GROUP OPERATIONS (continued)

Financial performance
Direct costs in the first half of 2012 decreased by £61 million, or 4 per cent, to £1,459 million reflecting the continued focus on cost management and the delivery of Simplification benefits.

Information Technology costs decreased by 5 per cent, with Simplification savings offsetting costs supporting the Group’s investment programme.

Operations costs decreased by 4 per cent, through the continuing rationalisation of major Operations functions.  Operations includes Banking Operations, Collections and Recoveries, and Payments and Business Services.

Group Property costs decreased by 2 per cent, with the continuing consolidation of the Group's property portfolio delivering further benefits.

Sourcing includes the cost of running the department and certain centrally-managed contracts.  Sourcing continues to play a major part in helping to deliver Group-wide sourcing savings.

Support functions (includes Group Security & Fraud and Group Change Management) have decreased by 12 per cent through the delivery of Simplification benefits.

LLOYDS BANKING GROUP PLC

CENTRAL ITEMS

	Half-year to 30 June 2012	Half-year to 30 June 2011	Half-year to 31 Dec 2011
	£m	£m	£m

Total underlying income	(4)	236	103
Total costs	(51)	(65)	(194)
Trading surplus	(55)	171	(91)
Impairment	–	–	(3)
Underlying (loss) profit	(55)	171	(94)

Central items include income and expenditure not recharged to the divisions, including the costs of certain central and head office functions and corporate costs such as the UK bank levy.

Total underlying income largely reflects the net impact of items not recharged by the Group’s Corporate Treasury to the divisions.  The reduction in income retained in the centre compared to the first half of 2011 is largely due to the impact of certain capital and risk management actions being retained centrally.

LLOYDS BANKING GROUP PLC

ADDITIONAL INFORMATION ON A MANAGEMENT BASIS

1.	Banking net interest margin

	Half-year to 30 June 2012	Half-year to 30 June 2011	Half-year to 31 Dec 2011

Banking net interest margin
Banking net interest income	£5,300m	£6,280m	£5,814m

Average interest-earning banking assets	£553.2bn	£596.5bn	£574.4bn
Average interest-bearing banking liabilities	£383.3bn	£358.8bn	£369.1bn

Banking net interest margin	1.93%	2.12%	2.01%
Banking asset margin	1.10%	1.54%	1.38%
Banking liability margin	1.19%	0.97%	0.98%

Banking net interest income is analysed for asset and liability margins based on interest earned and paid on average assets and average liabilities respectively, adjusted for Funds Transfer Pricing, which prices intra-group funding and liquidity.  Centrally held wholesale funding costs and related items are included in the Group banking asset margin.

Average interest-earning banking assets, which are calculated gross of related impairment allowances, and average interest-bearing banking liabilities relate solely to customer and product balances in the banking businesses on which interest is earned or paid.  Funding and capital balances including debt securities in issue, subordinated debt, repos and shareholders’ equity are excluded from the calculation of average interest-bearing banking liabilities.  However, the cost of funding these balances allocated to the banking businesses is included in banking net interest income.

A reconciliation of banking net interest income to Group net interest income showing the items that are excluded in determining banking net interest income follows:

	Half-year to 30 June 2012	Half-year to 30 June 2011	Half-year to 31 Dec 2011
	£m	£m	£m

Banking net interest income – management basis	5,300	6,280	5,814
Insurance division	(37)	(25)	(42)
Other net interest income (including trading activity)	(48)	100	83
Group net interest income – management basis	5,215	6,355	5,855

Fair value unwind	(312)	(297)	(413)
Banking volatility and liability management gains	80	23	820
Insurance gross up	(327)	(102)	438
Volatility arising in insurance businesses	2	10	9
Group net interest income – statutory	4,658	5,989	6,709

LLOYDS BANKING GROUP PLC

2.	Volatility arising in insurance businesses

The Group's statutory result before tax is affected by insurance volatility, caused by movements in financial markets, and policyholder interests volatility, which primarily reflects the gross up of policyholder tax included in the Group tax charge.

In the first half of 2012 the Group’s statutory result before tax included negative insurance and policyholder interests volatility totalling £24 million compared to negative volatility of £177 million in the first half of 2011.

Volatility comprises the following:
	Half-year to 30 June 2012	Half-year to 30 June 2011
	£m	£m

Insurance volatility	(6)	(69)
Policyholder interests volatility1	(15)	(106)
Total volatility	(21)	(175)
Insurance hedging arrangements	(3)	(2)
Total	(24)	(177)

1	Includes volatility relating to the Group’s interest in St James’s Place.

Insurance volatility
The Group’s insurance business has liability products that are supported by substantial holdings of investments, including equities, property and fixed interest investments, all of which are subject to variations in their value.  The value of the liabilities does not move exactly in line with changes in the value of the investments, yet IFRS requires that the changes in both the value of the liabilities and investments be reflected within the income statement.  As these investments are substantial and movements in their value can have a significant impact on the profitability of the Group, management believes that it is appropriate to disclose the division’s results on the basis of an expected return in addition to results based on the actual return.

The expected sterling investment returns used to determine the normalised profit of the business, which are based on prevailing market rates and published research into historical investment return differentials, are set out below:

United Kingdom (Sterling)	2012	2011	2010
	%	%	%

Gilt yields (gross)	2.48	3.99	4.45
Equity returns (gross)	5.48	6.99	7.45
Dividend yield	3.00	3.00	3.00
Property return (gross)	5.48	6.99	7.45
Corporate bonds in unit-linked and with-profit funds (gross)	3.08	4.59	5.05
Fixed interest investments backing annuity liabilities (gross)	3.89	4.78	5.30

The impact on the results due to the actual return on these investments differing from the expected return (based upon economic assumptions made at the beginning of the year) is included within insurance volatility.  Changes in market variables also affect the realistic valuation of the guarantees and options embedded within the With Profits Funds, the value of the in-force business and the value of shareholders’ funds.

The negative insurance volatility during the period ended 30 June 2012 in the Insurance division was £6 million, primarily reflecting lower cash returns compared to long-term expectations.  This has been broadly offset by the favourable performance of equity investments in the period.

LLOYDS BANKING GROUP PLC

2.	Volatility arising in insurance businesses (continued)

Group hedging arrangements
To protect against further deterioration in equity market conditions, and the consequent negative impact on the value of in-force business on the Group balance sheet, the Group purchased put option contracts in 2011, financed by selling some upside potential from equity market movements.  These expired in 2012 and the charge booked in 2012 on these contracts was £3 million.  New protection was acquired in 2012 to replace the expired contracts.  There was no initial cost associated with these hedging arrangements.  On a mark-to-market valuation basis the new contracts were profit neutral in the first half of 2012.

Policyholder interests volatility
The application of accounting standards results in the introduction of other sources of significant volatility into the pre-tax profits of the life, pensions and investments business.  In order to provide a clearer representation of the performance of the business, and consistent with the way in which it is managed, adjustments are made to remove this volatility from underlying profits.  The effect of these adjustments is separately disclosed as policyholder interests volatility; there is no impact upon profit attributable to equity shareholders over the long-term.

The most significant of these additional sources of volatility is policyholder tax.  Accounting standards require that tax on policyholder investment returns should be included in the Group’s tax charge rather than being offset against the related income.  The impact is, therefore, to either increase or decrease profit before tax with a corresponding change in the tax charge.  Over the longer term the charges levied to policyholders to cover policyholder tax on investment returns and the related tax provisions are expected to offset.  In practice timing and measurement differences exist between provisions for tax and charges made to policyholders.  Consistent with the normalised approach taken in respect of insurance volatility, differences in the expected levels of the policyholder tax provision and policyholder charges are adjusted through policyholder interests volatility.  Other sources of volatility include the minorities’ share of the profits earned by investment vehicles which are not wholly owned by the long-term assurance funds.

In the first half of 2012, the statutory results before tax included a charge to other income which relates to policyholder interests volatility totalling £15 million (first half of 2011: £106 million).

3.	Number of employees (full-time equivalent)

	As at 30 June 2012	As at 31 Dec 2011

Retail	42,671	43,264
Wholesale	3,703	3,713
Commercial	5,216	5,227
Wealth, Asset Finance and International	9,789	10,148
Insurance	6,233	6,475
Group Operations	20,662	22,059
Central items	12,171	12,488
	100,445	103,374
Agency staff (full-time equivalent)	(4,470)	(4,836)
Total number of employees (full-time equivalent)	95,975	98,538

LLOYDS BANKING GROUP PLC

RISK MANAGEMENT

The income statement numbers in this section have been presented on a management basis.

LLOYDS BANKING GROUP PLC

RISK MANAGEMENT APPROACH

There have been no material changes to the Group’s approach to risk management as described in the risk management report within the Lloyds Banking Group annual report on Form 20-F for the year ended 31 December 2011.

PRINCIPAL RISKS AND UNCERTAINTIES

Economy
Global economic growth deteriorated in the first half of 2012.  Emerging markets, having been the mainstay of global growth since the financial crisis broke, slowed as last year’s monetary policy tightening designed to tackle rising inflation took effect.  In the Eurozone, some countries with particularly high government debt or deficit levels have struggled to achieve the necessary fiscal tightening to bring their public finances onto a sustainable trajectory, and their growth prospects weakened significantly as more tightening was planned and their costs of sovereign borrowing rose.  Greece completed a private sector sovereign debt restructuring, but it remains unclear that their government finances are yet on a sustainable trajectory and that the economy can start to recover while further sharp budget reductions are attempted.  Fiscal slippage was most significant in Spain, and combined with lack of clarity over how and when required capital injections for the banks can be taken on by the European Stability Mechanism rather than individual governments has caused financial markets to lose confidence in the sustainability of the sovereign debt position as their recession deepens.  Given the unwillingness of creditor countries within the Eurozone to enact a quick solution to the crisis in the form of fiscal union, due to political difficulty and concerns that it would reduce pressure for necessary reforms, speculation of Euro break-up in some form increased and in turn reduced business confidence.  In the US, public finance concerns are less immediate, but the unsustainable long-term trajectory of debt on current policies has led to political stalemate, raising the risk of sudden fiscal tightening at the start of 2013 as previous loosening measures expire.

Whilst initial GDP estimates are unreliable, current data suggests the UK economy entered a ‘double-dip’ recession in the first quarter of 2012, on the technical definition of two consecutive quarters of falling GDP.  Preliminary data for the second quarter shows a further dip.  The underlying declines in UK GDP across the three quarters are small, however, and generally consistent with a broadly stagnant economy rather than one falling into a deepening contraction.  The worsening outlook for the Eurozone is encouraging companies to postpone investment spending and recruitment, and consumers’ incomes continue to be squeezed by declining wage growth offsetting the recent improvement in inflation.  Unemployment, however, declined slightly from 8.4 per cent in the final quarter of 2011 to 8.1 per cent in the three months to May 2012.  Company failures in England and Wales rose further in the first quarter to 4,303 from 4,294 in the fourth quarter of 2011 and a low point of 3,965 in the third quarter of 2010, although the failure rate remained steady at just 0.7 per cent of companies, close to its pre-recession trough.  Property prices have been mixed so far this year – house prices on average rose marginally by 1.6 per cent between December 2011 and June 2012, and commercial property prices fell on average by 2 per cent.

The Irish economy appears to have grown in 2011 for the first time since 2007, by 1.4 per cent, and the unemployment rate appears to have stabilised.  Strict austerity measures in recent years targeted at improving international competitiveness are beginning to pay off – weak domestic demand is now being more than offset by increasing net exports.  Property markets remain very weak, however; house prices fell by over 16 per cent in 2011 and CRE prices by 11 per cent.  Despite the large fall in prices already, an overhang of vacant property continues to weigh on market prices.  House prices fell by a further 5 per cent in the first five months of 2012, and CRE prices by 1.8 per cent during the first quarter.

Future economic developments in the UK and Ireland are highly contingent on how successful political leaders are at stemming the Eurozone crisis, to what extent the private sector can offset shrinking of the public sector, and how the implementation of new regulation on banks impacts their ability to supply credit whilst meeting tighter capital and liquidity criteria.  The recent weakening in the Eurozone economy and the balance of risks make recession there through 2012 the most likely scenario.

LLOYDS BANKING GROUP PLC

PRINCIPAL RISKS AND UNCERTAINTIES (continued)

The current consensus view for 2012 UK GDP growth is 0.1 per cent.  The low level of imbalances in the economy relative to the 2008 position suggest that weak growth should not deteriorate into significant recession provided the Eurozone crisis doesn’t deteriorate further.  The UK Bank Rate is likely to stay at current low levels through the remainder of this year and next.  House prices are expected to be broadly stable over 2012-13, and CRE prices to fall by around 5 per cent this year before stabilising in 2013.  Unemployment is likely to rise further, however, as significant public sector job cuts remain to be made.  The current consensus view for 2012 Irish GDP growth is for another year of very weak but positive growth in 2012, and the unemployment rate there is expected to remain broadly stable through the rest of the year.  The Group expects property prices to fall further through the second half of 2012, but overall by less than in 2011 – indeed recent months suggest that the decline in house prices has already slowed significantly.

However, whilst creditor Eurozone countries continue to inch only slowly towards a definitive solution to the sovereign debt crisis there continues to be a high risk that ongoing uncertainty around the Eurozone economic outlook, the survival of the Euro currency and the availability of credit could result in an even longer period of stagnation in the UK and Ireland, or could cause a significant recession.  Either scenario would likely result in higher unemployment and higher corporate failures in the UK.  A deeper recession would likely lead to a second leg of falling UK property prices, albeit by less than during the 2008-9 recession, and rising commercial tenant defaults.  Irish property prices would also fall by more than currently expected.  In turn, these developments would have a negative impact on the Group’s income, funding costs and impairment charges.

LLOYDS BANKING GROUP PLC

Liquidity and funding risk

Liquidity and funding continues to remain a key area of focus for the Group and the industry as a whole.  Like all major banks, the Group is dependent on maintaining confidence in the short and long-term wholesale funding markets.  Should the Group, due to exceptional circumstances, be unable to continue to source sustainable funding, its ability to fund its financial obligations could be impacted.

During the first half of 2012 there has been strong investor demand across a range of term products, notwithstanding fears over the Eurozone and the threat of credit rating downgrades.  The Group took advantage of this demand and completed its full year 2012 term funding requirement in the first half.  The stock of primary liquid assets increased during the half and the Group continued to meet its regulatory liquidity ratios at all times.

The key dependencies on successfully funding the Group’s balance sheet include the continued functioning of the money and capital markets; successful right-sizing of the Group’s balance sheet; the repayment of the UK Government’s Credit Guarantee Scheme facilities in accordance with the agreed terms; no further deterioration in the Group’s credit rating; and no significant or sudden withdrawal of deposits resulting in increased reliance on money markets.  Additionally, the Group has entered into a number of EU state aid related obligations to achieve reductions in certain parts of its balance sheet by the end of 2014 (further details are provided on page 90).  These are assumed within the Group’s funding plan.  The requirement to meet this deadline may result in the Group having to provide funding to support these asset reductions and/or disposals and may also result in a lower price being achieved.

The combination of right-sizing the balance sheet and continued development of the retail deposit base has seen the Group’s wholesale funding requirement reduced materially in the past three years.  The progress the Group has made to date in diversifying its funding sources has further strengthened its funding base with further significant progress during the first half of 2012.

Group funding by type
	As at 30 June 2012	As at 30 June 2012	As at 31 Dec 2011	As at 31 Dec 2011
	£bn	%	£bn	%

Deposits from banks1	21.8	3.4	25.4	3.9
Debt securities in issue:1
Certificates of deposit	16.9	2.7	28.0	4.3
Commercial paper	8.4	1.3	18.0	2.7
Medium-term notes2	53.3	8.4	69.8	10.6
Covered bonds	40.6	6.4	36.6	5.6
Securitisation	37.6	6.0	37.5	5.7
	156.8	24.8	189.9	28.9
Subordinated liabilities1	35.2	5.6	35.9	5.4
Total wholesale funding3	213.8	33.8	251.2	38.2
Customer deposits	419.1	66.2	405.9	61.8
Total Group funding4	632.9	100.0	657.1	100.0

1	A reconciliation to the Group’s balance sheet is provided on page 52.
2	Medium-term notes include £4.9 billion of funding from the Credit Guarantee Scheme (31 December 2011: £23.5 billion).
3	The Group’s definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities in issue and subordinated liabilities.
4	Excluding repos and total equity.

Total wholesale funding reduced by £37.4 billion to £213.8 billion, the volume with a residual maturity less than one year falling £40.0 billion to £73.3 billion.  Term wholesale funding for the year totalled £19.5 billion, in excess of plan.  The Group term funding ratio (wholesale funding with a remaining life of over one year as a percentage of total wholesale funding) improved to 65.7 per cent (55 per cent at 31 December 2011) due to good progress in new term issuance and a significant reduction in short-term money market funding.

LLOYDS BANKING GROUP PLC

Liquidity and funding risk (continued)

Total wholesale funding is analysed by residual maturity as follows:

Wholesale funding by residual maturity
	As at 30 June 2012	As at 30 June 2012	As at 31 Dec 2011	As at 31 Dec 2011
	£bn	%	£bn	%

Less than one year	73.3	34.3	113.3	45.1
One to two years	25.5	11.9	26.0	10.4
Two to five years	58.4	27.3	60.2	23.9
More than five years	56.6	26.5	51.7	20.6
Total wholesale funding	213.8	100.0	251.2	100.0

Less than one year	73.3	34.3	113.3	45.1
Of which secured	18.5	25.2	24.4	21.5
Of which unsecured	54.8	74.8	88.9	78.5

Greater than one year	140.5	65.7	137.9	54.9
Of which secured	64.3	45.8	63.0	45.7
Of which unsecured	76.2	54.2	74.9	54.3

Wholesale funding less than one year includes money markets funding of £44.4 billion (31 December 2011: £69.1 billion; 30 June 2011: £92.9 billion).  The total money markets funding at 30 June 2012 was £47.1 billion.

The table below summarises the Group’s term issuance during 2012.  The challenge of meeting the Group’s 2012 issuance plan in a very volatile market was successfully accomplished by the ability of the Group to access a diverse range of markets and currencies, both in unsecured and secured form.

Analysis of 2012 term issuance
	Sterling	US Dollar	Euro	Other currencies	Total
	£bn	£bn	£bn	£bn	£bn

Securitisation	1.0	1.6	1.2	0.5	4.3
Medium-term notes	1.4	0.9	1.3	0.5	4.1
Covered bonds	2.5	–	1.0	–	3.5
Private placements1	3.7	1.0	1.1	1.8	7.6
Total issuance	8.6	3.5	4.6	2.8	19.5

1	Private placements include structured bonds and term repurchase agreements (repos).

The wholesale funding position includes debt issued under the legacy UK Government Credit Guarantee Scheme, for which the last maturity will occur in October 2012.

The ratio of customer loans to deposits improved to 126 per cent compared with 135 per cent at 31 December 2011.  Loans and advances reduced by £20 billion and customer deposits increased by £13 billion, representing growth of 3 per cent in 2012.

LLOYDS BANKING GROUP PLC

Liquidity and funding risk (continued)

Group funding position
	As at 30 June 2012	As at 31 Dec 2011	Change
	£bn	£bn	%

Funding requirement
Loans and advances to customers1	528.6	548.8	(4)
Loans and advances to banks2	9.5	10.3	(8)
Debt securities	6.5	12.5	(48)
Reverse repurchase agreements	0.3	–
Available-for-sale financial assets – secondary3	7.7	12.0	(36)
Cash balances4	3.2	4.1	(22)
Funded assets	555.8	587.7	(5)
Other assets5	296.1	286.1	3
Total Group assets before primary liquidity assets	851.9	873.8	(3)
On balance sheet primary liquidity assets6
Reverse repurchase agreements	5.8	17.3	(66)
Balances at central banks – primary4	84.4	56.6	49
Available-for-sale financial assets – primary	25.1	25.4	(1)
Held to maturity	10.9	8.1	35
Trading and fair value through profit and loss	(13.2)	(3.5)
Repurchase agreements	(3.5)	(7.2)	51
	109.5	96.7	13
Total Group assets	961.4	970.5	(1)
Less: Other liabilities5	(258.2)	(251.6)	(3)
Funding requirement	703.2	718.9	(2)
Funded by
Customer deposits7	419.1	405.9	3
Wholesale funding	213.8	251.2	(15)
	632.9	657.1
Repurchase agreements	23.7	15.2	56
Total equity	46.6	46.6
Total funding	703.2	718.9	(2)

1	Excludes £5.8 billion (31 December 2011: £16.8 billion) of reverse repurchase agreements.
2
Excludes £22.0 billion (31 December 2011: £21.8 billion) of loans and advances to banks within the insurance businesses and £0.3 billion (31 December 2011: £0.5 billion) of reverse repurchase agreements.

3	Secondary liquidity assets comprise a diversified pool of highly rated unencumbered collateral (including retained issuance).
4	Cash balances and balances at central banks – primary are combined in the Group’s balance sheet.
5	Other assets and other liabilities primarily include balances in the Group’s insurance businesses and the fair value of derivative assets and liabilities.
6	Primary liquidity assets are FSA eligible liquid assets including UK Gilts, US Treasuries, Euro AAA government debt and unencumbered cash balances held at central banks.
7	Excluding repurchase agreements of £4.1 billion (31 December 2011: £8.0 billion).

LLOYDS BANKING GROUP PLC

Liquidity and funding risk (continued)

Encumbered assets
The Group remains a consistent issuer in a number of secured funding markets, in particular Retail Mortgage Backed Securities (RMBS) and covered bonds.

The Group’s level of encumbrance arising from external issuance of securitisation and covered bonds has remained broadly constant, reflecting the maturity and stability of the Group’s utilisation of this form of term funding, and the established cycle of redemptions and new issuance.  Total notes issued externally from secured programmes (ABS and covered bonds) have increased from £74.1 billion at 31 December 2011 to £78.2 billion, reflecting gross issuance of £7.8 billion in the first half of 2012.  The Group is able to access open market operations and apply to access liquidity facilities at a number of central banks and a total of £76.7 billion (2011: £118.5 billion) of notes issued under securitisation and covered bond programmes have been retained internally, the bulk of which are held to provide pools of collateral eligible for use in central banks’ liquidity facilities and operations.

Reconciliation of Group funding figure to the balance sheet

As at 30 June 2012	Included in funding analysis (above)	Repos	Fair value and other accounting methods	Balance sheet
	£bn	£bn	£bn	£bn

Deposits from banks	21.8	23.1	–	44.9
Debt securities in issue	156.8	–	(6.3)	150.5
Subordinated liabilities	35.2	–	(0.4)	34.8
Total wholesale funding	213.8	23.1
Customer deposits	419.1	4.1	–	423.2
Total	632.9	27.2

As at 31 December 2011	Included in funding analysis (above)	Repos	Fair value and other accounting methods	Balance sheet
	£bn	£bn	£bn	£bn

Deposits from banks	25.4	14.4	–	39.8
Debt securities in issue	189.9	–	(4.8)	185.1
Subordinated liabilities	35.9	–	(0.8)	35.1
Total wholesale funding	251.2	14.4
Customer deposits	405.9	8.0	–	413.9
Total	657.1	22.4

LLOYDS BANKING GROUP PLC

Liquidity and funding risk (continued)

Liquidity management
Liquidity is managed at the aggregate Group level, with active monitoring at both business unit and Group level.  Monitoring and control processes are in place to address both internal and regulatory requirements.  In a stress situation the level of monitoring and reporting is increased commensurate with the nature of the stress event.

The Group carries out stress testing of its liquidity position against a range of scenarios, including those prescribed by the UK FSA.  The Group’s liquidity risk appetite is also calibrated against a number of stressed liquidity metrics.

The Group’s stress testing framework considers these factors, including the impact of a range of economic and liquidity stress scenarios over both short and longer term horizons.  Internal stress testing results at 30 June 2012 show that the Group has liquidity resources representing more than 167 per cent of modelled outflows from all wholesale funding sources, corporate deposits and rating dependent contracts under the Group’s severe liquidity stress scenario.  In the first half of 2012, the Group has maintained its liquidity levels in excess of the ILG regulatory minimum (FSA’s Individual Liquidity Adequacy Standards) at all times.  Funding projections show the Group will achieve the proposed Basel 3 liquidity and funding requirements in advance of expected implementation dates.

The Group’s stress testing shows that further credit rating downgrades may reduce investor appetite for some of the Group’s liability classes and therefore funding capacity.  Since the fourth quarter of 2011, the Group has experienced downgrades in its long-term rating of between one and two notches from three of the major rating agencies.  The impact that the Group experienced following the downgrades was consistent with the Group’s modelled outcomes based on the stress testing framework.  The Group has materially reduced its wholesale funding in recent years and operates a well diversified funding platform which together lessens the impact of stress events.

Within the Group’s stress testing framework, the more severe scenarios assume the Group being able to access open market operations and apply to access liquidity facilities at a number of central banks.

The Group’s borrowing costs and issuance in the capital markets are dependent on a number of factors, and increased cost or reduction of capacity could materially adversely affect the Group’s results of operations, financial condition and prospects.  In particular, reduction in the credit rating of the Group or deterioration in the capital markets’ perception of the Group’s financial resilience could significantly increase its borrowing costs and limit its issuance capacity in the capital markets.  As an indicator over the last 12 months the spread between an index of A rated long-term senior unsecured bank debt and an index of similar BBB rated bank debt, both of which are publicly available, has ranged between 75 and 195 basis points.  The applicability to and implications for the Group's funding cost would depend on the type of issuance, and prevailing market conditions.  The impact on the Group’s funding cost is subject to a number of assumptions and uncertainties and is therefore impossible to quantify precisely.

Downgrades of the Group’s long-term debt rating could lead to additional collateral posting and cash outflow.  A hypothetical simultaneous one or two notch downgrade of the Group’s long-term debt rating from all major rating agencies, triggering a short term ratings downgrade after initial actions within management’s control, could result in an outflow of £4 billion of collateral posting related to customer financial contracts and £16 billion of cash and £22 billion of collateral posting associated with secured funding programmes.  The Group continues to consider other management and restructuring actions that could materially reduce the amount of required collateral postings under derivative contracts related to its own secured funding programmes.

The downgrades that the Group has experienced since the fourth quarter of 2011, did not significantly change its borrowing costs, reduce its issuance capacity or require significant collateral posting.  Even in the case of a simultaneous two notch downgrade from all rating agencies, the Group would remain investment grade.

LLOYDS BANKING GROUP PLC
Liquidity and funding risk (continued)

At 30 June 2012, the Group had £215 billion of highly liquid unencumbered assets in its liquidity portfolio which are available to meet cash and collateral outflows, as illustrated in the table below.  This liquidity is available for deployment at immediate notice, subject to complying with regulatory requirements, and is a key component of the Group’s liquidity management process.

Liquidity portfolio:
	As at 30 June 2012	As at 31 Dec 2011
	£bn	£bn

Primary liquidity	105.0	94.8
Secondary liquidity	109.9	107.4
Total	214.9	202.2

Primary liquidity	As at 30 June 2012	As at 31 Dec 2011	Average 2012	Average 2011
	£bn	£bn	£bn	£bn

Central bank cash deposits	84.4	56.6	76.4	51.4
Government bonds	20.6	38.2	27.2	48.4
Total	105.0	94.8	103.6	99.8

Secondary liquidity	As at 30 June 2012	As at 31 Dec 2011	Average 2012	Average 2011
	£bn	£bn	£bn	£bn

High-quality ABS/covered bonds	1.9	1.4	1.9	8.0
Credit institution bonds	3.5	2.1	2.3	3.7
Corporate bonds	0.1	0.3	0.2	0.6
Own securities (retained issuance)	47.1	81.6	55.3	76.8
Other securities	9.2	8.6	8.7	9.2
Other1	48.1	13.4	44.1	6.4
Total	109.9	107.4	112.5	104.7

1	Includes other central bank eligible assets.

Following the introduction of the FSA’s Individual Liquidity Guidance under ILAS, the Group now manages its liquidity position as a coverage ratio (proportion of stressed outflows covered by primary liquid assets) rather than by reference to a quantum of liquid assets; the liquidity position reflects a buffer over the regulatory minimum.  The Group currently receives no recognition under ILAS for assets held for secondary liquidity purposes.

Primary liquid assets of £105 billion represent approximately 223 per cent (133 per cent at 31 December 2011) of the Group’s money market funding positions and are approximately 143 per cent (84 per cent at 31 December 2011) of all wholesale funding with a maturity of less than a year, and thus provides substantial buffer in the event of continued market dislocation.

Many central banks provide open market operations and liquidity facilities such as the European Central Bank’s Long-Term Refinancing Operation and the Bank of England’s Sterling Monetary Framework Operations.  The Group is able to access open market operations and apply to access liquidity facilities at a number of central banks and makes use of this ability as part of its liquidity management practices.  Further use of such operations and facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions.

LLOYDS BANKING GROUP PLC

Liquidity and funding risk (continued)

The Group notes the Basel Committee’s Principles of Sound Liquidity Risk Management and Supervision (Sound Principles).  The planned introduction of the Liquidity Coverage Ratio (LCR – January 2015) and Net Stable Funding Ratio (NSFR – January 2018) contained within CRD IV are intended to raise the resilience of banks to potential liquidity shocks and provide the basis for a harmonised approach to liquidity risk management.  The LCR measure promotes short-term resilience of the liquidity profile by ensuring that banks have sufficient high quality liquid assets to meet potential funding outflows in a stressed environment within a one month period.  The NSFR promotes resilience over a longer time horizon by requiring banks to fund their activities with a more stable source of funding on a going concern basis.  This has a time horizon of one year and has been developed to ensure a sustainable maturity structure of assets and liabilities.

The guidance issued by the Basel Committee is still subject to final ratification by the EU and the methodology is likely to be refined on the basis of feedback from banks and regulators during the observation period.  The actions already announced to right size the balance sheet are expected to ensure compliance with the future minimum standards.  These standards are expected to be 100 per cent for both ratios by their respective effective dates.

LLOYDS BANKING GROUP PLC

Credit risk – Group

Overview
•
The Group achieved a significant reduction in its impairment charge from £5,422 million in the first half of 2011 to £3,157 million in the first half of 2012, a reduction of 42 per cent.  This was due primarily to lower impairments in the Irish and Australasian portfolios, together with strong Retail performance and lower charges on leveraged acquisition finance exposures within Wholesale.

•
These lower charges were supported by the continued application of the Group’s conservative risk appetite and strong risk management controls resulting in an improved portfolio overall and good new business quality.  The portfolio also benefited from continued low interest rates, and broadly stable UK retail property prices, partly offset by subdued UK economic growth, high unemployment and a weak commercial real estate market.

•
Prudent credit policies and procedures are in place throughout the Group, focusing on development of enduring client relationships through the cycle.  As a result of this approach, the credit quality of new lending remains strong.

•
The Group’s more difficult exposures are being managed successfully in the current challenging economic environment by the Wholesale Business Support Units and Retail Collection and Recovery Units.  The Group’s exposure to Ireland is being closely managed, with a dedicated UK-based business support team in place to manage the winding down of the book.

•	The Group continues to proactively manage down sovereign as well as banking and trading book exposure to selected Eurozone countries.

•	Divestment strategy is focused on balance sheet reduction and also on the disposal of higher risk positions.

Impairment charge by division
	Half-year to 30 June 2012	Half-year to 30 June 2011	Change since 30 June 2011	Half-year to 31 Dec 2011
	£m	£m	%	£m

Retail	758	1,173	35	797
Wholesale	993	1,442	31	1,259
Commercial	109	160	32	143
Wealth, Asset Finance and International	1,297	2,647	51	2,163
Central items	–	–		3
Total impairment charge	3,157	5,422	42	4,365

LLOYDS BANKING GROUP PLC

Credit risk – Group (continued)

Total impairment charge comprises:
	Half-year to 30 June 2012	Half-year to 30 June 2011	Change since 30 June 2011	Half-year to 31 Dec 2011
	£m	£m	%	£m

Total impairment losses on loans and advances to customers	3,082	5,369	43	4,343
Loans and advances to banks	–	–		–
Debt securities classified as loans and receivables	28	17	(65)	32
Available-for-sale financial assets	28	32	13	49
Other credit risk provisions	19	4		(59)
Total impairment charge	3,157	5,422	42	4,365

Impairments on loans and advances

As at 30 June 2012	Loans and advances to customers	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions1	Impairment provisions as a % of impaired loans3
	£m	£m	%	£m	%

Retail	350,611	8,367	2.4	2,441	33.5
Wholesale	117,976	22,534	19.1	9,381	41.6
Commercial	30,247	2,891	9.6	881	30.5
Wealth, Asset Finance and International	56,507	19,211	34.0	12,588	65.5
Reverse repos and other items	5,983	–		–
	561,324	53,003	9.4	25,291	48.7
Impairment provisions	(25,291)
Fair value adjustments²	(1,588)
Total Group	534,445

As at 31 December 2011
Retail	356,907	8,822	2.5	2,718	35.4
Wholesale	128,233	26,539	20.7	10,791	40.7
Commercial	29,681	2,915	9.8	880	30.2
Wealth, Asset Finance and International	63,556	21,993	34.6	13,329	60.6
Reverse repos and other items	17,066	–		–
	595,443	60,269	10.1	27,718	46.9
Impairment provisions	(27,718)
Fair value adjustments²	(2,087)
Total Group	565,638

1	Impairment provisions include collective unimpaired provisions.
2
The fair value adjustments relating to loans and advances were those required to reflect the HBOS assets in the Group’s consolidated financial records at their fair value and took into account both the expected future impairment losses and market liquidity at the date of acquisition.  The unwind relating to future impairment losses requires significant management judgement to determine its timing which includes an assessment of whether the losses incurred in the current period were expected at the date of the acquisition and assessing whether the remaining losses expected at the date of the acquisition will still be incurred.  The element relating to market liquidity unwinds to the income statement over the estimated useful lives of the related assets (until 2014 for wholesale loans and 2018 for retail loans) although if an asset is written off or suffers previously unexpected impairment then this element of the fair value will no longer be considered a timing difference (liquidity) but permanent (impairment).  The fair value unwind in respect of impairment losses incurred was £429 million for the period ended 30 June 2012 (30 June 2011: £931 million; 31 December 2011: £762 million).  The fair value unwind in respect of loans and advances is expected to continue to decrease in future years as fixed-rate periods on mortgages expire, loans are repaid or written off, and will reduce to zero over time.

3	Provisions as a percentage of impaired loans are calculated excluding Retail unsecured loans in recoveries (30 June 2012: £1,090 million; 31 December 2011: £1,137 million).

LLOYDS BANKING GROUP PLC

Credit risk – Group (continued)

Outlook – Group

The UK economy remains fragile, and the short-term economic outlook is generally expected to be weak.  Consumer and business confidence remains low, and although inflation is reducing, consumer spending power is under pressure and exports are falling.  However, companies continue to de-risk, and the Group’s corporate and commercial portfolios are generally performing well despite the subdued environment.  Whilst there is some cautious optimism in certain sectors (including manufacturing), a number of other sectors are seeing some stress (retail and leisure for example).

The possibility of further economic deterioration and financial market instability represent downside risk.  Despite a number of actions from authorities, uncertainty over the best way forward for the highly indebted Eurozone persists and poses a serious threat to the global economic recovery.  Financial markets are expected to remain dislocated and volatile, with the risk of contagion unlikely to dissipate in the near term, and this continues to place strains on funding markets at a time when many financial institutions have material ongoing funding needs.

In particular, given the subdued environment, the Wholesale leveraged finance portfolios, and the commercial real estate and real estate related property lending portfolios remain vulnerable in terms of refinancing risk and higher impairments on loans and advances and associated derivatives.  Greater resilience in yield levels is evident at the prime end of the CRE market, whereas secondary yields are under pressure.

Notwithstanding the above, significant progress has been made to reduce the vulnerable assets in the Group’s portfolios and the Group’s risk management processes and controls remain strong.  The Group expects impairments in its traditional lending portfolios in Corporate and Commercial to increase in the second half of 2012, reflecting an expected lower level of releases in the second half of 2012 compared to the first half of 2012.

Overall, despite the downside risks, the de-risking of portfolios, the strong risk management focus and the low interest rate environment are helping to maintain defaults at a lower level.  As a result, against its base case economic assumptions, the Group expects the total impairment charge in 2012 to be better than previously guided.

LLOYDS BANKING GROUP PLC

Credit risk – Retail

Overview
•	The Retail impairment charge was £758 million in the first half of 2012, a decrease of £415 million, or 35 per cent, against the first half of 2011 and 5 per cent against the second half of 2011.

•
The decrease in the Retail impairment charge was driven by both the secured and unsecured portfolio as a result of the continuing benefits of tightened credit policy and ongoing effective portfolio management.

•	The Retail impairment charge, as an annualised percentage of average loans and advances to customers, decreased to 0.43 per cent in the first half of 2012 from 0.65 per cent in the first half of 2011.

•	The overall value of assets entering arrears in the first half of 2012 was lower for both unsecured and secured lending compared to the second half of 2011.

•	The specialist mortgages business is closed to new business and has been in run-off since 2009.

Impairment charge
	Half-year to 30 June 2012	Half-year to 30 June 2011	Change since 30 June 2011	Half-year to 31 Dec 2011
	£m	£m	%	£m

Secured	173	295	41	168
Unsecured	585	878	33	629
Total impairment charge	758	1,173	35	797

Impaired loans and provisions
Retail impaired loans decreased by £0.4 billion to £8.4 billion compared with 31 December 2011 and, as a percentage of closing loans and advances to customers, decreased to 2.4 per cent from 2.5 per cent at 31 December 2011.  Impairment provisions as a percentage of impaired loans (excluding unsecured loans in recoveries) decreased to 33.5 per cent from 35.4 per cent at 31 December 2011 driven by the reduction in unsecured impaired loans.

LLOYDS BANKING GROUP PLC

Credit risk – Retail (continued)

Impairments on loans and advances

As at 30 June 2012	Loans and advances to customers	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions1	Impairment provisions as a % of impaired loans3
	£m	£m	%	£m	%

Secured	327,223	6,353	1.9	1,619	25.5
Unsecured
Collections		924		822	89.0
Recoveries2		1,090		–
	23,388	2,014	8.6	822
Total gross lending	350,611	8,367	2.4	2,441	33.5
Impairment provisions1	(2,441)
Fair value adjustments	(1,146)
Total	347,024

As at 31 December 2011
Secured	332,143	6,452	1.9	1,651	25.6
Unsecured
Collections		1,233		1,067	86.5
Recoveries2		1,137		–
	24,764	2,370	9.6	1,067
Total gross lending	356,907	8,822	2.5	2,718	35.4
Impairment provisions	(2,718)
Fair value adjustments	(1,377)
Total	352,812

1	Impairment provisions include collective unimpaired provisions.
2	Recoveries assets are written down to the present value of future expected cash flows on these assets.
3	Impairment provisions as a percentage of impaired loans are calculated excluding unsecured loans in recoveries.

The Retail division’s loans and advances to customers are analysed in the following table:

Loans and advances to customers
	As at 30 June 2012	As at 31 Dec 2011
	£m	£m

Secured:
Mainstream	252,056	256,518
Buy to let	48,699	48,276
Specialist	26,468	27,349
	327,223	332,143
Unsecured:
Credit cards	9,721	10,192
Personal loans	11,156	11,970
Bank accounts	2,511	2,602
	23,388	24,764
Total gross lending	350,611	356,907

LLOYDS BANKING GROUP PLC

Credit risk – Retail (continued)

Secured

Secured impairment charge
The impairment charge increased by £5 million, to £173 million compared with the second half of 2011, and decreased by £122 million compared with the first half of 2011.  The annualised impairment charge, as a percentage of average loans and advances to customers, decreased to 0.11 per cent in the first half of 2012 from 0.18 per cent in the first half of 2011.  Provision coverage has remained stable at 25.5 per cent compared to 25.6 per cent at 31 December 2011.

Impairment provisions held against secured assets reflect the Group’s view of appropriate allowance for incurred losses.  The Group holds appropriate impairment provisions for customers who are experiencing financial difficulty, either on a forbearance arrangement or who may be able to maintain their repayments whilst interest rates remain low.

Secured impaired loans
Impaired loans decreased by £0.1 billion to £6.4 billion at 30 June 2012 and, as a percentage of closing loans and advances to customers, remained stable at 1.9 per cent compared to 31 December 2011.

Secured arrears
The percentage of mortgage cases greater than three months in arrears (excluding repossessions) was broadly stable at 2.4 per cent at 30 June 2012 compared to 31 December 2011.  The number of specialist cases greater than three months in arrears decreased in the first half of 2012, however as the book remains closed to new business and has been in run-off since 2009 there was an increase in the percentage of cases greater than three months in arrears (excluding repossessions) to 7.7 per cent at 30 June 2012 compared to 7.5 per cent at 31 December 2011.

The number of customers entering into arrears was 6 per cent lower in the first half of 2012 in comparison with the second half of 2011.

Mortgages greater than three months in arrears (excluding repossessions)

Greater than three months in arrears (excluding repossessions)	Number of cases		Total mortgage accounts %		Value of debt1		Total mortgage balances %
	30 June 2012	31 Dec 2011	30 June 2012	31 Dec 2011	30 June 2012	31 Dec 2011	30 June 2012	31 Dec 2011
	Cases	Cases	%	%	£m	£m	%	%

Mainstream	54,441	53,734	2.1	2.0	6,105	5,988	2.4	2.3
Buy to let	7,573	7,805	1.7	1.8	1,085	1,145	2.2	2.4
Specialist	13,654	13,677	7.7	7.5	2,407	2,427	9.1	8.9
Total	75,668	75,216	2.4	2.3	9,597	9,560	2.9	2.9

1	Value of debt represents total book value of mortgages in arrears.

The stock of repossession decreased to 2,955 cases at 30 June 2012 compared to 3,054 cases at 31 December 2011 and 3,176 cases at 30 June 2011.

LLOYDS BANKING GROUP PLC

Credit risk – Retail (continued)

Secured loan-to-value analysis
The average indexed loan-to-value (LTV) on the mortgage portfolio at 30 June 2012 was broadly stable at 55.7 per cent compared with 55.9 per cent at 31 December 2011.  The average LTV for new mortgages and further advances written in the first half of 2012 was 62.3 per cent compared with 62.1 per cent for 2011.

The percentage of closing loans and advances with an indexed LTV in excess of 100 per cent decreased to 11.1 per cent (£36.4 billion) as at 30 June 2012, compared with 12.0 per cent (£39.7 billion) at 31 December 2011.  The tables below show LTVs across the principal mortgage portfolios.

Actual and average LTVs across the Retail mortgage portfolios

As at 30 June 2012	Mainstream	Buy to let	Specialist1	Total
	%	%	%	%

Less than 60%	32.7	12.9	14.8	28.2
60% to 70%	12.9	13.2	10.0	12.7
70% to 80%	18.0	26.0	17.5	19.2
80% to 90%	16.4	16.3	19.9	16.7
90% to 100%	10.6	16.4	18.5	12.1
Greater than 100%	9.4	15.2	19.3	11.1
Total	100.0	100.0	100.0	100.0
Average loan-to-value:2
Stock of residential mortgages	52.1	73.5	72.2	55.7
New residential lending	62.0	63.9	n/a	62.3
Impaired mortgages	72.1	99.4	87.3	78.2

As at 31 December 2011	Mainstream	Buy to let	Specialist1	Total
	%	%	%	%

Less than 60%	32.5	12.7	14.6	28.1
60% to 70%	12.7	13.0	10.1	12.5
70% to 80%	17.2	24.1	17.2	18.2
80% to 90%	16.0	17.3	19.3	16.5
90% to 100%	11.2	17.1	19.0	12.7
Greater than 100%	10.4	15.8	19.8	12.0
Total	100.0	100.0	100.0	100.0
Average loan-to-value:2
Stock of residential mortgages	52.2	74.0	72.6	55.9
New residential lending	61.4	65.8	n/a	62.1
Impaired mortgages	72.0	99.8	88.0	78.4

1	Specialist lending is closed to new business and is in run-off.
2	Average loan-to-value is calculated as total loans and advances as a percentage of the total collateral of these loans and advances.

LLOYDS BANKING GROUP PLC

Credit risk – Retail (continued)

Unsecured
In the first half of 2012 the impairment charge on unsecured loans and advances to customers reduced by £44 million to £585 million compared with the second half of 2011 and reduced by £293 million compared with the first half of 2011.  This reflected the continuing benefit of tightened credit policy and ongoing effective account management.

A combination of reduced demand from customers for new unsecured borrowing, existing customers continuing to reduce their personal indebtedness and the Group’s sustainable risk appetite contributed to loans and advances to customers reducing by £1.4 billion since 31 December 2011 to £23.4 billion at 30 June 2012.

The annualised impairment charge as a percentage of average loans and advances to customers decreased to 4.80 per cent in the first half of 2012 from 6.48 per cent in the first half of 2011, with the impairment charge reducing at a greater rate than the average reduction in average loans and advances.

Impaired loans decreased by £0.4 billion since 31 December 2011 to £2.0 billion at 30 June 2012 which represented 8.6 per cent of closing loans and advances to customers, compared with 9.6 per cent at 31 December 2011.  The reduction in impaired loans is a result of the continued benefits of tightened credit policy across the credit lifecycle and ongoing effective portfolio management.  Retail’s exposure to revolving credit products has been actively managed to ensure that it is appropriate to customers’ changing financial circumstances.  The portfolios show a level of early arrears for accounts acquired since 2009 which are at pre-recession levels, highlighting underlying strength in the risk profile of the business.

Impairment provisions decreased by £0.2 billion, compared with 31 December 2011, to £0.8 billion at 30 June 2012.  This reduction was driven by fewer assets entering arrears and recoveries assets being written down to the present value of future expected cash flows.  The proportion of impaired loans that have been written down to the present value of future expected cash flows on these assets increased to 54.1 per cent at 30 June 2012 from 48.0 per cent at 31 December 2011.  Impairment provisions as a percentage of impaired loans in collections increased to 89.0 per cent at 30 June 2012 from 86.5 per cent at 31 December 2011.

LLOYDS BANKING GROUP PLC

Credit risk – Wholesale

Overview
•
Impairment losses have fallen significantly over the last twelve months to £993 million in the first half of 2012, from £1,442 million for the first half of 2011.  Impairments were also lower compared to £1,259 million in the second half of 2011.

•
The decrease in the underlying impairment charge was primarily driven by lower charges on leveraged acquisition finance exposures.  There was a significant deterioration in the leveraged market during the first half of 2011 which has not been repeated in the first half of 2012.

•
Whilst subdued UK economic conditions and weaker consumer confidence was evident in a number of sectors, the reduction in the impairment charge also reflected continued strong risk management and the low interest rate environment helping to maintain defaults at a lower level.

•	Despite an uncertain economic environment, the obligor quality of the Wholesale portfolio book was broadly unchanged.

•
The Group has proactively managed down sovereign as well as banking and trading book exposures to selected European countries.  Divestment strategy was focused on balance sheet reduction and also disposal of higher risk positions.

•
A robust credit risk management and control framework is in place across the combined portfolios and a prudent risk appetite approach continues to be embedded across the division.  Significant resources continue to be deployed into the Business Support Units, which focus on key and vulnerable obligors and asset classes.

Impairment charge
The impairment charge decreased £449 million, or 31 per cent, compared to £1,442 million for the first half of 2011.  Impairment charges have decreased substantially compared with 2011 due to robust and proactive risk management, an appropriately impaired portfolio (against the Group’s current economic assumptions), and a low interest rate environment helping to maintain defaults at a lower level.  Impairment charges as an annualised percentage of average loans and advances to customers reduced to 1.52 per cent from 1.98 per cent in 2011.

Impaired loans and provisions
Wholesale’s impaired loans reduced by £4,005 million to £22,534 million compared with 31 December 2011.  The reduction is due to the flow of newly impaired assets, mainly in the Corporate Real Estate Business Support Unit, being more than offset by write-offs on irrecoverable assets, the sale of previously impaired assets, net repayments and transfers out of Business Support.  Furthermore, the flow of assets into impaired status was lower during the first half of 2012 compared to each of the first half and second half of 2011.  Impairment provisions also reduced mainly as a result of write-offs, especially in the corporate real estate and real estate related portfolios.  However, impairment provisions as a percentage of impaired loans increased to 41.6 per cent from 40.7 per cent at 31 December 2011.  This was due to the low level of provision coverage on previously impaired assets which were sold during the first half of 2012, together with additional provisions being taken on existing impaired assets.

As a percentage of closing loans and advances to customers, impaired loans decreased to 19.1 per cent from 20.7 per cent at 31 December 2011.  The Group continues to monitor its vulnerable portfolios within Wholesale and, where appropriate, remedial risk mitigating actions are being undertaken.

LLOYDS BANKING GROUP PLC

Credit risk – Wholesale (continued)

Impairments on loans and advances

As at 30 June 2012	Loans and advances to customers	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions1	Impairment provisions as a % of impaired loans
	£m	£m	%	£m	%

Corporate (including Mid-markets)	61,945	4,526	7.3	2,424	53.6
Specialised Lending	33,882	4,505	13.3	1,860	41.3
Sales and Trading	2,472	–		–
Corporate Real Estate BSU4	19,577	13,405	68.5	5,009	37.4
Wholesale Equity	100	98	98.0	88	89.8
Total Wholesale	117,976	22,534	19.1	9,381	41.6
Reverse repos	5,799
Impairment provisions	(9,381)
Fair value adjustments	(374)
Total	114,020

Loans and advances to banks	7,448
Debt securities2	6,421
Available-for-sale financial assets3	7,320

1	Impairment provisions include collective unimpaired provisions.
2	Of which Specialised Lending is £6,130 million, Wholesale Equity £136 million, Sales and Trading £150 million, and CRE BSU £5 million.
3	Of which Specialised Lending is £3,802 million, Wholesale Equity £1,489 million, Sales and Trading £1,993 million, Corporate £28 million and CRE BSU £8 million.
4	Corporate Real Estate BSU includes direct real estate and other real estate related sectors (such as hotels, care homes and housebuilders).

As at 31 December 2011	Loans and advances to customers	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions1	Impairment provisions as a % of impaired loans
	£m	£m	%	£m	%

Corporate (including Mid-markets)	68,772	5,631	8.2	3,051	54.2
Specialised Lending	35,802	5,584	15.6	2,009	36.0
Sales and Trading	2,220	–		–
Corporate Real Estate BSU4	21,326	15,211	71.3	5,631	37.0
Wholesale Equity	113	113		100	88.5
Total Wholesale	128,233	26,539	20.7	10,791	40.7
Reverse repos	16,836
Impairment provisions	(10,791)
Fair value adjustments	(617)
Total	133,661

Loans and advances to banks	8,443
Debt securities2	12,482
Available-for-sale financial assets3	12,554

1	Impairment provisions include collective unimpaired provisions.
2	Of which Specialised Lending is £12,135 million, Wholesale Equity £195 million, Sales and Trading £150 million, and Corporate £2 million.
3	Of which Specialised Lending is £7,798 million, Wholesale Equity £1,797 million, Sales and Trading £2,922 million, and Corporate £37 million.
4	Corporate Real Estate BSU includes direct real estate and other real estate related sectors (such as hotels, care homes and housebuilders).

LLOYDS BANKING GROUP PLC

Credit risk – Wholesale (continued)

Corporate (including mid-markets)

The £61.9 billion of loans and advances to customers in the Corporate portfolio is structured across a number of different portfolios and sectors as discussed below:

UK Corporate – Major Corporate balance sheets continue to de-lever with most Corporates preferring to reduce risk, through accumulating cash and cost cutting rather than invest in growth.  Surveys indicate that Financial Officers intend to run higher cash balances than before the financial crisis and this can be seen in record levels of cash being held in the Corporate sector.  Whilst cautious optimism is being seen in sectors such as Manufacturing and globally focused Corporates the Group continues to see stress in sectors such as Media, Retail, Leisure and Construction across UK and Continental Europe.  Public sector austerity continues to impact on recovery prospects, although the long lead-in times to these cuts have allowed Corporates to adjust their own structures and cost bases.  Although the largest impact is being seen in Corporates with exposure to the weaker Eurozone countries where revenues are declining rapidly, the number of customers affected within the franchise is very modest.  Mergers and acquisitions are being selectively targeted by Corporates, with conservative structuring approaches being adopted.

US Corporate – The balance sheets of US Major Corporates predominantly remain strong, with good levels of liquidity.  The reduction in the US corporate portfolio has continued as planned through a combination of secondary sales, refinancings and realisation of real estate assets.

Mid-Markets – Customers in this sector are almost entirely UK-based, with performance in the majority of businesses reliant on the domestic economy.  As such, the portfolio has experienced very limited direct impact from the current challenges within the Eurozone.  However, the subdued UK economy during the first half of 2012 reduced corporate activity and borrowing demand in the mid-corporate sector, while pressures on consumer discretionary expenditure had an ongoing negative influence on sectors such as retail, leisure and hospitality, particularly outside London and the South East.  The weak real estate market and reduced public sector expenditure contributed to pressure on segments such as professional services, construction services and care homes, with impairments concentrated in these sectors in the first half of 2012.

Financial Institutions (FI) – Wholesale maintains relationships with many major financial institutions throughout the world.  These relationships are either client focused or held to support the Group’s funding, liquidity and general hedging requirements.  The Eurozone crisis continued during the first half of 2012 and continues to require very close portfolio scrutiny and oversight.  Detailed contingency plans are in place and continuously refined, whilst exposures to FI’s domiciled in peripheral Eurozone countries in particular have been further reduced and are being managed within tight risk parameters.  Trading exposures continue to be predominantly short term and/or collateralised with inter bank activity mainly undertaken with strong investment grade counterparties only.

Real Estate – The Corporate customer base is focused on the larger end of the UK property market with a bias to the quoted Plc and funds sector.  Despite the challenging market conditions, credit quality remains acceptable, being underpinned by seasoned management teams with proven asset management skills generating predictable cashflows from their income producing portfolios.  Loan demand remains subdued but, with a continuing high level of loan maturities over the next few years, refinancing risks remain a wider market issue.  Insurers are looking to increase their participation in the real estate market creating increased diversity of funding options.

In Mid Markets Real Estate, the challenging backdrop of the UK economy is adding further pressures to the domestic real estate market with both capital and rental values coming under pressure particularly outside the London and South East region.  Tenant default is an area of ongoing concern especially when the lending is supported by secondary or tertiary assets.  Restraints on consumer expenditure have made retail assets a particular area of ongoing focus.  Market demand is muted with many customers preferring to de-gear and conserve liquidity.  Credit quality remains stable and the number of non-performing customers continues to moderate.  New propositions are structured attractively and in line with the Group’s through the cycle credit risk appetite.

LLOYDS BANKING GROUP PLC

Credit risk – Wholesale (continued)

Specialised Lending
Loans and advances to customers of £33.9 billion largely comprise balances in the Structured Corporate Finance portfolio, which includes Acquisition Finance (leveraged lending), Project Finance, Real Estate and Asset Based Finance (Ship Finance, Aircraft Finance, Rail Capital and Corporate Asset Finance).  Whilst the effect of subdued UK economic conditions continues to be felt in the Acquisition Finance portfolio, that portfolio is now smaller in size and has a generally lower risk profile than in previous reporting periods.  These factors combined with the significant deterioration seen in the leveraged market in the first half of 2011 not being repeated led to a materially lower impairment charge in the first half of 2012.  However, a number of sectors remain vulnerable, especially retail, leisure and healthcare, and refinancing risk is also an issue, with significant loan maturities due in the next few years.  In Ship Finance, the outlook for the container, tanker and dry bulk sectors remains challenging.

Specialised Lending is also responsible for the Treasury Assets portfolio which mainly encompasses a portfolio of Asset-Backed Securities and financial institution Covered Bond positions.  Portfolio credit quality remained relatively stable over the year and the portfolio size continues to be actively reduced through asset sales and from bond maturities.  Further details of Wholesale division’s Asset-Backed Securities portfolio is provided in note 15 on page 116 of the Statutory Information.

Real Estate – Overall market conditions remain difficult although the Group continues to make good progress with its plans to reduce the portfolio which is outside its risk appetite.  Reductions have been achieved through a combination of planned repayments and amortisations, customer instigated property sales, and the refinancing opportunities customers have taken with alternative lenders.

Sales and Trading
Sales and Trading acts as the link between the wholesale markets and the Group’s balance sheet management activities and provides pricing and risk management solutions to both internal and external clients.

The portfolio comprises £5.7 billion of loans and advances to banks, £2.0 billion of Available-for-Sale debt securities and £2.5 billion of loans and advances to customers (excluding reverse repos).

Sales and Trading actively manages the government bond portfolio and the credit quality is now almost solely AAA/AA rated sovereign debt.

The majority of Sales and Trading’s funding and risk management activity is transacted with investment grade counterparties including Sovereign central banks and much of it is on a collateralised basis, such as repos facing a Central Counterparty (CCP).  Derivative transactions with FI counterparties are typically collateralised under a Credit Support Annex in conjunction with the ISDA Master Agreement.  During the first half of 2012 Lloyds Banking Group became a member of Eurex, augmenting the LCH SwapClear membership of 2011, as part of an ongoing move to reduce counterparty risk by clearing standardised derivative contracts through a CCP.

Corporate Real Estate Business Support Unit
The Corporate Real Estate Business Support Unit has continued to execute on its active asset management programme of the complex portfolio of over 1,800 cases it manages.  This has resulted in a continuing fall in the impairment charge to £530 million (2011: £629 million), against the same period last year and asset disposals ahead of plan, despite a worsening real estate market.

Both capital values and investment transactions have trended downwards over the 6 months to June 2012, with the latter expected to be 10 per cent down on the same period last year.  The IPD capital growth index has declined by 2.0 per cent over the 6 months to June 2012.  Although values in London continue to climb, and are 37 per cent above their 2009 trough in June 2012, non-London asset values are struggling and are now only 8 per cent above their 2009 trough.

LLOYDS BANKING GROUP PLC

Credit risk – Wholesale (continued)

The management of the portfolio continues to focus on supporting its long-term customers and at the same time reducing the exposure to real estate through managed disposals, which has resulted in a realisation of £1.9 billion of cash receipts against assets (30 June 2011: £1.8 billion) despite the weaker transactional market.  These further disposals increased the total sold over the past 30 months to over £10 billion of property assets resulting in an overall £18 billion reduction of gross loan exposure (which includes write-offs).

Wholesale has continued to put in place new asset management initiatives for assets under receivership to complement the existing arrangements such as the Residential Asset Management Platform covering residential buy to let portfolios.  Such arrangements demonstrate Wholesale’s desire to find solutions to ensure that it maximises the recovery from these loan positions or portfolios through managing for value the underlying real estate and it continues to seek innovative ways to achieve this aim.

Wholesale Equity
The Wholesale Equity balance sheet is diversified by both sector and geography.  While the general market remains at historically low levels with a challenging economic outlook set to continue, the Group continues to make progress on asset reduction strategies.  Overall, portfolio performance is in line with plan for the half-year with relatively flat values evident.

LLOYDS BANKING GROUP PLC

Credit risk – Commercial

Overview
•	Impairment losses have fallen over the past twelve months to £109 million in the first half of 2012, from £160 million for the first half of 2011, and from £143 million in the second half of 2011.

•
The decrease reflects the continued benefits of the low interest rate environment, which has helped maintain defaults at a lower level and the continued application of the Group’s prudent risk appetite.

•	Portfolio metrics including delinquencies and assets under close monitoring have generally remained steady or improved.

•
Commercial continue to operate rigorous control and monitoring activities which play a crucial role in identifying customers showing early signs of financial distress and bringing them into the support model.

Impairment charge
Commercial’s impairment charge decreased £51 million, or 32 per cent, compared to £160 million in the first half of 2011.  This reflects the continued application of a prudent credit risk appetite approach for new business and a low interest rate environment helping to maintain defaults at a lower level.  Impairment charges as an annualised percentage of average loans and advances to customers reduced to 0.72 per cent from 1.07 per cent in 2011.  The majority of the business is based around full banking relationships.

Impaired loans and provisions
Commercial’s impaired loans decreased by £24 million to £2,891 million compared to 31December 2011.  Impairment provisions remained flat, with decreased default rates across the book, particularly in the smaller business portfolio being offset by higher individual provisions in the Business Support Unit.  As a result impairment provisions as a percentage of impaired loans increased slightly to 30.5 per cent from 30.2 per cent at 31 December 2011.  As a percentage of closing loans and advances to customers, impaired loans reduced slightly to 9.6 per cent from 9.8 per cent at 31 December 2011.

LLOYDS BANKING GROUP PLC

Credit risk – Commercial (continued)

Impairments on loans and advances

As at 30 June 2012	Loans and advances to customers	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions1	Impairment provisions as a % of impaired loans
	£m	£m	%	£m	%

Commercial	30,247	2,891	9.6	881	30.5
Impairment provisions	(881)
Fair value adjustments	(34)
Total	29,332

As at 31 December 2011
Commercial	29,681	2,915	9.8	880	30.2
Impairment provisions	(880)
Fair value adjustments	(51)
Total	28,750

1	Impairment provisions include collective unimpaired provisions.

LLOYDS BANKING GROUP PLC

Credit risk – Wealth, Asset Finance and International

Overview
•
In Wealth, Asset Finance and International, impairment charges fell significantly compared to the first and second half of 2011.  The reduction predominantly reflected lower impairment charges in the Group’s wholesale Irish and Australasian businesses.  The rate of increase in newly impaired loans in Ireland reduced and a significant portion of the Australasian impaired portfolio was disposed of in 2011 and in the first half of 2012.

•
In the Irish Wholesale portfolio, 86 per cent (31 December 2011: 84 per cent) is now impaired with a coverage ratio of 67 per cent (31 December 2011: 61 per cent), primarily reflecting further falls in the commercial real estate market during 2012, and further vulnerability exists.

•
In the Irish Retail mortgage portfolio, impairment provisions as a percentage of impaired loans remained stable at 70 per cent as the rate of deterioration of residential house prices and increase in arrears has slowed down.

•
The Group has further reduced its exposure to Ireland with a reduction in gross advances of £1.9 billion during the first half of 2012 with disposals in the period being broadly in line with current provisioning levels.

•
The Group also significantly reduced its exposure in its Australasian business by £2.0 billion including the successful disposal of a £0.8 billion (gross) portfolio of impaired Australasian real estate loans in the first half of 2012.  The disposals during the first half of the year represent 90 per cent of the gross real estate impaired portfolio.

•	The majority of Wealth, Asset Finance and International’s assets are in run-off.

Impairment charge
	Half-year to 30 June 2012	Half-year to 30 June 2011	Change since 30 June 2011	Half-year to 31 Dec 2011
	£m	£m	%	£m

Wealth	8	15	47	18
International:
Ireland	897	1,779	50	1,408
Australia	203	586	65	448
Wholesale Europe	111	111		93
Spain retail	12	11	(9)	48
Netherlands retail	6	4	(50)	17
Asia retail	6	2		5
Latin America and Middle East	–	24		41
	1,235	2,517	51	2,060
Asset Finance	54	115	53	85
Total impairment charge	1,297	2,647	51	2,163

Impaired loans and provisions
Total impaired loans decreased by £2,782 million to £19,211 million compared with £21,993 million at 31 December 2011 and as a percentage of closing loans and advances to customers decreased to 34.0 per cent from 34.6 per cent at 31 December 2011.  The decrease in impaired loans predominantly relates to the Irish and Australasian book, driven by write-offs and impaired asset disposals.

Impairment provisions as a percentage of impaired loans increased to 65.5 per cent from 60.6 per cent at 31 December 2011.  The increase was driven by the Irish and Australasian portfolios.  The coverage ratio in the Group’s Irish portfolio has increased further reflecting continuing weakness in real estate markets where further vulnerability exists, although the impact of such vulnerability is reducing as more of the portfolio becomes impaired and provided for.  The coverage ratio in the Australasian book was affected by the disposal of real estate loans during the period.  The remaining impaired assets are heavily impaired corporate loans with lower collateral values which require higher coverage levels than property secured assets.

LLOYDS BANKING GROUP PLC

Credit risk – Wealth, Asset Finance and International (continued)

Impairments on loans and advances

As at 30 June 2012	Loans and advances to customers	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions1	Impairment provisions as a % of impaired loans
	£m	£m	%	£m	%

Wealth	4,557	273	6.0	61	22.3
International:
Ireland Retail	6,704	1,476	22.0	1,061	71.9
Ireland Wholesale	16,147	13,809	85.5	9,221	66.8
Australia	7,736	1,090	14.1	873	80.1
Wholesale Europe	5,407	1,178	21.8	571	48.5
Other	9,716	432	4.4	217	50.2
	45,710	17,985	39.3	11,943	66.4
Asset Finance	6,240	953	15.3	584	61.3
	56,507	19,211	34.0	12,588	65.5
Impairment provisions	(12,588)
Fair value adjustments	(34)
Total	43,885

As at 31 December 2011
Wealth	4,865	231	4.7	74	32.0
International:
Ireland Retail	7,036	1,415	20.1	1,034	73.1
Ireland Wholesale	17,737	14,945	84.3	9,133	61.1
Australia	9,745	2,780	28.5	1,609	57.9
Wholesale Europe	6,356	978	15.4	475	48.6
Other	10,655	427	4.0	258	60.4
	51,529	20,545	39.9	12,509	60.9
Asset Finance	7,162	1,217	17.0	746	61.3
	63,556	21,993	34.6	13,329	60.6
Impairment provisions	(13,329)
Fair value adjustments	(42)
Total	50,185

1	Impairment provisions include collective unimpaired provisions.

LLOYDS BANKING GROUP PLC

Credit risk – Wealth, Asset Finance and International (continued)

Wealth
Total impaired loans increased by £42 million, or 18 per cent, to £273 million compared with £231 million at 31 December 2011 and as a percentage of closing loans and advances increased to 6.0 per cent from 4.7 per cent at 31 December 2011.  The impairment charge for the first half of 2012 was £8 million.  The impairment charge for loans and advances to customers, as an annualised percentage of average loans and advances to customers, decreased to 0.3 per cent compared with 0.6 per cent in 2011.

International
Ireland
Total impaired loans decreased by £1,075 million, or 7 per cent to £15,285 million compared with £16,360 million at 31 December 2011.  The reduction is due to the flow of newly impaired assets being more than offset by foreign exchange movements, write-offs on irrecoverable assets, the sale of previously impaired assets, and net repayments.  Impaired loans as a percentage of closing loans and advances increased to 66.9 per cent from 66.0 per cent at 31 December 2011.  Continuing weakness in the Irish real estate markets resulted in a further increase in wholesale coverage in the first half of 2012 to 66.8 per cent from 61.1 per cent.

Impairment charges decreased by £882 million to £897 million compared to the first half of 2011 as the rate of increase in newly impaired loans fell during the first half of 2012.  Impairment charges as an annualised percentage of average loans and advances to customers decreased to 7.5 per cent from 13.2 per cent in the first half of 2011.

Impairments on loans and advances – Ireland

	As at 30 June 2012			As at 31 December 2011
	Loans and advances to customers	Impaired loans	Provisions	Loans and advances to customers	Impaired loans	Provisions
	£m	£m	£m	£m	£m	£m

Commercial Real Estate	9,957	9,116	6,181	10,872	9,807	6,194
Corporate	6,190	4,693	3,040	6,865	5,138	2,939
Retail	6,704	1,476	1,061	7,036	1,415	1,034
Total Ireland	22,851	15,285	10,282	24,773	16,360	10,167

The most significant contribution to impairment in Ireland is the Commercial Real Estate portfolio.  Impairment provisions provide 67.8 per cent coverage on impaired commercial real estate loans.  Mortgage lending at 30 June 2012 comprised 99 per cent of the retail portfolio with impairment coverage on the mortgage portfolio remaining stable at 70 per cent.  Impaired loans on the retail portfolio increased by £61 million in the first half of 2012 compared to a £171 million increase in the second half of 2011.  The reduction in growth of impaired loans is primarily due to a reduction in new customers entering arrears.  In addition, the rate of decrease of residential property prices has slowed down in the first half of 2012 compared to 2011.

£2.4 billion of gross wholesale lending within the Commercial Real Estate and Corporate portfolios relates to sterling loans secured on UK property.

Within the Commercial Real Estate portfolio, 92 per cent of the portfolio is now impaired (compared to 90 per cent at 31 December 2011).  The average impairment coverage ratio has increased in the first half of the year to 68 per cent (63 per cent 31 December 2011) reflecting the continued deterioration in the Irish commercial property market.

The Group continued to reduce its exposure to Ireland.  Gross loans and advances reduced by £1.9 billion in the period.  Disposals and repayments in the first half of 2012 totalled £0.8 billion and were broadly in line with current provisioning levels.

LLOYDS BANKING GROUP PLC

Credit risk – Wealth, Asset Finance and International (continued)

Australia
Total impaired loans decreased by £1,690 million, or 61 per cent to £1,090 million compared with £2,780 million at 31 December 2011.  The decrease in impaired loans in the period is a result of impaired asset disposals and write-offs.  Total impaired loans as a percentage of closing loans and advances decreased to 14.1 per cent from 28.5 per cent at 31 December 2011, reflecting the higher quality of the residual portfolio.

Impairment charges decreased by £383 million to £203 million compared to the first half of 2011 and decreased by £245 million compared to the second half of 2011.  Impairment charges as an annualised percentage of average loans and advances to customers decreased to 4.5 per cent from 8.8 per cent in first half of 2011.

Significant progress has been made in de-risking the portfolio through asset sales and run-off.  The successful disposal of an £0.8 billion (gross) portfolio of impaired Australasian real estate loans in the first half of 2012 contributed to an almost total exit of distressed real estate lending, from a peak of £2.2 billion in December 2010.  The residual Business Support book is now credit stable with good impairment coverage.  Although exposure to real estate has reduced materially, historical experience has shown that downside risks remain in this portfolio.

Wholesale Europe
Total impaired loans increased by £200 million, or 20 per cent to £1,178 million compared with £978 million at 31 December 2011.  The increase in impaired loans is largely attributable to a small number of exposures.  Total impaired loans as a percentage of closing loans and advances increased to 21.8 per cent from 15.4 per cent at 31 December 2011.

Impairment charges remained flat at £111 million compared to the first half of 2011.  Further deterioration in European real estate markets during the first half of 2012, which resulted in additional impairment being taken on already impaired assets, was offset by a higher level of releases in this period compared to the first half of 2011.  Due to the reducing balance sheet, impairment charges as an annualised percentage of average loans and advances to customers increased to 4.0 per cent compared to 3.1 per cent in 2011.

Assets relate to global international customers with a UK linkage, and are generally made up of major corporate (which are predominantly investment grade) and project finance customers.  The real estate book is subject to close monitoring.  The Group was successful in reducing its real estate exposure during the first half of 2012, with disposals and repayments of £156 million.  Disposal values in the period were broadly in line with current provisioning levels.

Other International
Total impaired loans increased by £5 million to £432 million compared with £427 million at 31 December 2011 and as a percentage of closing loans and advances increased to 4.4 per cent from 4.0 per cent at 31 December 2011.  Impaired loans predominantly relate to a limited number of corporate exposures and the Spanish mortgage business.  The Group has maintained a high level of impairment coverage on the retail mortgage portfolios in Spain and the Netherlands, against a backdrop of falling house prices.  Impairment charges decreased by £17 million to £24 million compared to the first half of 2011.

Asset Finance
This relates to asset-backed funding to a wide portfolio of UK-based personal, commercial and corporate customers, primarily in relation to motor vehicles.  Despite the background of challenging economic conditions, arrears levels across the portfolio have continued to reduce and first half 2012 impairments are well below the level of 2011.  Recent growth in new car sales, and strong used vehicle values, are helping to underpin the sector and the positive performance of Asset Finance, supported by strong credit quality controls in the business.

LLOYDS BANKING GROUP PLC

Exposures to Eurozone countries

The following section summarises the Group's direct exposure to Eurozone countries as at 30 June 2012.  The exposures comprise on-balance sheet exposures based on their balance sheet carrying values and off-balance sheet exposures, and are based on the country of domicile of the counterparty unless otherwise indicated.

The Group manages its exposures to individual countries through authorised country limits which take into account economic, financial, political and social factors.  In addition, the Group manages its direct risks to the selected countries by establishing and monitoring risk limits for individual banks, financial institutions, corporates and individuals.  Indirect risk is taken into account where it is determined that counterparties have material direct exposure to selected countries.

The Group has established a Eurozone Instability Steering Group in order to monitor developments within the Eurozone, carry out stress testing through detailed scenario analysis and complete appropriate due diligence on the Group’s exposures.  The following table summarises the Group’s Eurozone exposures:

	Sovereign debt	Financial Institutions		Asset backed securities	Corporate	Personal	Insurance assets	Total
At 30 June 2012		Banks	Other
	£m	£m	£m	£m	£m	£m	£m	£m

Ireland	–	204	691	344	7,603	5,410	111	14,363
Spain	31	1,261	–	206	2,545	1,566	22	5,631
Portugal	–	102	–	226	245	10	–	583
Italy	9	225	2	11	115	–	32	394
Greece	–	–	–	–	353	–	–	353
	40	1,792	693	787	10,861	6,986	165	21,324
Other Eurozone exposures (see page 82)	30,924	3,016	1,079	506	12,217	6,184	5,069	58,995
Total Eurozone exposures	30,964	4,808	1,772	1,293	23,078	13,170	5,234	80,319
At 31 December 2011
Ireland	–	207	272	376	8,894	6,027	68	15,844
Spain	52	1,692	7	375	2,955	1,649	39	6,769
Portugal	–	142	8	341	309	11	–	811
Italy	16	433	17	39	152	–	47	704
Greece	–	–	–	55	431	–	–	486
	68	2,474	304	1,186	12,741	7,687	154	24,614
Other Eurozone exposures (see page 82)	10,755	4,254	874	1,404	15,542	6,522	4,836	44,187
Total Eurozone exposures	10,823	6,728	1,178	2,590	28,283	14,209	4,990	68,801

The Group has included certain amounts on a net basis to better reflect the overall risk to which the Group is exposed.  Derivative balances are included within exposures to financial institutions or corporates, as appropriate, at fair value adjusted for master netting agreements at obligor level and net of cash collateral in line with legal agreements.  Exposures in respect of reverse repurchase agreements are included on a gross IFRS basis and are disclosed based on the counterparty rather than the collateral (repos and stock lending are excluded); reverse repurchase exposures are not, therefore, reduced as a result of collateral held.  Exposures to central clearing counterparties are shown net.

For multi-country asset backed securities exposures, the Group has reported exposures based on the largest country exposure.  The country of exposure for asset backed securities is based on the location of the underlying assets not on the domicile of the issuer, which are predominantly residential mortgages.

In the first quarter, the Group drew €13.5 billion (the sterling equivalent of which at the date of drawdown was £11.2 billion) under the European Central Bank’s Long-Term Refinancing Operation facility for an initial term of three years, to part fund a pool of euro denominated assets which are outside of the Group’s risk appetite.

LLOYDS BANKING GROUP PLC

Exposures to Eurozone countries (continued)

Exposures to Ireland, Spain, Portugal, Italy and Greece
The Group continues to have minimal exposure, in aggregate, which could be considered to be direct recourse to the sovereign risk of the selected countries.  Derivatives with sovereigns and sovereign referenced credit default swaps are insignificant.  Included within exposures to banks, and treated as available-for-sale assets, are covered bonds of £1.4 billion (31 December 2011: £1.7 billion).  The covered bonds are ultimately secured on a pool of mortgage assets in the countries concerned and benefit from over-collateralisation, with an overall weighted maturity of approximately four years.  Exposures to other financial institutions relate primarily to balances held within insurance companies and funds.  No impairments are held against these exposures.

At 30 June 2012, the Group’s total gross derivative asset exposure to counterparties registered in the above countries was £816 million (31 December 2011: £982 million), offset by derivative liabilities of £314 million (31 December 2011: £338 million) and cash collateral held of £167 million (31 December 2011: £191 million).

Assets held by the Insurance business are shareholder assets and are held outside the with-profits and unit-linked funds.  Approximately £96 million (31 December 2011: £127 million) of these exposures relate to direct investments where the issuer is resident in Spain, Italy or Ireland and the credit rating is consistent with the tight credit criteria defined under the appropriate investment mandate.  The remaining exposures relate to interests in two funds domiciled in Ireland and administered by Scottish Widows Investment Partnership (the Global Liquidity Fund and the Short-Term Fund) where in line with the investment mandates, cash is invested in the money markets.  For these funds, the exposure is analysed on a look through basis to the underlying assets held and the Insurance business’s pro rata share of these assets rather than treating all the holding the fund as exposure to Ireland.  Within the above exposures there are no sovereign exposures.

The Group continued to reduce its exposure to these countries and exposures have been proactively managed down in line with its risk appetite.  The Group’s total exposure has reduced 13 per cent from £24,614 million to £21,324 million.

LLOYDS BANKING GROUP PLC

Exposures to Eurozone countries (continued)

Ireland
	As at 30 June 2012	As at 31 Dec 2011
	£m	£m

Sovereign debt	–	–
Financial institutions – banks
Amortised cost	48	46
Net trading assets	8	–
Available-for-sale (gross of AFS reserve: £188 million; 2011: £193 million)	147	136
Derivatives (gross asset exposure of £196 million; 2011: £216 million)	1	25
	204	207
Financial institutions – other
Amortised cost	686	255
Net trading assets	1	5
Derivatives (gross asset exposure of £5 million; 2011: £12 million)	4	12
	691	272
Asset backed securities
Amortised cost	212	221
Available-for-sale (gross of AFS reserve: £216 million; 2011: £268 million)	132	155
	344	376
Corporate
Amortised cost (gross of impairment allowances: £14,515 million; 2011: £15,910 million)	6,725	7,949
Derivatives (gross asset exposure of £39 million; 2011: £32 million)	39	31
Off balance sheet exposures	839	914
	7,603	8,894
Personal
Amortised cost (gross of impairment allowances: £6,721 million; 2011: £7,061 million)	5,410	6,027
Insurance assets	111	68
Total	14,363	15,844

The Group has exposures to a structured vehicle incorporated in Ireland.  In accordance with the reporting protocol outlined above, the exposures classified as Bonds have been reported on the basis of the underlying country of risk, while other exposures have been reported against the country of registration of the structured vehicle.

The movement in the period within exposures to financial institutions is primarily due to reverse repurchase transactions secured primarily on UK gilts.

See page 73 for further details on Irish corporate and personal exposures.  The off-balance sheet exposures to corporates are principally undrawn facilities.

LLOYDS BANKING GROUP PLC

Exposures to Eurozone countries (continued)

Spain
	As at 30 June 2012	As at 31 Dec 2011
	£m	£m

Sovereign debt
Direct sovereign exposures	10	17
Central bank balances	21	35
	31	52
Financial institutions – banks
Amortised cost	36	33
Available-for-sale (gross of AFS reserve: £1,554 million; 2011: £1,848 million)	1,191	1,548
Net trading assets	17	59
Derivatives (gross asset exposure of £196 million; 2011: £175 million)	17	52
	1,261	1,692
Financial institutions – other
Net trading assets	–	7

Asset backed securities
Amortised cost	108	211
Available-for-sale (gross of AFS reserve: £123 million; 2011: £213 million)	98	164
	206	375
Corporate
Amortised cost (gross of impairment allowances: £1,786 million; 2011: £2,192 million)	1,614	2,043
Net trading assets	6	20
Derivatives (gross asset exposure of £186 million; 2011: £174 million)	179	167
Off balance sheet exposures	746	725
	2,545	2,955
Personal
Amortised cost (gross of impairment allowances: £1,590 million; 2011: £1,685 million)	1,518	1,615
Off balance sheet exposures	48	34
	1,566	1,649
Insurance assets	22	39
Total	5,631	6,769

Included within exposures to banks, and treated as available-for-sale assets are covered bonds of £1.2 billion (31 December 2011: £1.4 billion), which are ultimately secured on a pool of mortgage assets in the countries concerned and benefit from over-collateralisation and have an overall weighted maturity of approximately four years.  The Group has credit default swap positions referenced to banking groups domiciled in Spain (net short of £6 million), which are included in the balances detailed above, and unutilised and uncommitted money market lines and repo facilities of approximately £0.3 billion (31 December 2011: £1.1 billion) in respect of Spanish banks.  Bank limits have been closely monitored with amounts and tenors reduced where appropriate.

The corporate exposure in Spain is mainly local lending (84 per cent of the total Spanish exposures) comprising corporate loans and project finance facilities (77 per cent) and commercial real estate portfolio (23 per cent).

Personal exposures within Spain are predominantly secured residential mortgages, where about half of the borrowers are expatriates.  Impaired lending represented 7 per cent (31 December 2011: 6 per cent) of the portfolio, with a coverage ratio of 63 per cent (31 December 2011: 49 per cent).

LLOYDS BANKING GROUP PLC

Exposures to Eurozone countries (continued)

Portugal
	As at 30 June 2012	As at 31 Dec 2011
	£m	£m

Sovereign debt	–	–
Financial institutions – banks
Amortised cost	30	17
Available-for-sale (gross of AFS reserve: £95 million; 2011: £198 million)	71	124
Derivatives (gross asset exposure of £7 million; 2011: £7 million)	1	1
	102	142
Financial institutions – other
Net trading assets	–	8

Asset backed securities
Amortised cost	122	208
Available-for-sale (gross of AFS reserve: £174 million; 2011: £219 million)	104	133
	226	341
Corporate
Amortised cost (gross of impairment allowances £114 million; 2011: £125 million)	90	100
Derivatives (gross asset exposure of £12 million; 2011: £2 million)	13	13
Off balance sheet exposures	142	196
	245	309
Personal	10	11
Insurance assets	–	–
Total	583	811

Exposures comprise lending to corporates, including a small amount of commercial real estate exposure.

LLOYDS BANKING GROUP PLC

Exposures to Eurozone countries (continued)

Italy
	As at 30 June 2012	As at 31 Dec 2011
	£m	£m

Sovereign debt
Direct sovereign exposures	9	16
Financial institutions – banks
Amortised cost	72	41
Available-for-sale (gross of AFS reserve: £61 million; 2011: £196 million)	52	180
Net trading assets	78	188
Derivatives (gross asset exposure of £116 million; 2011: £91 million)	23	24
	225	433
Financial institutions – other
Net trading assets	2	17

Asset backed securities
Amortised cost	–	26
Available-for-sale (gross of AFS reserve: £12 million; 2011: £14 million)	11	13
	11	39
Corporate
Amortised cost (gross of impairment allowances: £52 million; 2011: £69 million)	51	86
Net trading assets	4	17
Derivatives (gross asset exposure of £44 million)	44	36
Off balance sheet exposures	16	13
	115	152
Personal	–	–
Insurance assets	32	47
Total	394	704

In addition to the above balances there are unutilised and uncommitted money market lines and repo facilities of approximately £0.2 billion (31 December 2011: £0.6 billion) predominantly in respect of Italian banks.  Bank limits have been closely monitored with amounts and tenors reduced where appropriate.

Exposures comprise lending to corporates, including a small amount of commercial real estate exposure.

LLOYDS BANKING GROUP PLC

Exposures to Eurozone countries (continued)

Greece
	As at 30 June 2012	As at 31 Dec 2011
	£m	£m

Sovereign debt	–	–
Financial institutions – banks	–	–
Financial institutions – other	–	–
Asset backed securities
Amortised cost	–	32
Available-for-sale (gross of AFS reserve: 2011 of £44 million)	–	23
	–	55
Corporate
Amortised cost (gross of impairment allowances: £356 million; 2011: £407 million)	313	364
Derivatives (gross asset exposure of £15 million; 2011: £19 million)	15	19
Off balance sheet exposures	25	48
	353	431
Personal	–	–
Insurance assets	–	–
Total	353	486

The exposures in Greece principally relate to shipping loans to Greek shipping companies where the assets are generally secured and the vessels operate in international waters; repayment is mainly dependent on international trade and the industry is less sensitive to the Greek economy.

LLOYDS BANKING GROUP PLC

Exposures to Eurozone countries (continued)

Exposures to other Eurozone countries
In addition to the exposures detailed above, the Group has the following exposures to sovereign, financial institutions, asset backed securities, corporates and personal customers in the following Eurozone countries:

At 30 June 2012	Sovereign debt	Financial institutions		Asset backed securities	Corporate	Personal	Insurance assets	Total
		Banks	Other
	£m	£m	£m	£m	£m	£m	£m	£m

Netherlands	28,350	725	179	26	2,835	5,817	1,339	39,271
France	202	1,072	50	104	3,383	348	1,798	6,957
Germany	2,296	599	357	376	2,330	19	1,480	7,457
Luxembourg	1	33	466	–	2,122	–	113	2,735
Belgium	73	410	25	–	1,007	–	49	1,564
Finland	–	81	–	–	31	–	290	402
Malta	–	2	–	–	287	–	–	289
Cyprus	–	2	–	–	151	–	–	153
Austria	2	46	2	–	69	–	–	119
Slovenia	–	46	–	–	–	–	–	46
Estonia	–	–	–	–	2	–	–	2
Slovakia	–	–	–	–	–	–	–	–
	30,924	3,016	1,079	506	12,217	6,184	5,069	58,995
At 31 December 2011
Netherlands	9,594	712	173	176	4,105	6,226	960	21,946
France	217	1,517	143	525	3,796	295	1,841	8,334
Germany	859	1,291	100	703	2,532	1	1,263	6,749
Luxembourg	5	4	442	–	2,828	–	568	3,847
Belgium	78	404	11	–	1,617	–	57	2,167
Finland	–	60	–	–	56	–	147	263
Malta	–	2	–	–	305	–	–	307
Cyprus	–	6	–	–	204	–	–	210
Austria	2	202	5	–	97	–	–	306
Slovenia	–	56	–	–	–	–	–	56
Estonia	–	–	–	–	2	–	–	2
Slovakia	–	–	–	–	–	–	–	–
	10,755	4,254	874	1,404	15,542	6,522	4,836	44,187

Total balances with other Eurozone countries have increased from £44,187 million to £58,995 million.  This is due to an increase in sovereign debt balances held, which primarily relate to central bank balances held for regulatory liquidity purposes.  Excluding sovereign debt, the remaining overall exposures have reduced by 16 per cent from £33,432 million to £28,071 million which is in line with the reduction in the Group’s balance sheet.  Derivatives with sovereigns and sovereign referenced credit default swaps are insignificant.

LLOYDS BANKING GROUP PLC

Exposures to Eurozone countries (continued)

Eurozone redenomination risk

Redenomination risk arises from the uncertainty over how an exiting member state would deal with pre-incurred euro contracts and, in particular, whether it (or a competent European body) legislates to re-denominate such contracts into a post-euro currency.  It is generally expected that an exiting member state would introduce a new national currency and determine an opening rate of exchange, which would then change when trading commences in the new currency, exposing the holders of the new currency to the risk of changes in the value of the new currency against the euro.  In the case of a total dissolution of the Eurozone, the Euro would cease to be a valid currency, and all states would revert to their own currencies.

The Group has considered redenomination risk in respect of its exposures to Greece, Italy, Ireland, Portugal and Spain and in the event of a member exit believes that the risks can be broadly classified as follows:

•
The Group is not significantly exposed to the impact of a Greek exit from the Euro as Greek-related exposures are predominantly ship finance facilities denominated in USD or GBP with contracts subject to English Law.  The Group’s exposures to Italy, Ireland, Portugal and Spain are considered to be at potential risk of redenomination.  Redenomination of contracts depends on, amongst other things, the terms of relevant contracts, the contents of the legislation passed by the exiting member state, the governing law and jurisdiction of the contract and the nationality of the parties of the contracts.

•
The Group has undertaken actions to mitigate redenomination risk for both assets and liabilities where possible, but it is not clear that such mitigation will be effective in the event of a member exit.

•
The introduction of one or more new currencies would be likely to lead to significant operational issues for clearing and payment systems.  The Group is working actively with central banks, regulators and with the main clearing and payment systems to better understand and mitigate the impact of these risks on the Group and its customers.

LLOYDS BANKING GROUP PLC

Regulatory

Principal Risks

Regulatory exposure is driven by the significant volume of current legislation and regulation within the UK and overseas with which the Group has to comply, along with new or proposed legislation and regulation which needs to be reviewed, assessed and embedded into day-to-day operational and business practices across the Group.  This is particularly the case in the current market environment, which continues to witness high levels of government and regulatory intervention in the banking sector.  Lloyds Banking Group faces increased political and regulatory scrutiny as a result of its size and systemic importance.

Independent Commission on Banking and White Paper on banking reform
The UK Government appointed an Independent Commission on Banking (ICB) to review possible measures to reform the banking system and promote stability and competition.  The ICB published its final report on the 12 September 2011 putting forward recommendations to require ring-fencing of the retail activities of banks from their investment banking activities and additional capital requirements beyond those required under current drafts of the Capital Requirements Directive IV.  The report also makes recommendations in relation to the competitiveness of the UK banking market, including enhancing the competition remit of the new Financial Conduct Authority (FCA), implementing a new industry-wide switching solution by September 2013, and improving transparency.  The ICB, which following the final report completed its mandate, had the authority only to make recommendations, which the UK Government could choose to accept or reject.

The ICB specifically recommended in relation to the Group’s European Commission mandated branch disposal (Project Verde), that to create a strong challenger in the UK banking market, the entity which results from the divestment should have, or have the capability to achieve, a share of the personal current account (PCA) market of at least 6 per cent (although this does not need to arise solely from the current accounts acquired from the Group) and a funding position at least as strong as its peers.  The ICB did not specify a definitive timeframe for the divested entity to achieve a 6 per cent market share of PCAs but recommended that a market investigation should be carefully considered by competition authorities if ‘a strong and effective challenger’ has not resulted from the Group’s divestment by 2015.  The ICB did not recommend explicitly that the Group should increase the size of the Project Verde disposal agreed with the European Commission but recommended that the UK Government prioritise the emergence of a strong new challenger over reducing market concentration through a ‘substantially enhanced’ divestment by the Group.

The UK Government supported the recommendation that an entity with a larger share of the PCA market than the 4.6 per cent originally proposed might produce a more effective competitor.  In relation to the Group’s announcement that it was to pursue exclusive negotiations with The Co-operative Group, the UK Government commented that such a transaction would deliver a significant enhancement of the PCA market share, with the share divested by the Group combining with The Co-operative Group’s existing share to create a competitor with approximately 7-8 per cent share of the PCA market.  The UK Government also stated that the execution of the divestment is a commercial matter, and that it has no intention of using its shareholding to deliver an enhancement.

The UK Government published its response to the ICB recommendations on 19 December 2011 and a White Paper in June 2012.  The UK Government has endorsed the ICB’s proposals to ring-fence retail banking operations as part of a wider regulatory framework including capital and liquidity and effective macro- and micro-prudential supervision, which aims to remove any implicit tax-payers’ guarantee for the ring-fenced entities.  The White Paper suggests that a broader range of customers, products and geographies could be allowed inside the ring-fenced bank and recommends 2019 as an implementation deadline.  The UK Government no longer considers it necessary to give authorities the power to impose a separate resolution buffer to ensure that banks have adequate loss-absorbing capacity.  Given that the Group is predominantly a retail and commercial bank, it would expect to be less affected by the implementation of a retail ring-fence, but believes it will be important for any transition period to be flexible in order to minimise any impact on economic growth, and for banks to implement the required structural changes.

The ICB also recommended that ring-fenced banks should hold a common equity capital base of at least 10 per cent and primary loss-absorbing capacity of at least 17 per cent to absorb the impact of potential losses or financial crises.

LLOYDS BANKING GROUP PLC

Regulatory (continued)

New regulatory regime
On 27 January 2012, the UK Government published the Financial Services Bill.  The proposed new UK regulatory architecture will see the transition of regulatory and supervisory powers from the FSA to the new Financial Conduct Authority (FCA) and Prudential Regulation Authority (PRA).  The PRA will be responsible for supervising banks, building societies and other large firms.  The FCA will focus on consumer protection and market regulation.  The Bill is also proposing new responsibilities and powers for the FCA.  The most noteworthy are the proposed greater powers for the FCA in relation to competition and the proposal to widen its scope to include consumer credit.  The Bill is expected to take effect in early 2013.

On 2 April 2012 the FSA introduced a new ‘twin peaks’ model and the intention is to move the FSA as close as possible to the new style of regulation outlined in the Bill.  There will be two independent groups of supervisors for banks, insurers and major investment firms covering prudential and conduct.  (All other firms, that is those not dual regulated, will be solely supervised by the conduct supervisors).

In addition, the European Banking Authority, the European Insurance and Occupational Pensions Authority and the European Securities and Markets Authority as new EU Supervisory Authorities are likely to have greater influence on regulatory matters across the EU.

Capital and liquidity
Evolving capital and liquidity requirements continue to be a priority for the Group.  The Basel Committee on Banking Supervision has put forward proposals for a reform package which changes the regulatory capital and liquidity standards, the definition of ‘capital’, introduces new definitions for the calculation of counterparty credit risk and leverage ratios, additional capital buffers and development of a global liquidity standard.  Implementation of these changes is expected to be phased in between 2013 and 2021.

Solvency II
The Solvency II Directive will introduce enhanced capital adequacy and risk management requirements for insurers, with the ultimate aim of increasing policyholder protection.  It is now expected to be implemented in January 2014.  It sets out a harmonised, risk-based framework for managing insurance business and calculating capital requirements and also introduces improved disclosure and reporting requirements.  It will give the regulators enhanced powers and responsibilities.

Anti bribery
The Bribery Act 2010 came fully into force on 1 July 2011.  It enhances previous laws on bribery and is supported by some detailed guidance issued by the Ministry of Justice on the steps a business needs to take to embed ‘adequate procedures’ to prevent bribery.  A company convicted of failing to have ‘adequate procedures’ to prevent bribery could receive an unlimited fine.

US regulation
Significant regulatory initiatives from the US impacting the Group include the Dodd-Frank Act (which imposes specific requirements for systemic risk oversight, securities market conduct and oversight, bank capital standards, arrangements for the liquidation of failing systemically significant financial institutions and restrictions to the ability of banks to engage in proprietary trading activities known as the ‘Volcker Rule’).  Furthermore, under the so-called swap ‘push-out’ provisions of the Dodd-Frank Act, the derivatives activities of US banks and US branch offices of foreign banks will be restricted, which may necessitate a restructuring of how the Group conducts its derivatives activities.  Entities that are swap dealers, security-based swap dealers, major swap participants or major security-based swap participants will be required to register with the SEC or the US Commodity Futures Trading Commission, or both, and will become subject to the requirements as to capital, margin, business conduct, recordkeeping and other requirements applicable to such entities.  The Dodd-Frank Act also grants the SEC discretionary rule-making authority to impose a new fiduciary standard on brokers, dealers and investment advisers, and expands the extraterritorial jurisdiction of US courts over actions brought by the SEC or the United States with respect to violations of the antifraud provisions of the Securities Act of 1933, the Securities Exchange Act of 1934 and the Investment Advisers Act of 1940.  The details of these regulations will depend on the final regulations ultimately adopted by various US regulatory authorities.  In addition the Foreign Account Tax Compliance Act (FATCA) requires non-US financial institutions to enter into disclosure agreements with the US Treasury and all non-financial non-US entities to report and/or certify their ownership of US assets in foreign accounts or be subject to 30 per cent withholding tax.

LLOYDS BANKING GROUP PLC

Regulatory (continued)

European regulation
At a European level, the pace of regulatory reform has increased with a number of new directives or changes to existing directives planned in the next 12 months including a revised Markets in Financial Instruments Directive, Transparency Directive, European Markets Infrastructure Regulations, Insurance Mediation Directive and a Fifth Undertakings in Collective Investments in Transferable Securities Directive as well as a proposed Directive regulating Packaged Retail Investment Products.  Despite opposition from the UK Government, a proposed Financial Transaction Tax is a possibility for EU-wide implementation.

Mitigating actions

Independent Commission on Banking and White Paper on banking reform
The Group continues to play a constructive role in the debate with the UK Government and other stakeholders on all issues under consideration in relation to the ICB’s recommendations.  The Group is analysing the White Paper, on which the UK Government is consulting until September, and its possible impact on the industry and the Group.  It will continue to work with Her Majesty’s Treasury (HM Treasury) and its regulators in the coming months as legislation develops.  The UK Government’s proposals on capital are consistent with the capital targets the Group set in its strategic review in 2011.  Although much work remains to be done on the detail of the implementation of capital requirements and primary loss absorbing capacity, the Group is on track to achieve the levels the ICB recommends.

New regulatory regime
The Group is continuing to work closely with the regulatory authorities and industry associations to ensure that it is able to identify and respond to regulatory changes and mitigate against risks to the Group and its stakeholders.

Capital and liquidity
The Group is continuously assessing the impacts of regulatory developments which could have a material effect on the Group and is progressing its plans to implement regulatory changes and directives through change management programmes.

Solvency II
The Group is continuing to progress its plans to achieve Solvency II compliance.

Anti bribery
The Group operates a group-wide anti-bribery policy, applicable to all of its businesses, operations and employees, which incorporates the requirements of the UK Bribery Act 2010 and continues to enhance its internal compliance processes, including those associated with hospitality and colleague training.  The Group has no appetite for bribery and explicitly prohibits the payment, offer, acceptance or request of a bribe, including ‘facilitation payments’.

Regulation
The Group is continuously assessing the impacts of regulatory developments which could have a material effect on the Group and is progressing with its plans to implement regulatory changes and directives, through change management programmes.

LLOYDS BANKING GROUP PLC

Market risk

Principal risk
There is a risk to the Group’s banking income arising from the level of interest rates and the margin of interbank rates over central bank rates.  A further banking risk arises from competitive pressures on product terms in existing loans and deposits, which sometimes restrict the Group in its ability to change interest rates applying to customers in response to changes in interbank and central bank rates.

Equity market movements and changes in credit spreads can also impact the Group’s results.

•	The main equity market risks arise in the life assurance companies and staff pension schemes.

•	Credit spread risk arises in the life assurance companies, pension schemes and banking businesses.

Continuing concerns about the fiscal position in Eurozone countries resulted in increased credit spreads in the areas affected, and fears of contagion affected the euro and widened spreads between central bank and interbank rates.

Mitigating actions
The Group takes many mitigating actions with respect to these principal risks, key examples include:

Market risk is managed within a Board approved framework using a range of metrics to monitor the Group’s profile against its stated appetite and potential market conditions.

High level market risk exposure is reported regularly to appropriate committees for monitoring and oversight by senior management.  They also make recommendations to the Group Chief Executive concerning overall market risk appetite and market risk policy.

The following market risk measures are used for risk reporting and setting risk appetite limits and triggers:

•	a 1-day 95 per cent Value at Risk (VaR) is used for short term liquid positions;

•	a 1-year 95 per cent VaR is used for pensions market risk; and

•	1 in 20 year Stresses are used for other market risks.

Interest rate risk arising from the different repricing characteristics of the Group’s non-trading assets and liabilities, and from the mismatch between interest rate insensitive assets and interest rate sensitive liabilities, is managed centrally.  Matching assets and liabilities are offset against each other and interest rate swaps are also used to manage the residual exposure to within the Non-Traded Market Risk Appetite.

The Group continues to liaise with defined benefit pension scheme trustees with regard to appropriately de-risking their portfolio.

LLOYDS BANKING GROUP PLC

Customer treatment

Principal risk
Customer treatment and how the Group manages its customer relationships affect all aspects of the Group’s operations and are closely aligned with achievement of the Group’s strategic vision to be the best bank for customers.  As a provider of a wide range of financial services products across different brands and numerous distribution channels to an extremely broad and varied customer base, the Group faces significant conduct risks, such as: products or services not meeting the needs of customers; sales processes which could result in selling products to customers which do not meet their needs; and failure to deal with a customer’s complaint effectively where the Group has got it wrong and not met customer expectations.

There remains a high level of scrutiny regarding the treatment of customers by financial institutions from regulatory bodies, the press, and politicians.  The UK FSA in particular continues to drive focus on conduct of business activities through its supervision activity.

There is a risk that certain aspects of the Group’s business may be determined by regulatory bodies or the courts as not being conducted in accordance with applicable laws or regulations, or fair and reasonable treatment in their opinion.  The Group may also be liable for damages to third parties harmed by the conduct of its business.

Mitigating actions
The Group takes many mitigating actions with respect to these principal risks, key examples include:

The Group’s Conduct Risk Strategy and supporting framework have been designed to support its vision and strategic aim to put the customer at the heart of everything that it does.  The Group has developed and implemented a framework to enable it to deliver the right outcomes for customers, which is supported by policies and standards in key areas, including product governance, sales, responsible lending, customers in financial difficulties, claims and complaints handling.

The Group actively engages with the regulatory bodies and other stakeholders in developing its understanding of current customer treatment concerns.

People risk

Principal risk
The quality and effectiveness of the Group’s people are fundamental to its success.  Consequently, the Group’s management of material people risks is critical to its capacity to deliver against its long-term strategic objectives.  Over the next six months the Group’s ability to manage people risks successfully may continue to be affected by the following key drivers:

•	the Group’s continuing structural consolidation and the sale of part of its branch network under Project Verde may result in disruption to its ability to lead and manage its people effectively;

•	the continually changing, more rigorous regulatory environment, may impact the Group’s people strategy, remuneration practices and retention; and

•	macroeconomic conditions and negative media attention on the banking sector may impact retention, colleague sentiment and engagement.

LLOYDS BANKING GROUP PLC

People risk (continued)

Mitigating actions
The Group takes many mitigating actions with respect to this principal risk, key examples include:

•	Focusing on leadership and colleague engagement, through delivery of strategies to attract, retain and develop high calibre staff together with implementation of rigorous succession planning;

•	Maintaining focus on people risk management across the Group;

•
Ensuring compliance with legal and regulatory requirements related to Approved Persons and the FSA Remuneration Code, and embedding compliant and appropriate colleague behaviours in line with Group policies, values and people risk priorities; and

•
Strengthening risk management culture and capability across the Group, together with further embedding of risk objectives in the colleague performance and reward process, which drives the best possible outcomes for customers and colleagues.

Insurance risk

Principal risk
The major sources of insurance risk are within the insurance businesses and the Group’s defined benefit staff pension schemes (pension schemes).  Insurance risk is inherent in the insurance business and can be affected by customer behaviour.  Insurance risks accepted relate primarily to mortality, longevity, morbidity, persistency, expenses, property and unemployment.  The primary insurance risk carried by the Group’s pension schemes is related to longevity.

Insurance risk within the insurance businesses has the potential to significantly impact the earnings and capital position of the Insurance division of the Group.  For the Group’s pension schemes, insurance risk could significantly increase the cost of pension provision and impact the balance sheet of the Group.

Mitigating actions
The Group takes many mitigating actions with respect to these principal risks, key examples include:

•	Insurance risk is reported regularly to appropriate committees and boards.

•
Actuarial assumptions are reviewed in line with experience and in-depth reviews are conducted regularly.  Longevity assumptions for the Group’s pension schemes are reviewed annually together with other IFRS assumptions.  Expert judgement is required.

•	Insurance risk is primarily controlled via the following processes:

–	Underwriting (the process to ensure that new insurance proposals are properly assessed);

–	Pricing-to-risk (new insurance proposals are priced to cover the underlying risks inherent within the products);

–	Claims management;

–	Product design;

–	Policy wording;

–	Product management; and

–	The use of reinsurance or other risk mitigation techniques.

In addition, exposure limits by risk type are derived from the business planning process and used as a control mechanism to ensure risks are taken within solvency risk appetite.

At all times, close attention is paid to the adequacy of reserves, solvency management and regulatory requirements.

LLOYDS BANKING GROUP PLC

State funding and state aid
HM Treasury currently holds 39.2 per cent of the Group’s ordinary share capital.  United Kingdom Financial Investments Limited (UKFI) as manager of HM Treasury's shareholding continues to operate in line with the framework document between UKFI and HM Treasury managing the investment in the Group on a commercial basis without interference in day-to-day management decisions.  There is a risk that a change in UK Government priorities could result in the framework agreement currently in place being replaced leading to interference in the operations of the Group, although there have been no indications that the UK Government intends to change the existing operating arrangements.

The Group made a number of undertakings to HM Treasury arising from the capital and funding support, including the provision of additional lending to certain mortgage and business sectors for the two years to 28 February 2011, and other matters relating to corporate governance and colleague remuneration.  The lending commitments were subject to prudent commercial lending and pricing criteria, the availability of sufficient funding and sufficient demand from creditworthy customers.  These lending commitments were delivered in full in the second year.

The subsequent agreement (known as Merlin) between five major UK banks (including the Group) and the UK Government in relation to gross business lending capacity in the 2011 calendar year was subject to a similar set of criteria.  The Group delivered in full its share of the commitments by the five banks, both in respect of lending to SMEs and in respect of overall gross business lending.  The Group has made a unilateral lending pledge for 2012 as part of its publicly announced SME charter.

In addition, the Group is subject to European state aid obligations in line with the Restructuring Plan agreed with HM Treasury and the EU College of Commissioners in November 2009, which is designed to support the long-term viability of the Group and remedy any distortion of competition and trade in the European Union (EU) arising from the state aid given to the Group.  This has placed a number of requirements on the Group including an asset reduction target from a defined pool of assets by the end of 2014, known as Project Atlantic, and the disposal of certain portions of its Retail business by the end of November 2013, known as Project Verde.  In June 2011 the Group issued an Information Memorandum to potential bidders, covering this retail banking business, which the European Commission confirmed met the requirements to commence the formal sale process for the sale no later than 30 November 2011.  On 14 December 2011 the Group announced that, having reviewed the formal offers made, its preferred option was for a direct sale and that it was entering exclusive discussions with The Co-operative Group.  On 19 July 2012 the Group announced that it has agreed non-binding heads of terms with The Co-operative Group for the Verde business.  The Group will continue to work with the Co-operative to agree a sale and purchase agreement, with completion of the divestment expected by the end of November 2013.  The Group continues to work closely with the FSA, EU Commission, HM Treasury and the Monitoring Trustee appointed by the EU Commission to ensure the successful implementation of the Restructuring Plan and will now seek formal approval for the terms of the divestment.  The Group is also continuing to progress an Initial Public Offering (IPO) in parallel as a fall back option.

LLOYDS BANKING GROUP PLC

STATUTORY INFORMATION

		Page
Condensed consolidated half-year financial statements (unaudited)
Consolidated income statement		92
Consolidated statement of comprehensive income		93
Consolidated balance sheet		94
Consolidated statement of changes in equity		96
Consolidated cash flow statement		99

Notes
1	Accounting policies, presentation and estimates	100
2	Segmental analysis	102
3	Other income	108
4	Operating expenses	109
5	Impairment	110
6	Taxation	110
7	Loss per share	111
8	Trading and other financial assets at fair value through profit or loss	111
9	Derivative financial instruments	112
10	Loans and advances to customers	113
11	Allowance for impairment losses on loans and receivables	113
12	Securitisations and covered bonds	114
13	Debt securities classified as loans and receivables	115
14	Available-for-sale financial assets	115
15	Credit market exposures	116
16	Customer deposits	117
17	Debt securities in issue	118
18	Subordinated liabilities	118
19	Share capital	119
20	Reserves	119
21	Provisions for liabilities and charges	120
22	Contingent liabilities and commitments	122
23	Capital ratios	125
24	Related party transactions	128
25	Events after the balance sheet date	129
26	Future accounting developments	130
27	Condensed consolidating financial information	131

LLOYDS BANKING GROUP PLC

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED INCOME STATEMENT

		Half-year to 30 June 2012	Half-year to 30 June 2011	Half-year to 31 Dec 2011
	Note	£ million	£ million	£ million

Interest and similar income		12,734	13,437	12,879
Interest and similar expense		(8,076)	(7,448)	(6,170)
Net interest income		4,658	5,989	6,709
Fee and commission income		2,394	2,465	2,470
Fee and commission expense		(748)	(690)	(701)
Net fee and commission income1		1,646	1,775	1,769
Net trading income		4,105	3,118	(3,486)
Insurance premium income		4,183	4,125	4,045
Other operating income		1,661	1,522	1,277
Other income	3	11,595	10,540	3,605
Total income		16,253	16,529	10,314
Insurance claims1		(7,288)	(5,661)	(380)
Total income, net of insurance claims		8,965	10,868	9,934
Payment protection insurance provision		(1,075)	–	–
Other operating expenses		(5,601)	(6,428)	(6,622)
Total operating expenses	4	(6,676)	(6,428)	(6,622)
Trading surplus		2,289	4,440	3,312
Impairment	5	(2,728)	(4,491)	(3,603)
Loss before tax		(439)	(51)	(291)
Taxation	6	(202)	109	(145)
(Loss) profit for the period		(641)	58	(436)

Profit attributable to non-controlling interests		35	27	46
(Loss) profit attributable to equity shareholders		(676)	31	(482)
(Loss) profit for the period		(641)	58	(436)

Basic (loss) earnings per share	7	(1.0)p	0.0p	(0.7)p
Diluted (loss) earnings per share	7	(1.0)p	0.0p	(0.7)p

1	See note 3.

LLOYDS BANKING GROUP PLC

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Half-year to 30 June 2012	Half-year to 30 June 2011	Half-year to 31 Dec 2011
	£ million	£ million	£ million

(Loss) profit for the period	(641)	58	(436)
Other comprehensive income
Movements in revaluation reserve in respect of available-for-sale financial assets:
Change in fair value	668	437	2,166
Income statement transfers in respect of disposals	(792)	52	(395)
Income statement transfers in respect of impairment	28	29	51
Other income statement transfers	70	25	(180)
Taxation	42	(123)	(452)
	16	420	1,190
Movements in cash flow hedging reserve:
Effective portion of changes in fair value	128	516	400
Net income statement transfers	238	103	(33)
Taxation	(83)	(176)	(94)
	283	443	273
Currency translation differences (tax: nil)	(20)	(77)	(7)
Other comprehensive income for the period, net of tax	279	786	1,456
Total comprehensive income for the period	(362)	844	1,020

Total comprehensive income attributable to non-controlling interests	34	25	47
Total comprehensive income attributable to equity shareholders	(396)	819	973
Total comprehensive income for the period	(362)	844	1,020

LLOYDS BANKING GROUP PLC

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED BALANCE SHEET

		As at 30 June 2012	As at 31 Dec 2011
Assets	Note	£ million	£ million

Cash and balances at central banks		87,590	60,722
Items in course of collection from banks		1,454	1,408
Trading and other financial assets at fair value through profit or loss	8	145,626	139,510
Derivative financial instruments	9	58,347	66,013
Loans and receivables:
Loans and advances to banks		31,779	32,606
Loans and advances to customers	10	534,445	565,638
Debt securities	13	6,429	12,470
		572,653	610,714
Available-for-sale financial assets	14	32,810	37,406
Held-to-maturity investments		10,933	8,098
Investment properties		5,749	6,122
Goodwill		2,016	2,016
Value of in-force business		6,615	6,638
Other intangible assets		3,025	3,196
Tangible fixed assets		7,646	7,673
Current tax recoverable		512	434
Deferred tax assets		4,229	4,496
Retirement benefit assets		1,740	1,338
Other assets		20,426	14,762
Total assets		961,371	970,546

LLOYDS BANKING GROUP PLC

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED BALANCE SHEET (continued)

		As at 30 June 2012	As at 31 Dec 2011
Equity and liabilities	Note	£ million	£ million

Liabilities
Deposits from banks		44,895	39,810
Customer deposits	16	423,238	413,906
Items in course of transmission to banks		1,258	844
Trading and other financial liabilities at fair value through profit or loss		37,424	24,955
Derivative financial instruments	9	50,153	58,212
Notes in circulation		1,090	1,145
Debt securities in issue	17	150,513	185,059
Liabilities arising from insurance contracts and participating investment contracts		79,990	78,991
Liabilities arising from non-participating investment contracts		50,940	49,636
Unallocated surplus within insurance businesses		269	300
Other liabilities		37,080	32,041
Retirement benefit obligations		327	381
Current tax liabilities		99	103
Deferred tax liabilities		270	314
Other provisions		2,444	3,166
Subordinated liabilities	18	34,752	35,089
Total liabilities		914,742	923,952

Equity
Share capital	19	7,042	6,881
Share premium account	20	16,872	16,541
Other reserves	20	14,098	13,818
Retained profits	20	7,925	8,680
Shareholders’ equity		45,937	45,920
Non-controlling interests		692	674
Total equity		46,629	46,594
Total equity and liabilities		961,371	970,546

LLOYDS BANKING GROUP PLC

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity shareholders
Share capital and premium		Other reserves	Retained profits	Total	Non- controlling interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million

Balance at 1 January 2012	23,422	13,818	8,680	45,920	674	46,594
Comprehensive income
(Loss) profit for the period	–	–	(676)	(676)	35	(641)
Other comprehensive income
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	17	–	17	(1)	16
Movements in cash flow hedging reserve, net of tax	–	283	–	283	–	283
Currency translation differences (tax: nil)	–	(20)	–	(20)	–	(20)
Total other comprehensive income	–	280	–	280	(1)	279
Total comprehensive income	–	280	(676)	(396)	34	(362)
Transactions with owners
Dividends	–	–	–	–	(23)	(23)
Issue of ordinary shares	492	–	–	492	–	492
Movement in treasury shares	–	–	(273)	(273)	–	(273)
Value of employee services:
Share option schemes	–	–	48	48	–	48
Other employee award schemes	–	–	146	146	–	146
Change in non-controlling interests	–	–	–	–	7	7
Total transactions with owners	492	–	(79)	413	(16)	397
Balance at 30 June 2012	23,914	14,098	7,925	45,937	692	46,629

LLOYDS BANKING GROUP PLC

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Attributable to equity shareholders
Share capital and premium		Other reserves	Retained profits	Total	Non- controlling interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million

Balance at 1 January 2011	23,106	11,575	9,044	43,725	841	44,566
Comprehensive income
Profit for the period	–	–	31	31	27	58
Other comprehensive income
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	422	–	422	(2)	420
Movements in cash flow hedging reserve, net of tax	–	443	–	443	–	443
Currency translation differences (tax: nil)	–	(77)	–	(77)	–	(77)
Total other comprehensive income	–	788	–	788	(2)	786
Total comprehensive income	–	788	31	819	25	844
Transactions with owners
Dividends	–	–	–	–	(22)	(22)
Issue of ordinary shares	316	–	–	316	–	316
Movement in treasury shares	–	–	(282)	(282)	–	(282)
Value of employee services:
Share option schemes	–	–	146	146	–	146
Other employee award schemes	–	–	185	185	–	185
Change in non-controlling interests	–	–	–	–	(207)	(207)
Total transactions with owners	316	–	49	365	(229)	136
Balance at 30 June 2011	23,422	12,363	9,124	44,909	637	45,546

LLOYDS BANKING GROUP PLC

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Attributable to equity shareholders
Share capital and premium		Other reserves	Retained profits	Total	Non- controlling interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million

Balance at 1 July 2011	23,422	12,363	9,124	44,909	637	45,546
Comprehensive income
(Loss) profit for the period	–	–	(482)	(482)	46	(436)
Other comprehensive income
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	1,189	–	1,189	1	1,190
Movements in cash flow hedging reserve, net of tax	–	273	–	273	–	273
Currency translation differences (tax: nil)	–	(7)	–	(7)	–	(7)
Total other comprehensive income	–	1,455	–	1,455	1	1,456
Total comprehensive income	–	1,455	(482)	973	47	1,020
Transactions with owners
Dividends	–	–	–	–	(28)	(28)
Movement in treasury shares	–	–	6	6	–	6
Value of employee services:
Share option schemes	–	–	(21)	(21)	–	(21)
Other employee award schemes	–	–	53	53	–	53
Change in non-controlling interests	–	–	–	–	18	18
Total transactions with owners	–	–	38	38	(10)	28
Balance at 31 December 2011	23,422	13,818	8,680	45,920	674	46,594

LLOYDS BANKING GROUP PLC

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED CASH FLOW STATEMENT

	Half-year to 30 June 2012	Half-year to 30 June 2011	Half-year to 31 Dec 2011
	£ million	£ million	£ million

Loss before tax	(439)	(51)	(291)
Adjustments for:
Change in operating assets	29,831	19,532	24,565
Change in operating liabilities	(8,543)	(12,712)	(6,475)
Non-cash and other items	1,838	2,243	(6,782)
Tax paid	(94)	(74)	(62)
Net cash provided by operating activities	22,593	8,938	10,955

Cash flows from investing activities
Purchase of financial assets	(12,284)	(14,196)	(14,799)
Proceeds from sale and maturity of financial assets	14,238	24,390	12,133
Purchase of fixed assets	(1,416)	(1,354)	(1,741)
Proceeds from sale of fixed assets	1,022	713	1,501
Acquisition of businesses, net of cash acquired	(10)	(8)	(5)
Disposal of businesses, net of cash disposed	5	238	60
Net cash provided by (used in) investing activities	1,555	9,783	(2,851)

Cash flows from financing activities
Dividends paid to non-controlling interests	(23)	(22)	(28)
Interest paid on subordinated liabilities	(888)	(1,230)	(896)
Repayment of subordinated liabilities	(15)	(924)	(150)
Change in non-controlling interests	7	(10)	18
Net cash used in financing activities	(919)	(2,186)	(1,056)
Effects of exchange rate changes on cash and cash equivalents	(10)	10	(4)
Change in cash and cash equivalents	23,219	16,545	7,044
Cash and cash equivalents at beginning of period	85,889	62,300	78,845
Cash and cash equivalents at end of period	109,108	78,845	85,889

Cash and cash equivalents comprise cash and balances at central banks (excluding mandatory deposits) and amounts due from banks with a maturity of less than three months.

LLOYDS BANKING GROUP PLC

1.         Accounting policies, presentation and estimates

These condensed consolidated half-year financial statements as at and for the period to 30 June 2012 have been prepared in accordance with the Disclosure and Transparency Rules of the UK Financial Services Authority (FSA) and with International Accounting Standard 34 (IAS 34), Interim Financial Reporting as issued by the International Accounting Standards Board and comprise the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group).  They do not include all of the information required for full annual financial statements and should be read in conjunction with the Group’s consolidated financial statements on Form 20-F as at and for the year ended 31 December 2011 which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.  Copies of the 2011 annual report on Form 20-F are available on the Group’s website and are available upon request from Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN.

The British Bankers’ Association’s Code for Financial Reporting Disclosure (the Disclosure Code) sets out disclosure principles together with supporting guidance in respect of the financial statements of UK banks.  The Group has adopted the Disclosure Code and these condensed consolidated half-year financial statements have been prepared in compliance with the Disclosure Code’s principles.  Terminology used in these condensed consolidated half-year financial statements is consistent with that used in the Group’s 2011 annual report on Form 20-F where a glossary of terms can be found.

The directors consider that it is appropriate to continue to adopt the going concern basis in preparing the condensed consolidated half-year financial statements.  In reaching this assessment, the directors have considered projections for the Group’s capital and funding position and have had regard to the factors set out in Principal risks and uncertainties: Liquidity and funding risk on page 49.

The Group had previously included annual management charges on non-participating investment contracts within insurance claims; during the second half of 2011, in light of developing industry practice, the Group changed its treatment and these amounts (half-year to 30 June 2012: £331 million; half-year to 30 June 2011: £312 million; half-year to 31 December 2011: £294 million) are now included within net fee and commission income.

As the Group’s share of results of joint ventures and associates is no longer significant, this is now included within other operating income and the related asset reported within other assets; comparatives have been re-presented on a consistent basis.

Accounting policies
The accounting policies are consistent with those applied by the Group in its 2011 annual report on Form 20-F.

In accordance with IAS 34, the Group’s income tax expense for the half-year to 30 June 2012 is based on the best estimate of the weighted-average annual income tax rate expected for the full financial year.  The tax effects of one-off items are not included in the weighted-average annual income tax rate, but are recognised in the relevant period.

In accordance with IAS 19 Employee Benefits and the Group’s normal practice, the valuation of the Group’s pension schemes will be formally updated at the year end.  No adjustment has been made to the valuation at 30 June 2012.

Critical accounting estimates and judgements
The preparation of the Group’s financial statements requires management to make judgements, estimates and assumptions that impact the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Due to the inherent uncertainty in making estimates, actual results reported in future periods may include amounts which differ from those estimates.  Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  There have been no significant changes in the basis upon which estimates have been determined, compared to that applied at 31 December 2011.

LLOYDS BANKING GROUP PLC

1.         Accounting policies, presentation and estimates (continued)

Payment protection insurance
During 2010 and the first half of 2012, the Group has charged a total provision of £4,275 million in respect of payment protection insurance (PPI) policies as a result of discussions with the FSA and a judgment handed down by the UK High Court (see note 21 for more information).  The provision represents management’s best estimate of the anticipated costs of related customer contact and/or redress, including administration expenses.  However, there are still a number of uncertainties as to the eventual costs from any such contact and/or redress given the inherent difficulties in assessing the impact of detailed implementation of the FSA Policy Statement of 10 August 2010.

The provision requires significant judgement by management in determining appropriate assumptions, which include the level of complaints, uphold rates, proactive contact and response rates, Financial Ombudsman Service (FOS) referral and uphold rates as well as redress costs for each of the many different populations of customers identified by the Group in its analyses used to determine the best estimate of the anticipated costs of redress.  Following an increase in the volume of complaints received, the Group decided to increase the provision by £1,075 million in the first half of 2012.  Going forward, if the level of policies complained about was one percentage point higher (lower) than estimated for all policies open within the last seven years then the provision would increase (decrease) by approximately £40 million.  There are a large number of inter-dependent assumptions underpinning the provision; this sensitivity assumes that all assumptions, other than the level of complaints, remain constant.

The Group will re-evaluate the assumptions underlying its analysis at each reporting date as more information becomes available.  As noted above, there is inherent uncertainty in making estimates; actual results in future periods may differ from the amount provided.

New accounting pronouncements
The Group has adopted the following new standards and amendments to standards which became effective for financial years beginning on or after 1 January 2012.  Neither of these standards or amendments to standards has had a material impact on these financial statements.

•	Disclosures – Transfers of Financial Assets (Amendments to IFRS 7)
This amendment to IFRS 7 requires disclosures in respect of all transferred financial assets that are not derecognised in their entirety and transferred assets that are derecognised in their entirety but with which there is continuing involvement.  Where appropriate, these disclosures will be made in the Group’s financial statements for the year ended 31 December 2012.

•	Deferred Tax: Recovery of Underlying Assets (Amendment to IAS 12)
Introduces a rebuttable presumption that investment property measured at fair value is recovered entirely through sale and that deferred tax in respect of such investment property is recognised on that basis.

Details of those IFRS pronouncements which will be relevant to the Group but which will not be effective at 31 December 2012 and which have not been applied in preparing these financial statements are given in note 26.

LLOYDS BANKING GROUP PLC

2.         Segmental analysis

Lloyds Banking Group provides a wide range of banking and financial services in the UK and in certain locations overseas.

The Group Executive Committee (GEC) has been determined to be the chief operating decision maker for the Group.  The Group’s operating segments reflect its organisational and management structures.  GEC reviews the Group’s internal reporting based around these segments in order to assess performance and allocate resources.  This assessment includes a consideration of each segment’s net interest revenue and consequently the total interest income and expense for all reportable segments is presented on a net basis.  The segments are differentiated by the type of products provided, by whether the customers are individuals or corporate entities and by the geographical location of the customer.

The segmental results and comparatives are presented on a management basis, the basis reviewed by the chief operating decision maker.  Previously the results of the Group’s segments had been reviewed on a combined businesses basis and the Group’s segmental analysis was presented accordingly.  Profit on the management basis now presented is equivalent to profit before tax on a combined businesses basis.  However, the effects of asset sales, volatile items and liability management are shown on a separate line in the management basis income statements whereas they were previously included in the relevant line items on a combined business basis; in addition the results of asset sales are now reported net of the related fair value unwind whereas this was previously included on the separate fair value unwind line.

The Group’s activities are organised into five financial reporting segments: Retail; Wholesale; Commercial; Wealth, Asset Finance and International; and Insurance.  The Asset Finance business unit, previously reported within Wholesale, is now reported within the Wealth, Asset Finance and International segment; comparatives have been restated accordingly.  The Asset Finance business recorded a management basis profit before tax of £171 million in the half-year to 30 June 2012 (half-year to 30 June 2011: £149 million; half-year to 31 December 2011: £126 million).  Asset sales now include sales of centrally held government bonds, following an increase in activity in the first half of 2012; comparatives have been restated accordingly.

During the third quarter of 2011, the Group implemented a new approach to its allocation methodologies for funding costs and capital that ensures that the cost of funding is more fully reflected in each segment’s results.  The new methodology is designed to ensure that funding costs are allocated to the segments and that the allocation is more directly related to the size and behavioural duration of asset portfolios, with a similar approach applied to recognise the value to the business from the Group’s growing deposit base.  Comparative figures for the half-year to 30 June 2011 have been restated.  The impact of this restatement on the half-year to 30 June 2011 was to reduce net interest income and profit before tax in Retail by £293 million, in Wholesale by £230 million, in Commercial by £15 million and in Wealth, Asset Finance and International by £58 million; and to increase net interest income and profit before tax in Insurance by £117 million and in Central items by £479 million.

Retail offers a broad range of retail financial service products in the UK, including current accounts, savings, personal loans, credit cards and mortgages.  It is also a major general insurance and bancassurance distributor, selling a wide range of long-term savings, investment and general insurance products.

Wholesale serves businesses with turnover above £15 million with a range of propositions segmented according to customer need.  Wholesale comprises Wholesale Banking and Markets and Wholesale Business Support Unit.

Commercial serves in excess of a million small and medium-sized enterprises and community organisations with a turnover of up to £15 million.  Customers extend from start-up enterprises to established corporations, and are supported with a range of propositions aligned to customer needs.  Commercial comprises Commercial Banking and Commercial Finance, the invoice discounting and factoring business.

LLOYDS BANKING GROUP PLC

2.	Segmental analysis (continued)

Wealth, Asset Finance and International gives increased focus and momentum to the Group's private banking and asset management activities, closely co-ordinates the management of its international businesses and now also encompasses the Asset Finance business in the UK.  Wealth comprises the Group's private banking, wealth and asset management businesses in the UK and overseas.  International comprises corporate, commercial, asset finance and retail businesses, principally in Australia and Continental Europe.

Insurance provides long-term savings, investment and protection products distributed through bancassurance, intermediary and direct channels in the UK.  It is also a distributor of home insurance in the UK with products sold through the retail branch network, direct channels and strategic corporate partners.  The business consists of Life, Pensions and Investments UK; Life Pensions and Investments Europe; and General Insurance.

Other includes the costs of managing the Group’s technology platforms, branch and head office property estate, operations (including payments, banking operations and collections) and procurement services, the costs of which are predominantly recharged to the other divisions.  It also reflects other items not recharged to the divisions, including hedge ineffectiveness, UK bank levy, Financial Services Compensation Scheme costs, gains on liability management, volatile items such as hedge accounting managed centrally, and other gains from the structural hedging of interest rate risk.

Inter-segment services are generally recharged at cost, with the exception of the internal commission arrangements between the UK branch and other distribution networks and the insurance product manufacturing businesses within the Group, where a profit margin is also charged.  Inter-segment lending and deposits are generally entered into at market rates, except that non-interest bearing balances are priced at a rate that reflects the external yield that could be earned on such funds.

For the majority of those derivative contracts entered into by business units for risk management purposes, the business unit recognises the net interest income or expense on an accrual accounting basis and transfers the remainder of the fair value of the derivative to the central group segment where the resulting accounting volatility is managed where possible through the establishment of hedge accounting relationships.  Any change in fair value of the hedged instrument attributable to the hedged risk is also recorded within the central group segment.  This allocation of the fair value of the derivative and change in fair value of the hedged instrument attributable to the hedged risk avoids accounting asymmetry in segmental results and records volatility in the central group segment where it is managed.

LLOYDS BANKING GROUP PLC

2.	Segmental analysis (continued)

	Underlying
Half-year to 30 June 2012	Net interest income	Other income	Insurance claims	Total income, net of insurance claims	Manage- ment profit (loss) before tax	External revenue	Inter- segment revenue
	£m	£m	£m	£m	£m	£m	£m

Retail	3,490	766	–	4,256	1,650	5,392	(1,136)
Wholesale	554	1,261	–	1,815	399	1,385	430
Commercial	587	210	–	797	271	668	129
Wealth, Asset Finance and International	448	1,031	–	1,479	(1,064)	1,826	(347)
Insurance	(37)	1,156	(233)	886	481	1,086	(200)
Other	173	(160)	–	13	(572)	(1,111)	1,124
Group	5,215	4,264	(233)	9,246	1,165	9,246	–
Reconciling items:
Insurance grossing adjustment	(327)	7,468	(7,055)	86	–
Asset sales, volatile items and liability management1	80	(136)	–	(56)	–
Volatility arising in insurance businesses	2	(26)	–	(24)	(24)
Simplification costs	–	–	–	–	(274)
EC mandated retail business disposal costs	–	–	–	–	(239)
Payment protection insurance provision	–	–	–	–	(1,075)
Past service pensions credit	–	–	–	–	250
Amortisation of purchased intangibles	–	–	–	–	(242)
Fair value unwind	(312)	25	–	(287)	–
Group – statutory	4,658	11,595	(7,288)	8,965	(439)

1
Includes (i) gains or losses on disposals of assets, including centrally held government bonds, which are not part of normal business operations; (ii) the net effect of banking volatility, changes in the fair value of the equity conversion feature of the Group’s Enhanced Capital Notes and net derivative valuation adjustments; and (iii) the gains from liability management exercises.

LLOYDS BANKING GROUP PLC

2.         Segmental analysis (continued)

	Underlying
Half-year to 30 June 20111	Net interest income	Other income	Insurance claims	Total income, net of insurance claims	Manage- ment profit (loss) before tax	External revenue	Inter- segment revenue
	£m	£m	£m	£m	£m	£m	£m

Retail	3,870	846	–	4,716	1,907	6,321	(1,605)
Wholesale	969	1,387	–	2,356	1,060	1,150	1,206
Commercial	634	208	–	842	237	665	177
Wealth, Asset Finance and International	642	1,221	–	1,863	(1,989)	2,083	(220)
Insurance	(25)	1,319	(198)	1,096	660	1,437	(341)
Other	265	(35)	–	230	(771)	(553)	783
Group	6,355	4,946	(198)	11,103	1,104	11,103	–
Reconciling items:
Insurance grossing adjustment	(102)	5,644	(5,463)	79	–
Asset sales, volatile items and liability management2	23	(287)	–	(264)	–
Volatility arising in insurance businesses	10	(187)	–	(177)	(177)
Integration costs	–	–	–	–	(642)
EC mandated retail business disposal costs	–	–	–	–	(47)
Amortisation of purchased intangibles	–	–	–	–	(289)
Fair value unwind	(297)	424	–	127	–
Group – statutory	5,989	10,540	(5,661)	10,868	(51)

1	Restated as explained on page 102.
2
Includes (i) gains or losses on disposals of assets which are not part of normal business operations (following an increase in the sale of centrally held government bonds in the first half of 2012, related gains have been included within this line and comparative figures have been restated accordingly); (ii) the net effect of banking volatility, changes in the fair value of the equity conversion feature of the Group’s Enhanced Capital Notes and net derivative valuation adjustments; and (iii) the gains from liability management exercises.

LLOYDS BANKING GROUP PLC

2.         Segmental analysis (continued)

	Underlying
Half-year to 31 December 20111	Net interest income	Other income	Insurance claims	Total income, net of insurance claims	Manage- ment profit (loss) before tax	External revenue	Inter- segment revenue
	£m	£m	£m	£m	£m	£m	£m

Retail	3,627	814	–	4,441	1,729	5,909	(1,468)
Wholesale	791	899	–	1,690	(487)	1,343	347
Commercial	617	218	–	835	242	578	257
Wealth, Asset Finance and International	542	1,103	–	1,645	(1,672)	1,933	(288)
Insurance	(42)	1,368	(145)	1,181	762	1,473	(292)
Other	320	(169)	–	151	1,007	(1,293)	1,444
Group	5,855	4,233	(145)	9,943	1,581	9,943	–
Reconciling items:
Insurance grossing adjustment	438	(114)	(235)	89	–
Effects of liability management, volatile items and assets sales2	820	285	–	1,105	–
Volatility arising in insurance businesses	9	(670)	–	(661)	(661)
Integration and Simplification costs	–	–	–	–	(640)
EC mandated retail business disposal costs	–	–	–	–	(123)
Amortisation of purchased intangibles	–	–	–	–	(273)
Fair value unwind	(413)	(129)	–	(542)	–
Provision in relation to German insurance business litigation	–	–	–	–	(175)
Group – statutory	6,709	3,605	(380)	9,934	(291)

1	Restated as explained on page 102.
2
Includes (i) gains or losses on disposals of assets which are not part of normal business operations (following an increase in the sale of centrally held government bonds in the first half of 2012, related gains have been included within this line and comparative figures have been restated accordingly); (ii) the net effect of banking volatility, changes in the fair value of the equity conversion feature of the Group’s Enhanced Capital Notes and net derivative valuation adjustments; and (iii) the gains from liability management exercises.

LLOYDS BANKING GROUP PLC

2.         Segmental analysis (continued)

Segment external assets	As at 30 June 2012	As at 31 Dec 20111
	£m	£m

Retail	349,652	356,295
Wholesale	305,466	310,843
Commercial	29,603	28,998
Wealth, Asset Finance and International	82,342	84,215
Insurance	140,742	140,754
Other	53,566	49,441
Total Group	961,371	970,546

Segment customer deposits
Retail	254,698	247,088
Wholesale	85,369	91,357
Commercial	33,484	32,107
Wealth, Asset Finance and International	49,666	42,019
Other	21	1,335
Total Group	423,238	413,906

Segment external liabilities
Retail	287,705	279,162
Wholesale	240,551	257,935
Commercial	33,756	32,723
Wealth, Asset Finance and International	88,285	77,065
Insurance	128,854	129,350
Other	135,591	147,717
Total Group	914,742	923,952

1
Segment total external assets and segment external liabilities as at 31 December 2011 have been restated to reflect the transfer of Asset Finance from Wholesale to form part of Wealth, Asset Finance and International (see page 102).

LLOYDS BANKING GROUP PLC

3.         Other income

	Half-year to 30 June 2012	Half-year to 30 June 2011	Half-year to 31 Dec 2011
	£m	£m	£m

Fee and commission income:
Current account fees	512	530	523
Credit and debit card fees	463	402	475
Other fees and commissions1	1,419	1,533	1,472
	2,394	2,465	2,470
Fee and commission expense	(748)	(690)	(701)
Net fee and commission income	1,646	1,775	1,769
Net trading income	4,105	3,118	(3,486)
Insurance premium income	4,183	4,125	4,045
Liability management gains2	59	–	599
Other	1,602	1,522	678
Other operating income	1,661	1,522	1,277
Total other income	11,595	10,540	3,605

1
In previous years the Group has included annual management charges on non-participating investment contracts within insurance claims.  In light of developing industry practice, these amounts (half-year to 30 June 2012: £331 million; half-year to 30 June 2011: £312 million; half-year to 31 December 2011: £294 million) are now included within net fee and commission income.

2
During February 2012, the Group completed the exchange of certain subordinated debt securities issued by the HBOS group for new subordinated debt securities issued by Lloyds TSB Bank plc by undertaking an exchange offer on certain securities which were eligible for call during 2012.  This exchange resulted in a gain on the extinguishment of the existing securities of £59 million being the difference between the carrying amount of the securities extinguished and the fair value of the new securities issued together with related fees and costs; this gain has been recognised in other operating income (half-year to 30 June 2011: £nil; half-year to 31 December 2011: gain on a similar exchange of £599 million).

As part of the exchange, the Group announced that all decisions to exercise calls on those original securities that remained outstanding following the exchange offer would be made with reference to the prevailing regulatory, economic and market conditions at the time.  These securities will not, therefore, be called at their first available call date which will lead to coupons continuing to be being paid until possibly the final redemption date of the securities.  Consequently, the Group is required to adjust the carrying amount of these securities to reflect the revised estimated cash flows over their revised life and to recognise this change in carrying value in interest expense.  Included within net interest income in the half-year to 30 June 2012 is a credit of £109 million in respect of the securities that remained outstanding following the exchange offer (half-year to 30 June 2011: £nil; half-year to 31 December 2011: gain following a similar adjustment to carrying value of £570 million).

In December 2011, the Group decided to defer payment of non-mandatory coupons on certain securities and, instead, settle them using an Alternative Coupon Satisfaction Mechanism on their contractual terms.  This change in expected cash flows resulted in a gain of £126 million in net interest income in the half-year to 31 December 2011 from the recalculation of the carrying value of these securities.

LLOYDS BANKING GROUP PLC

4.	Operating expenses

	Half-year to 30 June 2012	Half-year to 30 June 2011	Half-year to 31 Dec 2011
	£m	£m	£m

Administrative expenses
Staff costs:
Salaries	2,008	2,294	1,851
Social security costs	211	214	218
Pensions and other post-retirement benefit schemes:
Past service credit1	(250)	–	–
Other	240	209	192
	(10)	209	192
Restructuring costs	164	15	109
Other staff costs	356	439	625
	2,729	3,171	2,995
Premises and equipment:
Rent and rates	248	282	265
Hire of equipment	10	11	11
Repairs and maintenance	80	93	95
Other	140	146	148
	478	532	519
Other expenses:
Communications and data processing	505	530	424
Advertising and promotion	156	210	188
Professional fees	217	327	249
Provision in relation to German insurance business litigation	–	–	175
UK bank levy	–	–	189
Other	464	489	812
	1,342	1,556	2,037
	4,549	5,259	5,551
Depreciation and amortisation	1,052	1,104	1,071
Impairment of tangible fixed assets	–	65	–
Total operating expenses, excluding payment protection insurance provision	5,601	6,428	6,622
Payment protection insurance provision (note 21)	1,075	–	–
Total operating expenses	6,676	6,428	6,622

1
Following a review of policy in respect of discretionary pension increases in relation to the Group’s defined benefit pension schemes, increases in certain schemes are now linked to the Consumer Price Index rather than the Retail Price Index.  The impact of this change is a reduction in the Group’s defined benefit obligation of £258 million, recognised in the Group’s income statement in the half-year to 30 June 2012, net of a charge of £8 million in respect of one of the Group’s smaller schemes.

LLOYDS BANKING GROUP PLC

5.         Impairment

	Half-year to 30 June 2012	Half-year to 30 June 2011	Half-year to 31 Dec 2011
	£m	£m	£m

Impairment losses on loans and receivables:
Loans and advances to customers	2,672	4,441	3,579
Debt securities classified as loans and receivables	9	16	33
Impairment losses on loans and receivables (note 11)	2,681	4,457	3,612
Impairment of available-for-sale financial assets	28	32	48
Other credit risk provisions	19	2	(57)
Total impairment charged to the income statement	2,728	4,491	3,603

6.         Taxation

A reconciliation of the tax credit that would result from applying the standard UK corporation tax rate to the loss before tax, to the actual tax (charge) credit, is given below:

	Half-year to 30 June 2012	Half-year to 30 June 2011	Half-year to 31 Dec 2011
	£m	£m	£m

Loss before tax	(439)	(51)	(291)

Tax credit thereon at UK corporation tax rate of 24.5 per cent (2011: 26.5 per cent)	108	14	77
Factors affecting tax (charge) credit:
UK corporation tax rate change	(120)	(191)	(229)
Disallowed and non-taxable items	(20)	34	204
Overseas tax rate differences	13	15	2
Gains exempted or covered by capital losses	32	51	55
Policyholder tax	(258)	99	(46)
Tax losses where no deferred tax recognised	(25)	(139)	(122)
Deferred tax on losses not previously recognised	–	287	45
Adjustments in respect of previous years	53	(63)	(143)
Effect of results of joint ventures and associates	9	4	4
Other items	6	(2)	8
Tax (charge) credit	(202)	109	(145)

In accordance with IAS 34, the Group’s income tax expense for the half-year to 30 June 2012 is based on the best estimate of the weighted-average annual income tax rate expected for the full financial year.  A reduction in insurance deferred tax assets arising from a reassessment of recoverability has been reflected in the weighted-average annual income tax rate for the full year.  The tax effects of one-off items are not included in the weighted-average annual income tax rate, but are recognised in the relevant period.  The impact of the reduction in the main rate of corporation tax to 24 per cent that passed into legislation on 26 March 2012 on the Group’s deferred tax asset was accounted for in the first half of 2012.

The UK Finance Act 2012 (the Act) was substantively enacted on 3 July 2012.  The Act further reduces the rate of corporation tax to 23 per cent with effect from 1 April 2013.  The Act also introduces a new regime for the taxation of life insurance companies which will take effect from 1 January 2013 which will result in the re-recognition of insurance deferred tax assets previously derecognised in 2011 and in the first half of 2012.  Both of these changes will be accounted for in the second half of 2012.

LLOYDS BANKING GROUP PLC

6.	Taxation (continued)

The proposed further reduction in the rate of corporation tax by 1 per cent to 22 per cent by 1 April 2014 is expected to be enacted next year.  The effect of this further change upon the Group’s deferred tax balances and leasing business cannot be reliably quantified at this stage.

7.	Loss per share

	Half-year to 30 June 2012	Half-year to 30 June 2011	Half-year to 31 Dec 2011

Basic
(Loss) profit attributable to equity shareholders	£(676)m	£31m	£(482)m
Weighted average number of ordinary shares in issue	69,348m	68,220m	68,716m
(Loss) earnings per share	(1.0)p	0.0p	(0.7)p

Fully diluted
(Loss) profit attributable to equity shareholders	£(676)m	£31m	£(482)m
Weighted average number of ordinary shares in issue	69,348m	68,908m	68,716m
(Loss) earnings per share	(1.0)p	0.0p	(0.7)p

8.         Trading and other financial assets at fair value through profit or loss

	As at 30 June 2012	As at 31 Dec 2011
	£m	£m

Trading assets	22,620	18,056

Other financial assets at fair value through profit or loss:
Treasury and other bills	57	–
Loans and advances to customers	123	124
Debt securities	44,841	45,593
Equity shares	77,985	75,737
	123,006	121,454
Total trading and other financial assets at fair value through profit or loss	145,626	139,510

Included in the above is £120,086 million (31 December 2011: £118,890 million) of assets relating to the insurance businesses.

LLOYDS BANKING GROUP PLC

9.         Derivative financial instruments

	As at 30 June 2012		As at 31 December 2011
	Fair value of assets	Fair value of liabilities	Fair value of assets	Fair value of liabilities
	£m	£m	£m	£m

Hedging
Derivatives designated as fair value hedges	7,395	1,312	7,428	1,547
Derivatives designated as cash flow hedges	5,881	4,784	5,422	5,698
Derivatives designated as net investment hedges	–	–	–	1
	13,276	6,096	12,850	7,246
Trading and other
Exchange rate contracts	4,513	4,165	6,650	5,423
Interest rate contracts	37,160	37,169	43,086	44,031
Credit derivatives	184	199	238	328
Embedded equity conversion feature	1,020	–	1,172	–
Equity and other contracts	2,194	2,524	2,017	1,184
	45,071	44,057	53,163	50,966
Total recognised derivative assets/liabilities	58,347	50,153	66,013	58,212

The Group reduces exposure to credit risk by using master netting agreements and by obtaining cash collateral.  Of the derivative assets of £58,347 million at 30 June 2012 (31 December 2011: £66,013 million), £42,589 million (31 December 2011: £46,618 million) are available for offset under master netting arrangements.  These do not meet the criteria under IAS 32 to enable derivative assets to be presented net of these balances.  Of the remaining derivative assets of £15,758 million (31 December 2011: £19,395 million), cash collateral of £4,115 million (31 December 2011: £5,269 million) was held and a further £3,061 million (31 December 2011: £7,875 million) was due from Organisation for Economic Co-operation and Development (OECD) banks.

The embedded equity conversion feature of £1,020 million (31 December 2011: £1,172 million) reflects the value of the equity conversion feature contained in the Enhanced Capital Notes issued by the Group in 2009; the loss of £152 million arising from the change in fair value in the half-year to 30 June 2012 (half-year to 30 June 2011: loss of £236 million; half-year to 31 December 2011: gain of £231 million) is included within net trading income.

LLOYDS BANKING GROUP PLC

10.         Loans and advances to customers

	As at 30 June 2012	As at 31 Dec 2011
	£m	£m

Agriculture, forestry and fishing	5,415	5,198
Energy and water supply	3,258	4,013
Manufacturing	9,550	10,061
Construction	8,970	9,722
Transport, distribution and hotels	30,043	32,882
Postal and communications	1,799	1,896
Property companies	59,583	64,752
Financial, business and other services	49,870	64,046
Personal:
Mortgages	341,407	348,210
Other	29,719	30,014
Lease financing	7,155	7,800
Hire purchase	5,584	5,776
	552,353	584,370
Allowance for impairment losses on loans and advances (note 11)	(17,908)	(18,732)
Total loans and advances to customers	534,445	565,638

Loans and advances to customers include advances securitised under the Group's securitisation and covered bond programmes.  Further details are given in note 12.

11.         Allowance for impairment losses on loans and receivables

	Half-year to 30 June 2012	Half-year to 30 June 2011	Half-year to 31 Dec 2011
	£m	£m	£m

Opening balance	19,022	18,951	19,557
Exchange and other adjustments	(451)	693	(1,060)
Advances written off	(3,202)	(4,555)	(3,279)
Recoveries of advances written off in previous years	310	123	306
Unwinding of discount	(201)	(112)	(114)
Charge to the income statement (note 5)	2,681	4,457	3,612
Balance at end of period	18,159	19,557	19,022

In respect of:
Loans and advances to banks	3	14	14
Loans and advances to customers (note 10)	17,908	19,203	18,732
Debt securities (note 13)	248	340	276
Balance at end of period	18,159	19,557	19,022

LLOYDS BANKING GROUP PLC

12.         Securitisations and covered bonds

The Group's principal securitisation and covered bond programmes, together with the balances of the loans subject to these arrangements and the carrying value of the notes in issue, are listed in the table below.

As at 30 June 2012			As at 31 December 2011
Loans and advances securitised		Notes in issue	Loans and advances securitised	Notes in issue
Securitisation programmes1	£m	£m	£m	£m

UK residential mortgages	85,996	62,270	129,764	94,080
US residential mortgage-backed securities	204	204	398	398
Commercial loans	15,258	12,995	13,313	11,342
Irish residential mortgages	5,207	3,562	5,497	5,661
Credit card receivables	6,616	5,283	6,763	4,810
Dutch residential mortgages	4,702	4,844	4,933	4,777
Personal loans	4,276	2,000	–	–
PPP/PFI and project finance loans	719	107	767	110
Motor vehicle loans	3,019	2,459	3,124	2,871
	125,997	93,724	164,559	124,049
Less held by the Group		(57,511)		(86,637)
Total securitisation programmes (note 17)		36,213		37,412

Covered bond programmes
Residential mortgage-backed	91,411	58,714	91,023	67,456
Social housing loan-backed	3,302	2,638	3,363	2,605
	94,713	61,352	94,386	70,061
Less held by the Group		(19,223)		(31,865)
Total covered bond programmes (note 17)		42,129		38,196

Total securitisation and covered bond programmes		78,342		75,608

1	Includes securitisations utilising a combination of external funding and credit default swaps.

Securitisation programmes
Loans and advances to customers and debt securities classified as loans and receivables include loans securitised under the Group's securitisation programmes, the majority of which have been sold by subsidiary companies to bankruptcy remote special purpose entities (SPEs).  As the SPEs are funded by the issue of debt on terms whereby the majority of the risks and rewards of the portfolio are retained by the subsidiary, the SPEs are consolidated fully and all of these loans are retained on the Group's balance sheet, with the related notes in issue included within debt securities in issue.  In addition to the SPEs detailed above, the Group sponsors three conduit programmes: Argento, Cancara and Grampian.

Covered bond programmes
Certain loans and advances to customers have been assigned to bankruptcy remote limited liability partnerships to provide security to issues of covered bonds by the Group.  The Group retains all of the risks and rewards associated with these loans and the partnerships are consolidated fully with the loans retained on the Group's balance sheet and the related covered bonds in issue included within debt securities in issue.

Cash deposits of £11,872 million (31 December 2011: £20,435 million) held by the Group are restricted in use to repayment of the debt securities issued by the SPEs, the term advances relating to covered bonds and other legal obligations.

LLOYDS BANKING GROUP PLC

13.         Debt securities classified as loans and receivables

Debt securities classified as loans and receivables comprise:
	As at 30 June 2012	As at 31 Dec 2011
	£m	£m

Asset-backed securities:
Mortgage-backed securities	5,265	7,179
Other asset-backed securities	893	5,030
Corporate and other debt securities	519	537
	6,677	12,746
Allowance for impairment losses (note 11)	(248)	(276)
Total	6,429	12,470

14.         Available-for-sale financial assets
	As at 30 June 2012	As at 31 Dec 2011
	£m	£m

Asset-backed securities	1,838	2,867
Other debt securities:
Bank and building society certificates of deposit	303	366
Government securities	25,824	25,236
Other public sector securities	21	27
Corporate and other debt securities	2,176	5,245
	28,324	30,874
Equity shares	1,678	1,938
Treasury and other bills	970	1,727
Total	32,810	37,406

LLOYDS BANKING GROUP PLC

15.         Credit market exposures

The Group’s credit market exposures primarily relate to asset-backed securities exposures held in the Wholesale division.  An analysis of the carrying value of these exposures, which are classified as loans and receivables, available-for-sale financial assets or trading and other financial assets at fair value through profit or loss depending on the nature of the investment, is set out below.

	Loans and receivables	Available- for-sale	Trading	Net exposure at 30 June 2012	Net exposure at 31 Dec 2011
	£m	£m	£m	£m	£m

Mortgage-backed securities
US residential	3,620	–	–	3,620	4,063
Non-US residential	1,079	851	118	2,048	3,125
Commercial	471	312	–	783	1,788
	5,170	1,163	118	6,451	8,976
Collateralised debt obligations:
Collateralised loan obligations	377	62	91	530	1,162
Other	118	–	–	118	264
	495	62	91	648	1,426
Federal family education loan programme student loans (FFELP)	117	149	–	266	3,526
Personal sector	81	203	–	284	511
Other asset-backed securities	201	220	61	482	656
Total uncovered asset-backed securities	6,064	1,797	270	8,131	15,095
Negative basis1	–	–	–	–	186
Total Wholesale asset-backed securities	6,064	1,797	270	8,131	15,281

Direct	4,529	837	270	5,636	10,705
Conduits	1,535	960	–	2,495	4,576
Total Wholesale asset-backed securities	6,064	1,797	270	8,131	15,281

1	Negative basis means bonds held with separate matching credit default swap protection.

Exposures to monolines
At 30 June 2012, the Group had no direct exposure to sub-investment grade monolines on credit default swap (CDS) contracts.  Its exposure to investment grade monolines through wrapped loans and receivables was £158 million (gross exposure: £243 million).

The exposure to monolines on wrapped loans and receivables and bonds is the internal assessment of amounts that will be recovered on interest and principal shortfalls.

In addition, the Group has £1,411 million (31 December 2011: £1,550 million) of monoline wrapped bonds and £148 million (31 December 2011: £274 million) of monoline wrapped liquidity commitments on which the Group currently places no reliance on the guarantor.

LLOYDS BANKING GROUP PLC

15.         Credit market exposures (continued)

Credit ratings
An analysis of external credit ratings as at 30 June 2012 of the Wholesale division’s asset-backed security portfolio by asset class is provided below.

Asset class	Net exposure	AAA	AA	A	BBB	BB	B	Below B
	£m	£m	£m	£m	£m	£m	£m	£m
Mortgage-backed securities
US residential:
Prime	705	144	366	93	77	16	9	–
Alt-A	2,915	907	773	589	487	104	54	1
Sub-prime	–	–	–	–	–	–	–	–
	3,620	1,051	1,139	682	564	120	63	1
Non-US residential	2,048	555	768	296	247	182	–	–
Commercial	783	23	33	547	121	38	21	–
	6,451	1,629	1,940	1,525	932	340	84	1
Collateralised debt obligations:
Collateralised loan obligations	530	105	209	130	–	42	16	28
Other	118	–	–	–	–	118	–	–
	648	105	209	130	–	160	16	28
FFELP	266	150	96	20	–	–	–	–
Personal sector	284	168	115	–	–	1	–	–
Other asset-backed securities	482	96	49	94	104	139	–	–
Total as at 30 June 2012	8,131	2,148	2,409	1,769	1,036	640	100	29

Total as at 31 Dec 2011	15,281	6,974	3,643	2,320	1,529	770	16	29

16.         Customer deposits

	As at 30 June 2012	As at 31 Dec 2011
	£m	£m

Sterling:
Non-interest bearing current accounts	27,924	28,050
Interest bearing current accounts	66,299	66,808
Savings and investment accounts	229,726	222,776
Other customer deposits	56,382	52,975
Total sterling	380,331	370,609
Currency	42,907	43,297
Total	423,238	413,906

Included above are liabilities of £4,093 million (31 December 2011: £7,996 million) in respect of securities sold under repurchase agreements.

LLOYDS BANKING GROUP PLC

17.         Debt securities in issue

	As at 30 June 2012			As at 31 December 2011
	At fair value through profit or loss	At amortised cost	Total	At fair value through profit or loss	At amortised cost	Total
	£m	£m	£m	£m	£m	£m

Medium-term notes issued	6,428	46,944	53,372	5,339	63,366	68,705
Covered bonds (note 12)	–	42,129	42,129	–	38,196	38,196
Certificates of deposit	–	17,386	17,386	–	27,994	27,994
Securitisation notes (note 12)	–	36,213	36,213	–	37,412	37,412
Commercial paper	–	7,841	7,841	–	18,091	18,091
	6,428	150,513	156,941	5,339	185,059	190,398

18.         Subordinated liabilities

The Group’s subordinated liabilities are comprised as follows:
	As at 30 June 2012	As at 31 Dec 2011
	£m	£m

Preference shares	1,236	1,216
Preferred securities	4,553	4,893
Undated subordinated liabilities	1,949	1,949
Enhanced Capital Notes	9,001	9,085
Dated subordinated liabilities	18,013	17,946
Total subordinated liabilities	34,752	35,089

The movement in subordinated liabilities during the period was as follows:
£m

At 1 January 2012	35,089
New issues during the period	128
Repurchases and redemptions during the period	(208)
Foreign exchange and other movements	(257)
At 30 June 2012	34,752

During February 2012, the Group completed the exchange of certain subordinated debt securities issued by the HBOS group for new subordinated debt securities issued by Lloyds TSB Bank plc by undertaking an exchange offer on certain securities which were eligible for call during 2012.  This exchange resulted in a gain on the extinguishment of the existing securities of £59 million being the difference between the carrying amount of the securities extinguished and the fair value of the new securities issued together with related fees and costs.

From 31 January 2010, the Group was prohibited under the terms of an agreement with the European Commission from paying discretionary coupons and dividends on hybrid capital securities issued by the Company and certain of its subsidiaries.  This prohibition ended on 31 January 2012.  Future coupons and dividends on hybrid capital securities will be paid subject to, and in accordance with, the terms of those securities.

LLOYDS BANKING GROUP PLC

19.         Share capital

Movements in share capital during the period were as follows:
	Number of shares
	(million)	£m

Ordinary shares of 10p each
At 1 January 2012	68,727	6,873
Issued in the period (see below)	1,616	161
At 30 June 2012	70,343	7,034

Limited voting ordinary shares of 10p each
At 1 January and 30 June 2012	81	8
Total share capital		7,042

Of the shares issued in the period, 479 million shares were issued in settlement of the coupons on certain hybrid capital securities; the remaining 1,137 million shares issued were in respect of employee share schemes.

20.         Reserves
		Other reserves
	Share premium	Available- for-sale	Cash flow hedging	Merger and other	Total	Retained profits
	£m	£m	£m	£m	£m	£m

At 1 January 2012	16,541	1,326	325	12,167	13,818	8,680
Issue of ordinary shares	331	–	–	–	–	–
Loss for the period	–	–	–	–	–	(676)
Movement in treasury shares	–	–	–	–	–	(273)
Value of employee services:
Share option schemes	–	–	–	–	–	48
Other employee award schemes	–	–	–	–	–	146
Change in fair value of available-for-sale assets (net of tax)	–	562	–	–	562	–
Change in fair value of hedging derivatives (net of tax)	–	–	108	–	108	–
Transfers to income statement (net of tax)	–	(545)	175	–	(370)	–
Exchange and other	–	–	–	(20)	(20)	–
At 30 June 2012	16,872	1,343	608	12,147	14,098	7,925

LLOYDS BANKING GROUP PLC

21.         Provisions for liabilities and charges

Payment protection insurance
There has been extensive scrutiny of the Payment Protection Insurance (PPI) market in recent years.  The FSA published its Policy Statement on 10 August 2010, setting out evidential provisions and guidance on the fair assessment of a complaint and the calculation of redress, as well as a requirement for firms to reassess historically rejected complaints which had to be implemented by 1 December 2010.

On 8 October 2010, the British Bankers’ Association (BBA), the principal trade association for the UK banking and financial services sector, filed an application for permission to seek judicial review against the FSA and the FOS.  The BBA sought an order quashing the FSA Policy Statement and an order quashing the decision of the FOS to determine PPI sales in accordance with the guidance published on its website in November 2008.  On 20 April 2011 judgment was handed down by the High Court dismissing the BBA’s application.  On 9 May 2011, the BBA confirmed that the banks and the BBA did not intend to appeal the judgment.

After publication of the judgment, the Group entered into discussions with the FSA with a view to seeking clarity around the detailed implementation of the Policy Statement.  As a result, and given the initial analysis that the Group conducted of compliance with applicable sales standards, which is continuing, the Group concluded that there are certain circumstances where customer contact and/or redress will be appropriate.  Accordingly the Group made a provision in its income statement for the year ended 31 December 2010 of £3,200 million in respect of the anticipated costs of such contact and/or redress, including administration expenses.  During 2012 there has been an increase in the volume of complaints being received, although other assumptions continue to be broadly in line with expectations.  As a result the Group has increased its provision by a further £1,075 million during the first half of 2012 (of which £375 million was reflected in the first quarter) to cover the anticipated redress in relation to these increased volumes.  This increases the total estimated cost of redress to £4,275 million; redress payments made and expenses incurred to the end of June 2012 amounted to £2,955 million.  However, there are still a number of uncertainties as to the eventual costs from any such contact and/or redress given the inherent difficulties of assessing the impact of the detailed implementation of the Policy Statement for all PPI complaints, uncertainties around the ultimate emergence period for complaints, the availability of supporting evidence and the activities of claims management companies, all of which will significantly affect complaints volumes, uphold rates and redress costs.

Litigation in relation to insurance branch business in Germany
Clerical Medical Investment Group Limited (CMIG) has received a number of claims in the German courts, relating to policies issued by CMIG but sold by independent intermediaries in Germany, principally during the late 1990s and early 2000s.  CMIG’s strategy has included defending claims robustly and appealing against adverse judgments.  In its accounts for the year ended 31 December 2011 the Group recognised a provision of £175 million with respect to this litigation.

On 11 July 2012 the Federal Court of Justice (FCJ), the highest civil court in Germany, considered five cases which had been appealed to it from regional Courts of Appeal.  In some of those cases CMIG was the appellant, having lost at the Court of Appeal level.  In some of those cases CMIG was the respondent, having been successful at the Court of Appeal level.

The FCJ decided to remand the five cases back to the respective Courts of Appeal, to enable further consideration of the facts in each case.  At the same time as making its decisions with respect to these five cases the FCJ issued a press release (the Press Release) which, although not having any legal effect, included comments by the FCJ on a range of issues relating to the five cases under appeal and other aspects of the relevant policies sold by CMIG, some of which comments are adverse to the position of CMIG. Between 25 and 31 July 2012 the FCJ handed down the five formal judgments in these cases which included detailed guidance with respect to key issues.

LLOYDS BANKING GROUP PLC

21.         Provisions for liabilities and charges (continued)

The full impact of the FCJ’s decisions in these cases, and the implications with respect to other claims facing CMIG, cannot be assessed until after the FCJ’s more detailed guidance in each of these cases has been reviewed and a consistent pattern has emerged with respect to the application of that guidance by the lower courts.  Having regard to comments made by FCJ in its Press Release and the judgments, it is believed likely that the facts of individual cases will need to be considered on a case by case basis by lower courts in Germany (and, potentially, through one or more further appeals to the FCJ), and that the full implications of the FCJ’s decisions will thus only be capable of being assessed over time, once further clarity emerges from subsequent consideration of individual claims by lower courts and/or the FCJ.  From the Press Release and an initial review of the judgments there is a greater risk that the ultimate outcome of this litigation could be more unfavourable than previously assessed.  However the financial effect, which could be significantly different to the provision, will only be known once there is further clarity with respect to a range of legal issues involved in these claims and/or all relevant claims have been resolved.

Interest rate hedging products
In June 2012, a number of banks, including Lloyds Banking Group, reached agreement with the FSA to carry out a thorough assessment of sales made since 1 December 2001 of interest rate hedging products to certain small and medium-sized businesses.  The Group has also agreed that on conclusion of this review it will provide redress to any of these customers where appropriate.  Not all customers will be owed redress, and the exact redress will vary from customer to customer.

The estimated cost of redress and related administration costs based upon the results of the work performed on the portfolio to date have been provided.  This work is not yet complete and the results are still subject to the FSA review process; consequently the ultimate cost to the Group may vary.  However, based on the analysis to date, the total cost is not expected to be material.

LLOYDS BANKING GROUP PLC

22.         Contingent liabilities and commitments

Interchange fees
On 24 May 2012, the EU General Court upheld the European Commission’s 2007 decision that an infringement of EU competition law had arisen from arrangements whereby MasterCard issuers charged a uniform fallback interchange fee (MIFs) in respect of cross border transactions in relation to the use of a MasterCard or Maestro branded payment card.

Following the judgment, MasterCard has announced its intention to appeal, and that it intends to continue to apply cross-border MIFs at the rate at which they were ‘settled’ prior to the judgment.  It is possible that the Commission may seek to reduce this.

In parallel:

(1)
the European Commission is also considering introducing legislation to regulate interchange fees, following its 2012 Green Paper (Towards an integrated European market for cards, internet and mobile payments) consultation;

(2)
the European Commission is pursuing an investigation with a view to deciding whether arrangements adopted by VISA for the levying of the MIF in respect of cross-border payment transactions also infringe European Union competition laws.  In this regard VISA reached an agreement (which expires in 2014) with the European Commission to reduce the level of interchange for cross-border debit card transactions to the interim levels agreed by MasterCard; and

(3)
now that the General Court judgment has been handed down, the Office of Fair Trading (OFT) may decide to renew its ongoing examination of whether the levels of interchange paid by retailers in respect of MasterCard and VISA credit cards, debit cards and charge cards in the UK infringe competition law.  The OFT had placed the investigation on hold pending the outcome of the MasterCard appeal.

The ultimate impact of the investigations and any regulatory developments on Lloyds Banking Group can only be known at the conclusion of these investigations and any relevant appeal proceedings and once regulatory proposals are more certain.

Interbank offered rate setting investigations
Several government agencies in the UK, US and overseas, including the US Commodity Futures Trading Commission, the US SEC, the US Department of Justice and the FSA as well as the European Commission, are conducting investigations into submissions made by panel members to the bodies that set various interbank offered rates.  Certain members of the Group, were (at the relevant times) and remain members of various panels whose members make submissions to these bodies including the BBA London interbank offered rates (LIBOR) panels.  No member of the Group is or was a member of the European Banking Federation’s Euribor panel.  Certain members of the Group have received subpoenas and requests for information from certain government agencies and are co-operating with their investigations.  In addition certain members of the Group have been named as defendants in private lawsuits, including purported class action suits in the US with regard to the setting of LIBOR.  It is currently not possible to predict the scope and ultimate outcome of the various regulatory investigations or private lawsuits, including the timing and scale of the potential impact of any investigations and private lawsuits on the Group.

Financial Services Compensation Scheme (FSCS)
The FSCS is the UK's independent statutory compensation fund for customers of authorised financial services firms and pays compensation if a firm is unable to pay claims against it.  The FSCS is funded by levies on the industry (and recoveries and borrowings where appropriate).  The levies raised comprise both management expenses levies and, where necessary, compensation levies on authorised firms.

LLOYDS BANKING GROUP PLC

22.         Contingent liabilities and commitments (continued)

Following the default of a number of deposit takers in 2008, the FSCS borrowed funds from HM Treasury to meet the compensation costs for customers of those firms.  The interest rate on the borrowings with HM Treasury, which total circa £20 billion, increased from 12 month LIBOR plus 30 basis points to 12 month LIBOR plus 100 basis points on 1 April 2012.  Whilst it is expected that the substantial majority of the principal will be repaid from funds the FSCS receives from asset sales, surplus cash flow or other recoveries in relation to the assets of the firms that defaulted, to the extent that there remains a shortfall, the FSCS will raise compensation levies on all deposit-taking participants.  The amount of any future compensation levies payable by the Group also depends on a number of factors including participation in the market at 31 December, the level of protected deposits and the population of deposit-taking participants.  As such, although the Group’s share of such compensation levies could be significant, the Group has not recognised a provision in respect of them in these financial statements.

FSA investigation into Bank of Scotland
In 2009, the FSA commenced a supervisory review into HBOS.  The supervisory review was superseded when the FSA commenced an enforcement investigation into Bank of Scotland plc in relation to its Corporate division between 2006 and 2008.  These proceedings have now concluded.  The FSA published its Final Notice on 9 March 2012.  No financial penalty was imposed on the Group or Bank of Scotland plc.  The FSA has indicated that it intends to produce a report into HBOS.  The scope and timing of such a report remain uncertain.

Shareholder complaints
The Group and two former members of the Group’s Board of Directors have been named as defendants in a purported securities class action pending in the United States District Court for the Southern District of New York.  The complaint, dated 23 November 2011, asserts claims under the Securities Exchange Act of 1934 in connection with alleged material omissions from statements made in 2008 in connection with the acquisition of HBOS.  No quantum is specified.  The Group has applied to dismiss the complaint.

In addition, a UK-based shareholder action group has threatened multi-claimant claims on a similar basis against the Group and two former directors in the UK.  No claim has yet been issued.

The Group considers that the claims are without merit and will defend them vigorously.  The claims have not been quantified and it is not possible to estimate any potential financial impact on the Group at this early stage.

Employee disputes
The Group is aware that a union representing a number of the Group’s employees and former employees is seeking to challenge the cap on pensionable pay introduced by the Group in 2011 on the grounds that it is unlawful.  This challenge is at a very early stage.  The Group will resist the challenge should it be pursued.

Other regulatory matters
In the course of its business, the Group is engaged in discussions with the FSA in relation to a range of conduct of business matters, including complaints handling, packaged bank accounts, savings accounts, product terms and conditions, interest only mortgages, sales processes and remuneration schemes.  The Group is keen to ensure that regulatory concerns are understood and addressed.  The ultimate impact on the Group of these discussions can only be known at the conclusion of such discussions.

LLOYDS BANKING GROUP PLC

22.         Contingent liabilities and commitments (continued)

Other legal actions and regulatory matters
In addition, during the ordinary course of business the Group is subject to other threatened and actual legal proceedings (which may include class action lawsuits brought on behalf of customers, shareholders or other third parties), regulatory investigations, regulatory challenges and enforcement actions, both in the UK and overseas.  All such material matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability.  In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management's best estimate of the amount required to settle the obligation at the relevant balance sheet date.  In some cases it will not be possible to form a view, either because the facts are unclear or because further time is needed properly to assess the merits of the case and no provisions are held against such matters.  However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position.

Contingent liabilities and commitments arising from the banking business

	As at 30 June 2012	As at 31 Dec 2011
	£m	£m

Contingent liabilities
Acceptances and endorsements	122	81
Other:
Other items serving as direct credit substitutes	609	1,060
Performance bonds and other transaction-related contingencies	2,425	2,729
	3,034	3,789
Total contingent liabilities	3,156	3,870

Commitments
Documentary credits and other short-term trade-related transactions	8	105
Forward asset purchases and forward deposits placed	511	596

Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	8,236	7,383
Other commitments	55,218	56,527
	63,454	63,910
1 year or over original maturity	39,915	40,972
Total commitments	103,888	105,583

Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £52,081 million (31 December 2011: £53,459 million) was irrevocable.

LLOYDS BANKING GROUP PLC

23.         Capital ratios
Capital resources	As at 30 June 2012	As at 31 Dec 2011
	£m	£m

Core tier 1
Shareholders’ equity per balance sheet	45,937	45,920
Non-controlling interests per balance sheet	692	674
Regulatory adjustments to non-controlling interests	(595)	(577)
Regulatory adjustments:
Adjustment for own credit	19	(136)
Defined benefit pension adjustment	(1,322)	(1,004)
Unrealised reserve on available-for-sale debt securities	(999)	(940)
Unrealised reserve on available-for-sale equity investments	(344)	(386)
Cash flow hedging reserve	(608)	(325)
Other items	(185)	(36)
	42,595	43,190
Less: deductions from core tier 1
Goodwill	(2,016)	(2,016)
Intangible assets	(2,222)	(2,310)
50 per cent excess of expected losses over impairment	(755)	(720)
50 per cent of securitisation positions	(115)	(153)
Core tier 1 capital	37,487	37,991

Non-controlling preference shares1	1,596	1,613
Preferred securities1	4,192	4,487
Less: deductions from tier 1
50 per cent of material holdings	(79)	(94)
Total tier 1 capital	43,196	43,997

Tier 2
Undated subordinated debt	1,896	1,859
Dated subordinated debt	20,793	21,229
Unrealised gains on available-for-sale equity investments	344	386
Eligible provisions	1,193	1,259
Less: deductions from tier 2
50 per cent excess of expected losses over impairment	(755)	(720)
50 per cent of securitisation positions	(115)	(153)
50 per cent of material holdings	(79)	(94)
Total tier 2 capital	23,277	23,766

Supervisory deductions
Unconsolidated investments – life	(10,483)	(10,107)
– general insurance and other	(921)	(2,660)
Total supervisory deductions	(11,404)	(12,767)
Total capital resources	55,069	54,996

Risk-weighted assets2	332,488	352,341
Core tier 1 capital ratio2	11.3%	10.8%
Tier 1 capital ratio2	13.0%	12.5%
Total capital ratio2	16.6%	15.6%

1	Covered by grandfathering provisions issued by the FSA.
2	Not part of the condensed consolidated half-year financial statements.

LLOYDS BANKING GROUP PLC

23.         Capital ratios (continued)

Risk-weighted assets	As at 30 June 2012	As at 31 Dec 20111
	£m	£m

Divisional analysis of risk-weighted assets2:
Retail	100,202	103,237
Wholesale	143,179	154,333
Commercial	24,949	25,434
Wealth, Asset Finance and International	51,501	56,711
Group Operations and Central items	12,657	12,626
	332,488	352,341

Risk type analysis of risk-weighted assets2:
Foundation IRB	85,445	90,450
Retail IRB	95,755	98,823
Other IRB	15,956	9,433
IRB approach	197,156	198,706
Standardised approach	84,946	103,525
Credit risk	282,102	302,231
Operational risk	30,589	30,589
Market and counterparty risk	19,797	19,521
Total risk-weighted assets	332,488	352,341

1
Divisional analysis of risk-weighted assets as at 31 December 2011 has been restated to reflect the transfer of Asset Finance from Wholesale to form part of Wealth, Asset Finance and International (see page 102).

2	Not part of the condensed consolidated half-year financial statements.

Risk-weighted assets reduced by £19,853 million to £332,488 million, a decrease of 6 per cent.  This reflects risk-weighted asset reductions across all divisions driven by a combination of balance sheet reductions, lower lending balances and stronger management of risk.

Retail risk-weighted assets reduced by £3,035 million mainly due to lower lending volumes.

The reduction of Wholesale risk-weighted assets of £11,154 million primarily reflects further balance sheet reductions of assets.

Risk-weighted assets within Wealth, Asset Finance and International have reduced by £5,210 million as a result of the run-down of asset portfolios and foreign exchange movements.

During the first half of 2012 equity portfolios and investments previously measured on the standardised approach were transferred to the IRB approach (Other IRB).  The Group anticipates moving some other portfolios that are currently measured on the standardised approach over to an IRB methodology, albeit predominantly from 2013.

LLOYDS BANKING GROUP PLC

23.          Capital ratios (continued)

Core tier 1 capital
Core tier 1 capital has reduced due to the attributable loss for the period and increased pension scheme asset balances, partially offset by shares issued in the period.

The movements in core tier 1 and total capital in the period are shown below:

	Core tier 1	Total
	£m	£m

At 1 January 2012	37,991	54,996
Loss attributable to ordinary shareholders	(676)	(676)
Increase in regulatory post-retirement benefit adjustments	(318)	(318)
Movement in adjustment for own credit	155	155
Decrease in goodwill and intangible assets deductions	88	88
Increase in excess of expected losses over impairment allowances	(35)	(70)
Decrease in material holdings deduction	–	30
Decrease in eligible provisions	–	(66)
Decrease in supervisory deductions from total capital	–	1,363
Decrease in tier 1 subordinated debt	–	(312)
Decrease in dated subordinated debt	–	(436)
Other movements	282	315
At 30 June 2012	37,487	55,069

Tier 2 capital
Tier 2 capital has decreased in the period by £489 million largely arising from a decrease in dated subordinated debt, principally due to amortisation and exchange movements.

Supervisory deductions
Supervisory deductions principally consist of investments in subsidiary undertakings that are not within the banking group for regulatory purposes.  These investments are primarily the Scottish Widows and Clerical Medical life and pensions businesses together with general insurance business.  Also included within deductions for other unconsolidated investments at 31 December 2011 are investments in non-financial entities that are held by the Group's private equity (including venture capital) businesses.  The main driver of the decrease in the period in supervisory deductions is the application of revised regulatory rules to these private equity investments, which are now risk-weighted rather than being deducted from total capital.

LLOYDS BANKING GROUP PLC

24.         Related party transactions

UK Government
In January 2009, the UK Government through HM Treasury became a related party of the Company following its subscription for ordinary shares issued under a placing and open offer.  As at 30 June 2012, HM Treasury held a 39.2 per cent (31 December 2011: 40.2 per cent) interest in the Company’s ordinary share capital and consequently HM Treasury remained a related party of the Company during the half-year to 30 June 2012.

From 1 January 2011, in accordance with IAS 24, UK Government-controlled entities became related parties of the Group.  The Group regards the Bank of England and entities controlled by the UK Government, including The Royal Bank of Scotland Group plc, Northern Rock (Asset Management) plc and Bradford & Bingley plc, as related parties.

The Group has participated in a number of schemes operated by the UK Government and central banks and made available to eligible banks and building societies.

Credit guarantee scheme
HM Treasury launched the Credit Guarantee Scheme in October 2008.  The drawdown window for the Credit Guarantee Scheme closed for new issuance at the end of February 2010.  At 30 June 2012, the Group had £4.9 billion of debt in issue under the Credit Guarantee Scheme (31 December 2011: £23.5 billion).  During the half-year to 30 June 2012, fees of £51 million paid to HM Treasury in respect of guaranteed funding were included in the Group’s income statement (half-year to 30 June 2011: £160 million).

National Loan Guarantee Scheme
The Group is participating in the UK Government's National Loan Guarantee Scheme, which was launched on 20 March 2012.  Through the scheme, the Group expects to provide eligible UK businesses with discounted funding over the next two years, subject to continuation of the scheme and its financial benefits, and based on the Group’s existing lending criteria.  Eligible businesses who take up the funding will benefit from a 1 per cent discount on their funding rate for a certain period of time.

Business Growth Fund
In May 2011 the Group agreed, together with The Royal Bank of Scotland plc (and three other non-related parties), to commit up to £300 million of equity investment by subscribing for shares in the Business Growth Fund plc which is the company created to fulfil the role of the Business Growth Fund as set out in the British Bankers’ Association’s Business Taskforce Report of October 2010.  As at 30 June 2012, the Group had invested £37 million (31 December 2011: £20 million) in the Business Growth Fund and carried the investment at a fair value of £33 million (31 December 2011: £16 million).

Big Society Capital
In January 2012 the Group agreed, together with The Royal Bank of Scotland plc (and two other non-related parties), to commit up to £50 million each of equity investment into the Big Society Capital Fund.  The Fund, which was created as part of the Project Merlin arrangements, is a UK social investment fund.  The Fund was officially launched on 3 April 2012 and the Group had invested £8 million in the Fund by the end of June 2012.

Central bank facilities
In the ordinary course of business, the Group may from time to time access market-wide facilities provided by central banks.

Other government-related entities
There were no significant transactions with other UK Government-controlled entities (including UK Government-controlled banks) during the period that were not made in the ordinary course of business or that were unusual in their nature or conditions.

Other related party transactions
Other related party transactions for the half-year to 30 June 2012 are similar in nature to those for the year ended 31 December 2011.

LLOYDS BANKING GROUP PLC

25.	Events after the balance sheet date

EC mandated retail and commercial business divestment (Project Verde)
On 19 July 2012, the Group announced that it had agreed non-binding heads of terms with The Co-operative Group plc (Co-operative) for the EC mandated retail and commercial divestment known as Verde.

The transaction is expected to complete by the end of November 2013 and to result in the disposal of 632 branches, 4.8 million customers, including 3.1 million personal current account customers, and approximately £24 billion of assets.  The Co-operative will also acquire the TSB and Cheltenham & Gloucester (C&G) brands from the Group.

Under the heads of terms:

•	the Group will receive initial consideration of £350 million;

•	the initial consideration will be funded through the sale by Co-operative of perpetual subordinated debt, underwritten by the Group;

•	the Group will receive additional consideration of up to £400 million (on a present value basis) based on the performance of the Co-operative’s combined banking business between completion and 2027;

•
the Verde business is expected to have £1.5 billion of equity capital at completion if a standardised capital model is used.  This amount may be reduced by up to £300 million if the Verde business uses an Internal Ratings Based (IRB) model; and

•	the Group intends to apply for an IRB approach to be adopted prior to completion.

The Group continues to work with the Co-operative to finalise a sale and purchase agreement and is having ongoing constructive discussions on the transaction with the relevant governmental and regulatory bodies.

The completion of the divestment is currently expected to be recognised in the Group’s 2013 financial statements.  The ultimate impact on the Group of this disposal can only be known once the sale and purchase agreement has been agreed and the transaction completed.  The divestment is not expected to have a material effect on the ongoing future profitability of the Group.

LLOYDS BANKING GROUP PLC

26.         Future accounting developments

The following pronouncements may have a significant effect on the Group’s financial statements but are not applicable for the year ending 31 December 2012 and have not been applied in preparing these financial statements.  Save as disclosed below, the full impact of these accounting changes is being assessed by the Group.

Pronouncement	Nature of change	IASB effective date
Amendments to IAS 1 Presentation of Financial Statements – ‘Presentation of Items of Other Comprehensive Income’	Requires entities to group items presented in other comprehensive income on the basis of whether they are potentially reclassified to profit or loss subsequently.	Annual periods beginning on or after 1 July 2012.
Amendments to IFRS 7 Financial Instruments: Disclosures – ‘Disclosures-Offsetting Financial Assets and Financial Liabilities’	Requires an entity to disclose information to enable users of its financial statements to evaluate the effect or potential effect of netting arrangements on the entity’s balance sheet.	Annual and interim periods beginning on or after 1 January 2013.
IFRS 10 Consolidated Financial Statements
Supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities and establishes principles for the preparation of consolidated financial statements when an entity controls one or more entities.
Annual periods beginning on or after 1 January 2013.
IFRS 12 Disclosure of Interests in Other Entities
Requires an entity to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.
Annual periods beginning on or after 1 January 2013.
IFRS 13 Fair Value Measurement
Defines fair value, sets out a framework for measuring fair value and requires disclosures about fair value measurements.  It applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements.
Annual and interim periods beginning on or after 1 January 2013.
Amendments to IAS 19 Employee Benefits
Prescribes the accounting and disclosure by employers for employee benefits.  Actuarial gains and losses (remeasurements) in respect of defined benefit pension schemes can no longer be deferred using the corridor approach and must be recognised immediately in other comprehensive income.  At 31 December 2011, unrecognised actuarial losses were approximately £550 million.  The income statement charge for 2011 would have been approximately £200 million higher under the revised standard.
Annual periods beginning on or after 1 January 2013.
Amendments to IAS 32 Financial Instruments: Presentation – ‘Offsetting Financial Assets and Financial Liabilities’
Inserts application guidance to address inconsistencies identified in applying the offsetting criteria used in the standard.  Some gross settlement systems may qualify for offsetting where they exhibit certain characteristics akin to net settlement.
Annual periods beginning on or after 1 January 2014.
IFRS 9 Financial Instruments1
Replaces those parts of IAS 39 Financial Instruments: Recognition and Measurement relating to the classification, measurement and derecognition of financial assets and liabilities.  IFRS 9 requires financial assets to be classified into two measurement categories, fair value and amortised cost, on the basis of the objectives of the entity’s business model for managing its financial assets and the contractual cash flow characteristics of the instruments and eliminates the available-for-sale financial asset and held-to-maturity investment categories in IAS 39.  The requirements for financial liabilities and derecognition are broadly unchanged from IAS 39.
Annual periods beginning on or after 1 January 2015.

1
IFRS 9 is the initial stage of the project to replace IAS 39.  Future stages are expected to result in amendments to IFRS 9 to deal with changes to the impairment of financial assets measured at amortised cost and hedge accounting, as well as a reconsideration of classification and measurement.  Until all stages of the replacement project are complete, it is not possible to determine the overall impact on the financial statements of the replacement of IAS 39.

LLOYDS BANKING GROUP PLC

27.	Condensed consolidating financial information

Lloyds TSB Bank plc (LTSB Bank) is a wholly owned subsidiary of the Company and intends to offer and sell certain securities in the US from time to time utilising a registration statement on Form F-3 filed with the SEC by the Company.  This will be accompanied by a full and unconditional guarantee by the Company.

LTSB Bank intends to utilise an exception provided in Rule 3-10 of Regulation S-X which allows it to not file its financial statements with the SEC.  In accordance with the requirements to qualify for the exception, presented below is condensed consolidating financial information for:

•	The Company on a stand-alone basis as guarantor;

•	LTSB Bank on a stand-alone basis as issuer;

•	Non-guarantor subsidiaries of the Company and non-guarantor subsidiaries of LTSB Bank on a combined basis (Subsidiaries);

•	Consolidation adjustments; and

•	Lloyds Banking Group’s consolidated amounts (the Group).

Under IAS 27, the Company and LTSB Bank account for investments in their subsidiary undertakings at cost less impairment.  Rule 3-10 of Regulation S-X requires a company to account for its investments in subsidiary undertakings using the equity method, which would increase/(decrease) the result for the period of the Company and LTSB Bank in the information below by £(392) million and £1,056 million, respectively, for the half-year to 30 June 2012; £257 million and £(1,226) million for the half-year to 30 June 2011; and £(540) million and £(295) million for the half-year to 31 December 2011.  The net assets of the Company and LTSB Bank in the information below would also be increased by £8,305 million and £8,281 million, respectively, at 30 June 2012; and £8,421 million and £6,685 million at 31 December 2011.

Income statements

For the half-year ended 30 June 2012	Company	LTSB Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Net interest (expense) income	(73)	1,186	4,117	(572)	4,658
Other income	(307)	1,521	10,313	68	11,595
Total income	(380)	2,707	14,430	(504)	16,253
Insurance claims	–	–	(7,288)	–	(7,288)
Total income, net of insurance claims	(380)	2,707	7,142	(504)	8,965
Operating expenses	(16)	(3,795)	(3,118)	253	(6,676)
Trading surplus	(396)	(1,088)	4,024	(251)	2,289
Impairment	–	(761)	(2,397)	430	(2,728)
(Loss) profit before tax	(396)	(1,849)	1,627	179	(439)
Taxation	112	225	(524)	(15)	(202)
(Loss) profit for the period	(284)	(1,624)	1,103	164	(641)

LLOYDS BANKING GROUP PLC

27.         Condensed consolidating financial information (continued)

Income statements (continued)

For the half-year ended 30 June 2011	Company	LTSB Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Net interest (expense) income	(7)	1,722	4,842	(568)	5,989
Other income1	(286)	4,496	8,677	(2,347)	10,540
Total income	(293)	6,218	13,519	(2,915)	16,529
Insurance claims1	–	–	(5,661)	–	(5,661)
Total income, net of insurance claims	(293)	6,218	7,858	(2,915)	10,868
Operating expenses	(21)	(3,338)	(3,219)	150	(6,428)
Trading surplus	(314)	2,880	4,639	(2,765)	4,440
Impairment	–	(1,579)	(4,246)	1,334	(4,491)
(Loss) profit before tax	(314)	1,301	393	(1,431)	(51)
Taxation	88	236	(188)	(27)	109
(Loss) profit for the period	(226)	1,537	205	(1,458)	58

For the half-year ended 31 December 2011	Company	LTSB Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Net interest (expense) income	(12)	1,644	5,183	(106)	6,709
Other income1	331	3,493	159	(378)	3,605
Total income	319	5,137	5,342	(484)	10,314
Insurance claims1	–	–	(380)	–	(380)
Total income, net of insurance claims	319	5,137	4,962	(484)	9,934
Operating expenses	(207)	(2,987)	(3,539)	111	(6,622)
Trading surplus	112	2,150	1,423	(373)	3,312
Impairment	–	(1,191)	(3,194)	782	(3,603)
Loss on sale of businesses	–	–	(135)	135	–
Profit (loss) before tax	112	959	(1,906)	544	(291)
Taxation	(54)	224	(207)	(108)	(145)
Profit (loss) for the period	58	1,183	(2,113)	436	(436)

1 See note 3 on page 108.

LLOYDS BANKING GROUP PLC

27.         Condensed consolidating financial information (continued)

Balance sheets

At 30 June 2012	Company	LTSB Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	–	81,304	6,286	–	87,590
Items in course of collection from banks	–	1,024	430	–	1,454
Trading and other financial assets at fair value through profit or loss	–	5,755	139,968	(97)	145,626
Derivative financial instruments	1,326	31,226	38,224	(12,429)	58,347
Loans and receivables:
Loans and advances to banks	–	170,490	227,958	(366,669)	31,779
Loans and advances to customers	7,728	244,564	363,023	(80,870)	534,445
Debt securities	–	568	28,819	(22,958)	6,429
	7,728	415,622	619,800	(470,497)	572,653
Available-for-sale financial assets	3,224	32,184	18,959	(21,557)	32,810
Held-to-maturity investments	–	10,933	–	–	10,933
Investment properties	–	–	5,749	–	5,749
Goodwill	–	–	2,872	(856)	2,016
Value of in-force business	–	–	5,435	1,180	6,615
Other intangible assets	–	398	276	2,351	3,025
Tangible fixed assets	–	1,756	5,848	42	7,646
Current tax recoverable	–	1,295	12	(795)	512
Deferred tax assets	8	2,976	4,429	(3,184)	4,229
Retirement benefit assets	–	746	753	241	1,740
Investment in subsidiary undertakings	40,534	40,276	–	(80,810)	–
Other assets	926	3,985	16,764	(1,249)	20,426
Total assets	53,746	629,480	865,805	(587,660)	961,371

LLOYDS BANKING GROUP PLC

27.         Condensed consolidating financial information (continued)

Balance sheets (continued)

At 30 June 2012	Company	LTSB Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Equity and liabilities

Liabilities
Deposits from banks	–	193,674	238,320	(387,099)	44,895
Customer deposits	10,992	233,232	239,895	(60,881)	423,238
Items in course of transmission to banks	–	496	762	–	1,258
Trading and other financial liabilities at fair value through profit or loss	–	12,857	24,567	–	37,424
Derivative financial instruments	–	28,748	33,847	(12,442)	50,153
Notes in circulation	–	–	1,090	–	1,090
Debt securities in issue	549	84,236	89,188	(23,460)	150,513
Liabilities arising from insurance contracts and participating investment contracts	–	–	80,000	(10)	79,990
Liabilities arising from non-participating investment contracts	–	–	50,940	–	50,940
Unallocated surplus within insurance businesses	–	–	269	–	269
Other liabilities	124	6,298	32,826	(2,168)	37,080
Retirement benefit obligations	–	201	39	87	327
Current tax liabilities	110	27	1,021	(1,059)	99
Deferred tax liabilities	–	–	1,339	(1,069)	270
Other provisions	–	1,375	1,060	9	2,444
Subordinated liabilities	4,339	26,311	27,748	(23,646)	34,752
Total liabilities	16,114	587,455	822,911	(511,738)	914,742

Equity
Shareholders’ equity	37,632	42,025	42,202	(75,922)	45,937
Non-controlling interests	–	–	692	–	692
Total equity	37,632	42,025	42,894	(75,922)	46,629

Total equity and liabilities	53,746	629,480	865,805	(587,660)	961,371

LLOYDS BANKING GROUP PLC

27.         Condensed consolidating financial information (continued)

Balance sheets (continued)

At 31 December 2011	Company	LTSB Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	–	57,500	3,227	(5)	60,722
Items in course of collection from banks	–	898	510	–	1,408
Trading and other financial assets at fair value through profit or loss	–	4,665	135,089	(244)	139,510
Derivative financial instruments	1,660	37,517	38,539	(11,703)	66,013
Loans and receivables:
Loans and advances to banks	–	167,896	188,656	(323,946)	32,606
Loans and advances to customers	6,482	249,113	390,441	(80,398)	565,638
Debt securities	–	633	43,562	(31,725)	12,470
	6,482	417,642	622,659	(436,069)	610,714
Available-for-sale financial assets	3,121	31,351	13,117	(10,183)	37,406
Held-to-maturity investments	–	8,098	–	–	8,098
Investment properties	–	–	6,122	–	6,122
Goodwill	–	–	2,871	(855)	2,016
Value of in-force business	–	–	5,422	1,216	6,638
Other intangible assets	–	329	276	2,591	3,196
Tangible fixed assets	–	1,731	5,899	43	7,673
Current tax recoverable	–	830	604	(1,000)	434
Deferred tax assets	8	3,127	4,413	(3,052)	4,496
Retirement benefit assets	–	736	394	208	1,338
Investment in subsidiary undertakings	40,534	40,289	–	(80,823)	–
Other assets	880	1,263	13,918	(1,299)	14,762
Total assets	52,685	605,976	853,060	(541,175)	970,546

LLOYDS BANKING GROUP PLC

27.         Condensed consolidating financial information (continued)

Balance sheets (continued)

At 31 December 2011	Company	LTSB Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Equity and liabilities

Liabilities
Deposits from banks	–	154,592	231,327	(346,109)	39,810
Customer deposits	10,261	227,553	234,546	(58,454)	413,906
Items in course of transmission to banks	–	487	357	–	844
Trading and other financial liabilities at fair value through profit or loss	–	10,905	14,115	(65)	24,955
Derivative financial instruments	–	35,031	34,909	(11,728)	58,212
Notes in circulation	–	–	1,145	–	1,145
Debt securities in issue	555	102,237	104,565	(22,298)	185,059
Liabilities arising from insurance contracts and participating investment contracts	–	–	79,000	(9)	78,991
Liabilities arising from non-participating investment contracts	–	–	49,636	–	49,636
Unallocated surplus within insurance businesses	–	–	300	–	300
Other liabilities	52	4,364	29,625	(2,000)	32,041
Retirement benefit obligations	–	199	160	22	381
Current tax liabilities	10	24	1,287	(1,218)	103
Deferred tax liabilities	–	1	1,192	(879)	314
Other provisions	–	1,624	1,482	60	3,166
Subordinated liabilities	4,308	25,045	28,271	(22,535)	35,089
Total liabilities	15,186	562,062	811,917	(465,213)	923,952

Equity

Shareholders’ equity	37,499	43,914	40,457	(75,950)	45,920
Non-controlling interests	–	–	686	(12)	674
Total equity	37,499	43,914	41,143	(75,962)	46,594

Total equity and liabilities	52,685	605,976	853,060	(541,175)	970,546

LLOYDS BANKING GROUP PLC

27.         Condensed consolidating financial information (continued)

Cash flow statements

For the half-year ended 30 June 2012	Company	LTSB Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Net cash provided by (used in) operating activities	1,532	27,552	5,367	(11,858)	22,593

Purchase of financial assets	–	(9,963)	(12,449)	10,128	(12,284)
Proceeds from sale and maturity of financial assets	–	6,390	7,848	–	14,238
Purchase of fixed assets	–	(339)	(1,077)	–	(1,416)
Proceeds from sale of fixed assets	–	9	1,013	–	1,022
Acquisition of businesses, net of cash disposed	–	–	(20)	10	(10)
Disposal of businesses, net of cash disposed	–	10	5	(10)	5
Net cash provided by investing activities	–	(3,893)	(4,680)	10,128	1,555

Dividends paid to non-controlling interests	–	–	(23)	–	(23)
Interest paid on subordinated liabilities	(131)	(216)	(870)	329	(888)
Repayment of subordinated liabilities	–	–	(15)	–	(15)
Change in non-controlling interests	–	–	7	–	7
Net cash (used in) provided by financing activities	(131)	(216)	(901)	329	(919)
Effects of exchange rate changes on cash and cash equivalents	–	(9)	(1)	–	(10)
Change in cash and cash equivalents	1,401	23,434	(215)	(1,401)	23,219
Cash and cash equivalents at beginning of period	1,105	58,949	26,940	(1,105)	85,889
Cash and cash equivalents at end of period	2,506	82,383	26,725	(2,506)	109,108

LLOYDS BANKING GROUP PLC

27.         Condensed consolidating financial information (continued)

Cash flow statements (continued)

For the half-year ended 30 June 2011	Company	LTSB Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Net cash provided by (used in) operating activities	479	14,020	(5,074)	(487)	8,938

Purchase of financial assets	–	(8,395)	(5,801)	–	(14,196)
Proceeds from sale and maturity of financial assets	–	12,272	12,118	–	24,390
Purchase of fixed assets	–	(317)	(1,037)	–	(1,354)
Proceeds from sale of fixed assets	–	27	686	–	713
Acquisition of businesses, net of cash disposed	–	–	(8)	–	(8)
Disposal of businesses, net of cash disposed	–	–	238	–	238
Net cash provided by investing activities	–	3,587	6,196	–	9,783

Dividends paid to non-controlling interests	–	–	(22)	–	(22)
Interest paid on subordinated liabilities	–	(405)	(833)	8	(1,230)
Repayment of subordinated liabilities	–	(832)	(92)	–	(924)
Change in non-controlling interests	–	–	(10)	–	(10)
Net cash (used in) provided by financing activities	–	(1,237)	(957)	8	(2,186)
Effects of exchange rate changes on cash and cash equivalents	–	9	1	–	10
Change in cash and cash equivalents	479	16,379	166	(479)	16,545
Cash and cash equivalents at beginning of period	375	40,389	21,911	(375)	62,300
Cash and cash equivalents at end of period	854	56,768	22,077	(854)	78,845

LLOYDS BANKING GROUP PLC

27.         Condensed consolidating financial information (continued)

Cash flow statements (continued)

For the half-year ended 31 December 2011	Company	LTSB Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Net cash provided by (used in) operating activities	2,630	9,018	5,061	(5,754)	10,955

Additional capital injection into Lloyds TSB Bank plc	(2,340)	–	–	2,340	–
Purchase of financial assets	–	(11,667)	(5,387)	2,255	(14,799)
Proceeds from sale and maturity of financial assets	–	3,646	8,487	–	12,133
Purchase of fixed assets	–	(530)	(1,211)	–	(1,741)
Proceeds from sale of fixed assets	–	8	1,493	–	1,501
Additional capital injections to subsidiaries	–	(159)	–	159	–
Acquisition of businesses, net of cash acquired	–	–	(5)	–	(5)
Disposal of businesses, net of cash disposed	–	4	60	(4)	60
Net cash (used in) provided by investing activities	(2,340)	(8,698)	3,437	4,750	(2,851)

Dividends paid to non-controlling interests	–	–	(28)	–	(28)
Interest paid on subordinated liabilities	(39)	(225)	(1,180)	548	(896)
Repayment of subordinated liabilities	–	(250)	(2,604)	2,704	(150)
Capital contribution received	–	2,340	159	(2,499)	–
Change in non-controlling interests	–	–	18	–	18
Net cash provided by (used in) financing activities	(39)	1,865	(3,635)	753	(1,056)
Effects of exchange rate changes on cash and cash equivalents	–	(4)	–	–	(4)
Change in cash and cash equivalents	251	2,181	4,863	(251)	7,044
Cash and cash equivalents at beginning of period	854	56,768	22,077	(854)	78,845
Cash and cash equivalents at end of period	1,105	58,949	26,940	(1,105)	85,889

LLOYDS BANKING GROUP PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANKING GROUP plc

By:	/s/ G Culmer
Name:	George Culmer
Title:	Group Finance Director

Dated:	16 August 2012